Form 20-F
period 2002-12-31
CARMEL CONTAINER SYSTEMS LTD
filed 2003-06-24
CIK 799210

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NUMBER 1-9274


                         CARMEL CONTAINER SYSTEMS, LTD.
                         ------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                     ISRAEL
                                     ------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


           2 CHALAMISH STREET, CAESAREA INDUSTRIAL PARK 38900, ISRAEL
           ----------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
       NONE                                               NONE


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE
                  --------------------------------------------
                                (TITLE OF CLASS)

          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
                          TO SECTION 15(D) OF THE ACT:

                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
             2,400,187 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                      [X] Yes     [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                               [ ] Item 17   [X] Item 18

                                  INTRODUCTION

           We design and manufacture paper-based packaging and related products. We manufacture a varied line of products, including corrugated shipping containers, moisture-resistant packaging, consumer packaging, triple-wall packaging, and wooden pallets and boxes. We were incorporated in 1983 under the laws of the State of Israel. In 1986, we completed the initial public offering of our ordinary shares, which are traded on the American Stock Exchange under the symbol "KML."

           Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3 -- Key Information -- Risk Factors" and elsewhere in this annual report.

           We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with accounting principles generally accepted in Israel, or Israeli GAAP. All references in this annual report to dollars or "$" are to U.S. dollars. In accordance with Israeli GAAP, all financial information presented in this annual report in NIS is presented in adjusted NIS, together with a convenience translation of the adjusted amounts to dollars. The representative exchange rate between the NIS and the dollar, as published by the Bank of Israel for December 31, 2002, was NIS 4.737 per $1.00.

           As used in this annual report, the terms "we," "us," "our" and "our company" mean Carmel Container Systems Ltd. and its subsidiaries, unless otherwise indicated.

                                TABLE OF CONTENTS

                                                                                                                         PAGE
PART I               .....................................................................................................1

           ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS......................................1

           ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE....................................................1

           ITEM 3.             KEY INFORMATION............................................................................1

                     A.        SELECTED FINANCIAL DATA....................................................................1

                     B.        CAPITALIZATION AND INDEBTEDNESS............................................................3

                     C.        REASONS FOR THE OFFER AND USE OF PROCEEDS..................................................3

                     D.        RISK FACTORS...............................................................................3

           ITEM 4.             INFORMATION ON OUR COMPANY.................................................................5

                     A.        HISTORY AND DEVELOPMENT OF OUR COMPANY.....................................................5

                     B.        BUSINESS OVERVIEW..........................................................................5

                     C.        ORGANIZATIONAL STRUCTURE..................................................................11

                     D.        PROPERTY, PLANTS AND EQUIPMENT............................................................11

           ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................13

                     A.        OPERATING RESULTS.........................................................................13

                     B.        LIQUIDITY AND CAPITAL RESOURCES...........................................................18

                     C.        RESEARCH AND DEVELOPMENT..................................................................21

                     D.        TREND INFORMATION.........................................................................21

           ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................................................21

                     A.        DIRECTORS AND SENIOR MANAGEMENT...........................................................21

                     B.        COMPENSATION..............................................................................26

                     C.        BOARD PRACTICES...........................................................................26

                     D.        EMPLOYEES.................................................................................28

                     E.        SHARE OWNERSHIP...........................................................................29

           ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................30

                     A.        MAJOR SHAREHOLDERS........................................................................30

                     B.        RELATED PARTY TRANSACTIONS................................................................31



                     C.        INTERESTS OF EXPERTS AND COUNSEL..........................................................32

           ITEM 8.             FINANCIAL INFORMATION.....................................................................32

                     A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION...................................32

                     B.        SIGNIFICANT CHANGES.......................................................................33

           ITEM 9.             THE OFFER AND LISTING.....................................................................34

                     A.        OFFER AND LISTING DETAILS.................................................................34

                     B.        PLAN OF DISTRIBUTION......................................................................35

                     C.        MARKETS...................................................................................35

                     D.        SELLING SHAREHOLDERS......................................................................35

                     E.        DILUTION..................................................................................35

                     F.        EXPENSES OF THE ISSUE.....................................................................35

           ITEM 10.            ADDITIONAL INFORMATION....................................................................35

                     A.        SHARE CAPITAL.............................................................................35

                     B.        MEMORANDUM AND ARTICLES OF ASSOCIATION....................................................35

                     C.        MATERIAL CONTRACTS........................................................................38

                     D.        EXCHANGE CONTROLS.........................................................................39

                     E.        TAXATION..................................................................................39

                     F.        DIVIDENDS AND PAYING AGENTS...............................................................49

                     G.        STATEMENTS BY EXPERTS.....................................................................49

                     H.        DOCUMENTS ON DISPLAY......................................................................49

                     I.        SUBSIDIARY INFORMATION....................................................................50

           ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.................................50

           ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....................................51

PART II              ....................................................................................................51

           ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........................................51

           ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..............51



           ITEM 15.            CONTROLS AND PROCEDURES...................................................................51

           ITEM 16.            [RESERVED]................................................................................51

PART III             ....................................................................................................52

           ITEM 17.            FINANCIAL STATEMENTS......................................................................52

           ITEM 18.            FINANCIAL STATEMENTS......................................................................52

           ITEM 19.            EXHIBITS..................................................................................52


                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.

ITEM 3.    KEY INFORMATION

A.         SELECTED FINANCIAL DATA.

           The selected consolidated statement of income data set forth below with respect to the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements that have been prepared in accordance with Israeli GAAP, which differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. No reconciliation between Israeli GAAP and U.S. GAAP is necessary with regard to our Consolidated Financial Statements as there are no material differences between the quantitative numbers prepared in compliance with Israeli GAAP and U.S. GAAP. See note 21 to consolidated financial statements. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospectus" contained herein, the consolidated financial statements which have been audited by Kost, Forer & Gabbay, a member of Ernst & Young Global, independent auditors, and the notes to those statements included elsewhere in this document.

                      Selected Consolidated Financial Data

                                  Adjusted NIS(1)
                      (In thousands, except per share data)
                             Year Ended December 31,

                                                                                ($U.S.)
                                              -------------------------------------------------------------------------
                                               1998         1999         2000          2001         2002         2002
                                               ----         ----         ----          ----         ----         ----
INCOME STATEMENT DATA:
Revenues from sales, net....................  432,606      426,751      412,577       356,722      344,086       72,637
Cost of sales...............................  361,553      353,086      357,399       322,375      317,187       66,960
Gross profit................................   71,053       73,665       55,178        34,347       26,899        5,677
Selling, general and administrative expenses   41,240       41,188       46,328        38,248       35,105        7,411



---------------------------------------
(1) We maintain our accounting records in nominal NIS. All amounts are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2002, according to the
Israeli Consumer Price Index, or CPI, published on January 15, 2003. See note 2
(b) to consolidated financial statements.

                                                                                ($U.S.)
                                              -------------------------------------------------------------------------
                                               1998         1999         2000          2001         2002         2002
                                               ----         ----         ----          ----         ----         ----

Operating income (loss).....................   29,814       32,477        8,850        (3,901)      (8,206)      (1,734)
Financial expenses, net.....................   19,195       11,857        8,662        11,069        6,193        1,307
Other income (expenses), net................      154           48          750           155       (1,177)        (248)
Income (loss) before taxes on income........   10,773       20,667          938       (14,815)     (15,576)      (3,289)
Taxes on income (tax benefit)...............    4,121        7,460         (643)       (5,673)      (6,039)      (1,275)
Minority interest in losses (earnings) of a
subsidiary..................................      730         (234)        (555)          236          822          174
Net income (loss) for the year..............    7,382       12,973        1,026        (8,906)      (8,715)      (1,840)
Basic earnings (loss) per share.............    2.94         5.17         0.41          (3.71)       (3.63)       (0.76)
Weighted average number of shares
outstanding.................................    2,509        2,509        2,491         2,400        2,400        2,400

BALANCE SHEET DATA:
Working capital.............................   19,072       51,169       68,941        58,991       42,593        8,992
Total assets................................  394,983      396,820      367,937       322,307      306,556       64,715
Long-term debt, including current maturities   96,088       95,137       92,749        86,268       68,930       14,551
Shareholders' equity........................  123,171      136,252      133,244       124,338      115,623       24,408


           The following table sets forth, for the periods and dates indicated, certain information with respect to the exchange rate between the NIS and the dollar, based on the exchange rate published by the Bank of Israel for the periods indicated:

                                                           NIS per Dollar
                              --------------------------------------------------------------------------
               Calendar
                 Year         Average(1)              High                  Low              December 31
                 ----         ----------              ----                  ---              -----------
                 1998           3.7900               4.3670               3.5480               4.1600
                 1999           4.1340               4.2760               4.0340               4.1530
                 2000           4.0745               4.1980               3.9670               4.0410
                 2001           4.2050               4.4160               4.0410               4.4160
                 2002           4.7490               4.9940               4.4370               4.7370


----------------------------------------------------------------
(1) Based on the average exchange rate between the NIS and the dollar each month during the period.


           The following table sets forth, for the periods indicated, the high and low exchange rates for NIS to dollars. These exchange rates are high and low exchange rates, as quoted by the Bank of Israel, for each month during the applicable period.

                                           NIS PER DOLLAR
                                -----------------------------------
MONTH/YEAR                       HIGH                         LOW
----------                       ----                         ---

December 2002                   4.7910                       4.6320
January 2003                    4.8980                       4.7690
February 2003                   4.9240                       4.8370
March 2003                      4.8580                       4.7100
April 2003                      4.6870                       4.5640
May 2003                        4.5770                       4.3730


B.         CAPITALIZATION AND INDEBTEDNESS.

           Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS.

           Not applicable.

D.         RISK FACTORS.

           OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED DUE TO ANY OF THE FOLLOWING RISKS, AMONG OTHERS. IF WE DO NOT SUCCESSFULLY ADDRESS THE RISKS TO WHICH WE ARE SUBJECT, WE COULD EXPERIENCE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND OUR SHARE PRICE MAY DECLINE. WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY ADDRESS ANY OF THESE RISKS.

           WE INCURRED OPERATING AND NET LOSS IN THE YEAR ENDED DECEMBER 31, 2002. WE MAY NOT BE ABLE TO RETURN TO PROFITABLY IN THE NEAR FUTURE.

           We reported net loss of NIS 8.7 million ($1.8 million) for the year 2002. If our volume of sales and the prices at which we sell our products do not increase, or if our expenses increase at a greater pace than our revenues, we will not return to profitability. Even if we return to profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

           OUR MARKETS ARE HIGHLY COMPETITIVE; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

           We compete directly with a number of manufacturers of paper-based packaging products. Increased competition, direct or indirect, have adversely affected, and could adversely affect, our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves. Moreover, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - B. Business Overview - Competition."

           WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

           The principal raw materials used in the manufacture of our products, kraftliner paper and recycled paper, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cycles. The supply and price of kraftliner paper in particular is dependent upon a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather.

           WE MAY BE ADVERSELY AFFECTED IF THE RATE OF DEVALUATION OF THE NIS AGAINST THE DOLLAR EXCEEDS THE RATE OF INFLATION IN ISRAEL.

           While payments for our products are made in NIS, we incur a significant portion of our expenses in dollars. As a result, we are exposed to the risk that the rate of devaluation of the NIS in relation to the dollar will exceed the rate of inflation in Israel. In the years 1998, 2001, 2002 and in the three month period ending March 31, 2003, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (contrary to the circumstances in the years 1999 and 2000). We cannot predict any future trends. See "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

           WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

           We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant escalation in violence between Israel and the Palestinians. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, as of June 2003, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

           All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 4. Information on the Company - B. Business Overview - Conditions in Israel."

ITEM 4.    INFORMATION ON OUR COMPANY

A.         HISTORY AND DEVELOPMENT OF OUR COMPANY.

           In January 1983, Carmel-Plaro Ltd., a private holding company, was organized under the laws of the State of Israel following the merger of Carmel Container Ltd. and Plaro Industries Ltd. In September, 1986, Carmel-Plaro Ltd. merged with its two wholly-owned subsidiaries to form Carmel Container Systems, Ltd. In October 1986, we completed an initial public offering of our ordinary shares, par value NIS 1.0 per share, which are traded on the American Stock Exchange under the symbol "KML."

           Our registered office in Israel is located at 2 Chalamish Street, Caesarea Industrial Park 38900, Israel and our telephone number is 972-4-623-9350.

B.         BUSINESS OVERVIEW.

GENERAL

           We are a leading Israeli designer and manufacturer of paper-based packaging and related products. We manufacture a varied line of products, including corrugated shipping containers, moisture-resistant packaging, consumer packaging, triple-wall packaging and wooden pallets, and boxes. Our subsidiaries are: C.D. Packaging Systems Ltd., or C.D., a leading manufacturer of corrugated board-based and other consumer packaging in Israel, and Tri-Wall Containers (Israel) Limited, or Tri-Wall, a manufacturer of heavy duty and bulk packaging made of triple-wall corrugated board and wooden pallets, and boxes for agricultural exports and other uses. In December 1995, C.D., together with Kappa Packaging International BV, a Dutch company, or KPI, formed Solid Packaging Board Ltd. which markets products manufactured by C.D., using the expertise and materials supplied by KPI.

           Most of our products are made from corrugated board that we produce. We manufacture additional products made from duplex carton and wood. See "Item
4. Information on the Company - B. Business Overview - Sources of Raw Materials." In 2002, we sold approximately 73,800 metric tons of paper-based corrugated packaging, compared to approximately 64,600 metric tons in 2001. One metric ton equals approximately 2,205 pounds.

           Our products are marketed to a wide variety of customers in Israel for diverse uses. Our sales to Israeli exporters amounted to approximately 11.7% and 17.9% of total sales in 2002 and 2001, respectively. The decline in sales to Israeli exporters in 2002 resulted from the overall decline in citrus exports from Israel.

SHIPPING CONTAINERS

           We manufacture and market a broad range of shipping containers utilizing corrugated board that we produce. We operate two plants in Israel: a plant in Caesarea and a plant in Carmiel. See "Item 4. Information on the Company - D. Property, Plants and Equipment."

           Corrugated board containers conserve shipping and storage space because they are delivered knocked-down, unitized and can be adapted to modern material handling systems. Sales of corrugated board containers in 2002 were NIS
255.9 million ($54.0 million), compared to NIS 258.4 million in 2001. Despite the increase in quantative sales, revenues from sales of corrugated board and corrugated board containers in 2002, decreased by 1% as compared to 2001 due to an increase in competition and a decrease in selling prices.

AUTOMATIC PACKAGING SYSTEMS

           Our modern manufacturing process utilizes fully automated, box-making machinery that allows the corrugated trays to be created within our customers' own production facilities or in our regional facilities. The machinery utilized in this manufacturing process is imported from various manufacturers for our own use as well as for the use of our customers.

PAPER-BASED CONSUMER PACKAGING

           Through C.D., we manufacture and market folding cartons and Micro-Fine corrugated board packaging, formerly known as E Flute, for use as packaging by manufacturers of consumer products. Sales of consumer packaging products in 2002 amounted to NIS 30.7 million ($6.5 million) (approximately 8.9% of our consolidated sales), compared to NIS 30.7 million (approximately 8.6% of our consolidated sales) in 2001.

OUR SUBSIDIARIES

C.D. PACKAGING SYSTEM LTD.

           C.D. is a leading Israeli manufacturer of the Micro-Fine brand of fine corrugated board, the primary type of corrugated board used in consumer packaging. C.D. has developed an extensive range of graphics and printing techniques. Many of its Micro-Fine products are made with pre-printed litho-laminated sheets. This has enabled C.D. to respond to increased demand for easy-to-handle, sophisticated, promotional packaging containers, which are used primarily for the export of consumer goods.

           C.D. was established in 1986 pursuant to a joint venture agreement between us and American Israeli Paper Mills Ltd., or AIPM, which since August 1992, has been one of our principal shareholders (see "Item 7. Major Shareholders and Related Party Transactions"). We control 50.1% of C.D. and AIPM controls the remaining 49.9% of C.D.'s shares. C.D. was established for the purpose of consolidating our paper-based consumer packaging operations with those of AIPM. Other than the production of Micro-Fine boards, all of our paper-based consumer packaging activity is conducted by C.D., which operates a state-of-the-art facility in Migdal Haemek, Israel.

           Pursuant to the joint venture agreement between us and AIPM, C.D. must purchase, and we must supply, all of C.D.'s requirements for Micro Fine board at prices acceptable to both parties, subject to certain limitations. We continue to sell Micro Fine board to various customers in addition to C.D., and C.D. purchases raw materials from other suppliers. In 2002, C.D. purchased approximately 830 metric tons of Micro-Fine board from us for an aggregate sum of NIS 3.3 million ($0.7 million), compared to 1,000 metric tons of Micro-Fine board that they purchased from us in 2001 for an aggregate sum of NIS 4.7 million.

           In December 1992, C.D. was granted approved enterprise status, pursuant to the Israeli Law for the Encouragement of Capital Investments (1959), or the Investment Law, with respect to its expansion program at its manufacturing facility. The program related to the acquisition of equipment utilized in the manufacture of C.D.'s board packaging in an aggregate amount of approximately $4.4 million, 38% of which was to be funded by a state grant. In 1997, C.D. completed its expansion program following the installation of new equipment costing approximately $4.3 million, of which approximately $1.7 million was funded by a state grant.

           In December 1999, C.D. submitted the approved enterprise final report to the Investment Center of the Ministry of Industry and Commerce of Israel, or the Investment Center. In October 2001, the head of the audit department in the Investments Center informed C.D. that he may recommend that the Investments Center cancel the approval that was granted in 1992 because of C.D.'s non-compliance with the terms and conditions required by the approval. On December 8, 2002, the Investment Center retroactively cancelled the 1992 approval granting C.D. approved enterprise status. As a result C.D. is required to refund certain investment grants in the amount of $400,000 which are to be paid in 36 equal monthly installments commencing August 2002. Further, C.D. has committed to continue to employ a fixed number of employees, as determined by the Investment Center, until July 2005.

           In December 1995, C.D. together with KPI formed Solid Packaging Board Ltd., a company that markets products manufactured by C.D. using the expertise and materials supplied by KPI. KPI's sales in 2002 totaled approximately NIS 1.3 million ($274,000), compared to sales of NIS 1.6 million in 2001.

TRIPLE-WALL PACKAGING AND WOODEN PALLETS AND BOXES

           Tri-Wall, our wholly-owned subsidiary, is a leading Israeli manufacturer of heavy-duty and bulk packaging made of triple-wall corrugated board, and of wooden pallets and boxes for agricultural exports and other uses. Tri-Wall manufactures triple-wall packaging in its Netanya, Israel plant. The wooden pallets and boxes are manufactured in Tri-Wall's plant in Netivot, Israel. Tri-Wall's sales in 2002 were NIS 57.5 million ($12.1 million) (approximately 16.7% of our consolidated sales), compared to NIS 67.6 million (approximately 18.9% of our consolidated sales) in 2001. We manufacture the triple-wall board utilized by Tri-Wall and sell the board to Tri-Wall at current market rates. In 2002, Tri-Wall purchased 1,720 tons of triple-wall board from us, at an aggregate sum of NIS 6.8 million ($1.4 million), compared to the 1,950 tons of triple-wall board purchased by Tri-Wall at an aggregate sum of NIS 9.2 million in 2001.

           In May 1991, pursuant to the Investment Law, Tri-Wall was granted approved enterprise status with respect to an expansion program at its manufacturing facility in Netivot, Israel. The cost of the program was an aggregate amount of approximately $550,000. In 1995, Tri-Wall invested approximately $461,000 and received approximately $175,000 of state grants with respect to such approved enterprise. In February 1997, Tri-Wall received approval for an investment of $576,000 to be used for further expansion, of which 34% ($195,840) is to be funded by the Government of Israel in the form of grants. As of December 31, 2000, Tri-Wall invested approximately NIS 2.1 million ($474,000) with respect to such approved enterprise, of which NIS 663,000 ($150,000) was funded by a state grant. Tri-Wall did not invest with respect to such approved enterprise in the years ended December 31, 2001 and 2002.

           We provide certain management services and license certain technology relating to the manufacture of triple-wall corrugated board to Tri-Wall. In 2002, Tri-Wall paid us management fees and royalties amounting to approximately NIS 2.3 million ($486,000), compared to NIS 2.2 million in 2001.

SALES AND MARKETING

           We sell our shipping containers directly to customers in Israel principally through the efforts of our management, in-house sales force and agents. C.D. and Tri-wall market their products directly to customers as well.

           Our products are sold to over 500 customers in Israel. In 2002, approximately 60 of our customers accounted for approximately 77% of our net sales, in the aggregate. In 2002, we sold approximately 73,800 metric tons of paper-based corrugated packaging, compared to approximately 64,600 metric tons in 2001, an increase of 14.3% as compared to 2001.

           Packaging for exported agricultural products constitutes a significant portion of our sales. Total sales of containers for export decreased by approximately 25% in 2002, as compared to 2001. This decrease was primarily caused by a 44% decrease in sales of containers used for the export of citrus fruit and a decrease of 11% of sales to Tri-Wall of containers used for the export of hi-tech products, as compared to 2001. The sale of containers for non-citrus agricultural exports remained the same as in 2001. Sales of containers to be used for domestic agricultural products increased by approximately 47%, compared to 2001. In 2002, sales of containers for use in the food industry increased by 3%, compared to 2001. Sales of containers for the beverage industry increased by 5% in 2002, compared to 2001. Sales of containers for other industries increased by 14% in 2002, compared to 2001. Sales of boards for miscellaneous use increased by 86%, compared to 2001. In 2002, the average price of our products decreased by 14.6%, compared to 2001. This decrease was caused primarily by the increase of competition in our industry, as well as the continued slow-down in the Israeli economy in 2002.

SEASONALITY

           Some of our containers are used to transport agricultural products including citrus fruits. As a result, sales of some of our products are influenced by the agricultural harvest in Israel, which occurs in autumn and winter.

SOURCES OF RAW MATERIALS

           Our principal raw material is paper, mainly kraft linerboard, semi-chemical paper and recycled paper. In 2002, we purchased approximately 53% of our paper supplies, in terms of value, from domestic suppliers in Israel and imported 47% of our paper supplies. Of our imported paper supply, 26% is imported from the United States and 21% is imported from Europe and other countries. In 2002, we purchased all of our domestic paper supply from AIPM, and 49% of our imported paper supply, in terms of value, from International Forest Products Corporation (see "Item 7. Major Shareholders and Related Party Transactions"). We obtain our supply of recycled paper from Israeli sources, and all other types of paper from import sources.

           Prices of imported paper were stable through 1998 and until the end of the third quarter of 1999. Prices increased slightly in the fourth quarter of 1999 and continued to increase until the third quarter of 2000. Prices began to decrease in the fourth quarter of 2000 and continued to decrease through 2001 and the first quarter of 2002. Prices stabilized in the second quarter of 2002 and remained stable through the third quarter of 2002. In the fourth quarter of 2002, prices began to increase and continued to increase through the first quarter of 2003. Prices began to decrease in the second quarter of 2003.

           Prices of recycled domestic paper were stable in 1999 and through the third quarter of 2000, but slightly decreased in the fourth quarter of 2000, throughout the year 2001 and the first quarter of 2002. Prices stabilized in the second quarter of 2002 through the fourth quarter of 2002. Prices began to decrease slightly in the first quarter of 2003.

           The raw materials that we require for the manufacture of our other products are readily available both from Israeli producers and from import sources.

COMPETITION

           In addition to our company, there are three manufacturers of corrugated board and corrugated board shipping containers in Israel. Our strongest competitor in the manufacture and marketing of corrugated board and corrugated board shipping containers is Cargal Ltd., or Cargal.

           We estimate that in 2002, we and Cargal accounted for approximately 27% and 26%, respectively, of the total Israeli market for corrugated board and corrugated board shipping containers. We, Cargal and a third company, I.M.A. Itzur Mutzarei Ariza, collectively, manufacture approximately 75% of the corrugated board and approximately 80% of the corrugated board packaging in Israel. Our competitive strategy is based principally on customer service and the diversity of our products. The fourth manufacturer of corrugated board and containers in Israel is Best Carton Ltd., which entered the market in 1998. The entry of Best Carton Ltd., which manufactures approximately 20% of the corrugated board packaging in Israel, has contributed to the erosion of prices in the market, particularly in the market for packaging agricultural goods. See "Item 10C. Material Contracts". During the year 2002 we experienced increased competition from Turkish importers of packaging products for agricultural goods. Imported packaging products from Turkey are significantly cheaper than domestic products and accounted for approximately 5% of the total Israeli market. The entry of imported packaging products from Turkey in 2001 significantly contributed to the decrease of prices in the market.

           We, through C.D., are the leading manufacturer of corrugated board-based consumer packaging in Israel. There are four major manufacturers of corrugated board-based consumer packaging in Israel, including C.D., as well as a number of smaller manufacturers. Of the four major Israeli producers of corrugated board packaging, we are the only producer of consumer packaging. We compete in the consumer packaging field with three other companies, as well as with direct and indirect imports amounting to approximately 19% of the market.

           Tri-Wall supplies over 65% of the Israeli market for triple-wall board packaging. Cargal's introduction of a triple-wall board packaging product to the market in 2001 has resulted in increased competition and has contributed to the decrease of Tri-Wall's market share for these products. Tri-Wall is one of the leaders in the field of wood shipping pallets. However, Tri-Wall has several competitors in that field, including a subsidiary of Cargal.

C.         ORGANIZATIONAL STRUCTURE.

           The following is a list of our subsidiaries and our percentage ownership:

       Name of Company                              Percentage of Ownership
       ---------------                              -----------------------

(Operating Subsidiaries)

Tri-Wall Containers (Israel) Ltd.                            100
C.D. Packaging Systems Ltd.                                   50(1)
Solid Packaging Board Ltd.(2)                                 50

(Inactive Subsidiaries)

Plaro Container Systems (1989) Ltd.                          100
Tri-Wall Pallets (1973) Ltd.                                 100

-------------------------

(1) As a result of our joint venture agreement with AIPM, we control 50.1 percent of C.D. Packaging Systems, Ltd.

(2) C.D. Packaging Systems Ltd. holds 50% of Solid Packaging Board, Ltd.'s equity interest.


D.         PROPERTY, PLANTS AND EQUIPMENT.

           Our Caesarea plant began partial-capacity operations at the end of 1996 and became fully operational in 1997. The plant consists of approximately 377,000 square feet and is leased through our wholly-owned subsidiary, Plaro Container Systems (1989) Ltd., or Plaro. Plaro entered into a 20-year lease agreement that commenced in June 1996 with Gev-Yam High-Tech Ltd., or Gev Yam, for the lease of approximately 935,000 square feet of land, or the Site, on which Gev Yam built the plant. We installed newly-purchased equipment and relocated equipment from our Tirat HaCarmel and Holon facilities. In 2002, we paid NIS 9.3 million ($2.0 million) in rent with respect to the Site.

           Plaro provided guarantees to Gev Yam in the aggregate of $4.0 million from AIPM, Ampal Enterprises Ltd., or AMPAL and Rand-Whitney Group LLC (a wholly-owned subsidiary of Kraft Group LLC), our principal shareholders. See "Item 7. Major Shareholders and Related Party Transactions." In addition, Plaro entered into a management agreement with Caesarea Edmond Benjamin de Rothschild Development Company Ltd., the original owner and lessor of the Site, pursuant to which Plaro is required to pay various municipal charges. Pursuant to an option agreement between Plaro and Gev Yam, dated May 25, 1994, Plaro was granted an option to buy the Site commencing as of the 13th year of the lease, at a price to be determined by an independent appraiser in accordance with a mechanism set forth in such option agreement.

           We lease a building in Carmiel, with an area of approximately 85,700 square feet, pursuant to a lease that commenced in June 1994. Since 1994, we expanded the plant at a cost of approximately $730,000, which was paid by the landlord. Following the above-mentioned expansion of the plant, the lease agreement was extended until May 31, 2007. The annual rent for our Carmiel facility in 2002 was NIS 996,000 ($210,000). This facility principally produces Micro-Fine boards for consumer packaging as well as other corrugated board products. In June 1998, we began to lease 13,000 square feet of storage in a nearby building and in May 2000, we began to lease an additional 7,300 square feet of storage in this same building. Recently, we amended the two lease agreements in order to synchronize the agreement terms and options. The term for both agreements terminates on June 30, 2003, with an option to renew for two additional years. We intend to renew both agreements for a term of at least one year. The annual rent for the two additional leases, which is linked to the Israeli consumer price index, or CPI, amounted in 2002 to NIS 288,000 ($60,800).

           C.D. leases approximately 81,000 square feet of industrial building space in Migdal Haemek near Haifa. The lease expires in January 2004. C.D. has an option to extend this lease on the same terms until December 2006. In 2002, the annual rent payment for C.D.'s Migdal Haemek facility, which is linked to the dollar and the CPI, was approximately NIS 1.3 million ($280,000).

           Tri-Wall owns land (with an area of approximately 53,000 square feet) and an industrial building (with an area of approximately 30,000 square feet) located in Netanya's industrial area. Tri-Wall entered into an agreement with an unaffiliated third party to lease a portion of the Netanya facility for a term of three years beginning June 1, 1999 at an annual rent of $78,000. This lease was amended in 2000 to include the entire Netanya Facility. In 2002, the total income generated from this lease amounted to NIS 513,000 ($107,000). Tri-Wall has extended the term of this lease until 2004.

           Tri-Wall also owns land and an industrial building in Netivot, where Tri-Wall's wooden pallet and box manufacturing facility is located. The area of the plot is approximately 160,000 square feet.

           Tri-Wall's container manufacturing plant consists of approximately 56,000 square feet on a plot of approximately 135,000 square feet. This plant is located in a facility in Netanya which Tri-Wall sub-leased from Rav Kol-Bo Tagar (Wechselman) Ltd. The term of the sub-lease expired in November 1997. Tri-Wall has not entered into any formal agreement to extend the sub-lease, but continues to make monthly payments in accordance with the terms set forth in the expired sub-lease agreement. The annual rent reserved by Tri-Wall for this plant in 2002 was approximately NIS 1.0 million ($216,000).

           In 2002, Tri-Wall was notified by the municipality of Netanya of the municipality's intention to expropriate, without consideration, approximately 24, 000 square feet of the property on which Tri-Wall's factory is situated, in order to construct a public road. See "Item 8. Financial Information - Legal Proceedings."

ENVIRONMENTAL REGULATION MATTERS

           Certain of our manufacturing operations are subject to Israeli environmental and pollution control laws. In order to comply with these laws, we have installed scrap paper recovery systems and we sell balled scrap for recycling. We have also installed a system to prevent pollution from liquid wastes at our plant in Caesarea. In addition, we use printing inks made of organic materials rather than of metallic printing inks.


ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS.

GENERAL

           We maintain our accounts and present our financial statements in NIS adjusted for changes in the general purchasing power of the Israeli currency. In accordance with Israeli GAAP, all financial information presented in this Report in NIS is presented in adjusted NIS. This presentation permits the financial information to be set forth in constant terms as measured by changes in the CPI with a convenience translation of the adjusted amounts to dollars. See note 2(b) to consolidated financial statements.

           The preparation of our financial statements requires our management to make estimates and assumptions that affect our reported amounts of assets and liabilities at the date of the financial statements and our reported amounts of revenues and expenses during the reporting period. On an on-going basis, our management evaluates its own estimates and judgments, including allowance for doubtful accounts and inventory valuation. Our Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

           Our management believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

           We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments, which is included in bad debt expense. Our management determines the adequacy of this allowance by regularly reviewing the complexion of our accounts receivable aging and evaluating individual customer receivables, considering such customer's financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in the impairment of our customers' ability to make payments, additional allowances may be required in future periods.

INVENTORY

           The Company's inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for raw materials and materials in transit. Cost for supply and materials inventories is determined on the basis of moving-average cost. Cost for work in progress and finished products is determined on the basis of computed direct manufacturing costs with allocable indirect manufacturing costs.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

SALES

           Our consolidated sales in 2002 were NIS 344.1 million, ($72.6 Million), as compared to NIS 356.7 million for 2001. The decrease in sales in 2002, despite an increase in the amount of goods we sold, reflected significantly eroded selling prices, resulting from the continuing recession and competition in the market, which were then offset by the increased amount of goods sold.

COST OF SALES

           Cost of sales in 2002 amounted to NIS 317.2 million ($67.0 million), compared to NIS 322.4 million in 2001, a decrease of 1.6%. The cost of sales percentage of sales was 92.1% of sales, compared to 90.4% of sales in 2001. This decrease in the cost of sales resulted primarily from a reduction in our cost of materials and a decrease in salaries and wages.

           Gross profit for 2002 was NIS 26.9 million, ($5.7 Million), representing 7.8% of sales, as compared to NIS 34.3 million representing 9.6% of sales for 2001. The decrease in gross profit resulted from the significant erosion of sale prices, with a quantitative increase and slight decrease in prices of raw materials, during 2002.

SELLING EXPENSES

           Selling expenses in 2002 totaled NIS 17.1 million ($3.6 million), compared to NIS 18.4 million in 2001. This decrease in selling expenses resulted primarily from a decrease in salary expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

           General and administrative expenses in 2002 decreased by 9.1% and were NIS 18.0 million ($3.8 million) or 5.2% of sales, compared to NIS 19.8 million in 2001, representing 5.6% of sales in 2001. This decrease in general and administrative expenses resulted primarily from a decrease in management salaries, office expenses and a decrease in the reserve for unpaid debts.

OPERATING INCOME (LOSS)

           Operating loss before financial expenses was NIS 8.2 million, ($1.7 million), representing 2.4% of sales, for 2002, as compared to operating loss before financial expenses of NIS 3.9 million, representing 1.1% of sales, for 2001.

FINANCIAL EXPENSES

           Financial expenses net for 2002 were NIS 6.2 million, ($1.3 million), representing 1.8% of sales, as compared to NIS 11.1 million, representing 3.1% of sales, for 2001.

           The decrease in actual financial expenses in 2002, as compared to 2001, resulted from the significant decrease in financial liabilities to banks during 2002, as compared to 2001, and the decrease in actual interest as the result of the ratio between the rate of inflation and the rate of devaluation of the Shekel against the U.S. Dollar, as compared to this ratio in 2001.

OTHER INCOME (EXPENSES)

           Other income, net for 2002 was net of expenses of NIS 1.2 million, ($0.25 million), representing 0.3% of sales, as compared to net income of NIS
0.2 million in 2001. These expenses include NIS 1.3 million, ($0.3 million), that the Company incurred in the last nine months of 2002 for a project designed to increase the efficiency of the Company's operating and production systems and to reduce the costs of such operating systems.

INCOME BEFORE TAXES ON INCOME (LOSSES)

           Loss before taxes for 2002 was NIS 15.6 million, ($3.3 million), representing 4.5% of sales, as compared to loss before taxes of NIS 14.8 million for 2001, representing 4.2% of sales during that period.

TAXES

           Tax benefit on income for 2002 was NIS 6.0 million, ($1.3 million), as compared with a tax benefit on income of NIS 5.7 million, for 2001.

MINORITY INTEREST IN NET INCOME (LOSS) OF C.D. PACKAGING SYSTEMS LTD.

           The minority interest in the net loss of C.D. amounted to NIS 0.8 million ($0.2) in 2002, compared to interest in net loss of NIS 0.2 million in 2001.

NET INCOME (LOSS)

           Net loss for 2002 was NIS 8.7 million, ($1.8 million), representing 2.5% of sales, as compared to a loss of NIS 8.9 million, ($1.9 million), representing 2.5% of sales of 2001.

WEIGHTED INCOME (LOSS) PER SHARE

           Weighted loss per share for 2002 was NIS 3.63 ($0.76), as compared to net loss per share of NIS 3.71 ($0.78), for 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

SALES

           Our consolidated sales in 2001 amounted to NIS 356.7 million, compared to NIS 412.6 million in 2000, a decrease of 13.5%. The majority of this decrease was due to the continuing economic slow-down in Israel and the increased competition in our industry, which caused erosion in sales prices and a decrease in quantities of products sold compared to the previous year.

COST OF SALES

           Cost of sales in 2001 amounted to NIS 322.4 million, compared to NIS
357.4 million in 2000, a decrease of 9.8%. The cost of sales as a percentage of sales were 90.4% of sales, compared to 86.6% of sales in 2000. This decrease in the cost of sales resulted primarily from a reduction in production quantities and the decreased cost of raw materials, salaries and wages.

GROSS PROFIT

           Gross profit in 2001 totaled NIS 34.3 million, compared to NIS 55.2 million in 2000, a decrease of 37.8%. The gross profit margins for 2001 were 9.6% of sales, compared to 13.3% of sales in 2000.

SELLING EXPENSES

           Selling expenses in 2001 totaled NIS 18.4 million, compared to NIS
18.9 million in 2000. This decrease in selling expenses resulted primarily from a decrease in salary expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

           General and administrative expenses in 2001 decreased by 27.8% and were NIS 19.8 million or 5.6% of sales, compared to NIS 27.5 million in 2000, representing 6.6% of sales in 2000. This decrease in general and administrative expenses resulted primarily from the decrease in reserve for unpaid debts and a decrease in management salaries.

OPERATING INCOME(LOSS)

           Operating loss in 2001 amounted to NIS 3.9 million, or 1.1% of sales, compared to an operating income of NIS 8.8 million or 2.1% of sales in 2000. FINANCIAL EXPENSES

           Financial expenses in 2001 amounted to NIS 11.1 million, or 3.1% of sales, compared to NIS 8.7 million in 2000, or 2.1%. This increase in financial expenses of 27.6% was due primarily to the devaluation of the NIS compared to the dollar in the fourth quarter of the year. The rate of inflation was 1.4% in 2001, compared to 0% in 2000. The devaluation of the NIS compared to the dollar was 9.3% in 2001, compared to an increase in value of 2.7% in 2000. As a result, the financial expenses resulting from our liabilities in dollars increased. Such increase was partially offset by the decrease of our debt to banks.

OTHER INCOME (EXPENSES)

           In 2001 we recorded other income of NIS 0.15 million, compared to other income of NIS 0.75 million in 2000. The other income for the year 2000 resulted from cancelled reserves. Such reserves were cancelled following the resolution of a dispute over tax reserves related to the cancellation of a long-term property lease in 1995.

INCOME BEFORE TAXES ON INCOME (LOSS)

           Loss before taxes in 2001 amounted to NIS 14.8 million, or 4.2% of sales, compared to income of NIS 0.9 million in 2000, or 0.2% of sales.

TAXES

           Benefit from taxes in 2001 were NIS 5.7 million, compared to NIS 0.6 million in 2000.

MINORITY INTEREST IN NET INCOME (LOSS) OF C.D. PACKAGING SYSTEMS LTD.

           The minority interest in the net loss of C.D. amounted to NIS 0.2 million in 2001, compared to interest in net income of NIS 0.6 million in 2000.

NET INCOME (LOSS)

           Our net loss for 2001 was NIS 8.9 million, or 2.5% of sales, compared to a net income of NIS 1 million in 2000, or 0.2% of sales.

WEIGHTED INCOME (LOSS) PER SHARE

           Weighted loss per share in 2001 was NIS 3.71, compared to a weighted income per share of NIS 0.41 in 2000.

B.         LIQUIDITY AND CAPITAL RESOURCES.

           We meet our financial requirements primarily through funds provided by operations, long-term financing (long-term bank loans and other long term loans) and short-term financing (including short-term bank loans and credit provided by suppliers of materials).

           During 2002, we experienced a positive cash flow of NIS 18.1 million ($3.8 million), compared with a positive cash flow of NIS 35.3 million in 2001. This positive cash flow included depreciation of NIS 26.1 million ($5.5 million), compared to a depreciation of NIS 27.3 million in 2001. Furthermore, we decreased our reserve for postponed taxes by NIS 6.4 million ($1.3 million), compared to an decrease of NIS 5.7 million in 2001.

           In 2002, we purchased equipment and invested in the infrastructure of our plants in an aggregate net amount of NIS 1.9 million ($0.4 million), compared with similar investments in an aggregate net amount of NIS 10.1 million in 2001. We paid NIS 16.0 million ($3.4 million) of our long- and short-term loans, compared with payment of loans of NIS 25.2 million in 2001.

           For the year ended December 31, 2002, we had positive working capital of NIS 42.6 million ($9.0 million), compared with working capital of NIS 59.0 million for the year ended December 31, 2001. This decrease in working capital resulted primarily from a decrease in inventories, an increase of current maturities of long-term loans and trade payables.

           Long-term loans from banks and other financial sources amounted to NIS 37.7 million ($8.0 million) (net of current maturities that included short-term loans) in 2002, compared to NIS 61.1 million in 2001.

           Our only major investments, other than regular investments undertaken in the ordinary course of our business, in the four years ended December 31, 1999 are in our corrugated board manufacturing facilities, primarily in Caesarea. See "Item 4. Information on our Company." During 1996, 1997, 1998 and 1999 our investments amounted to an aggregate of approximately NIS 170.2 million, of which we invested NIS 157.8 million in our corrugated board plants, primarily in the Caesarea plant.

           During 2001 and 2000, we invested in our plant and infrastructure an aggregate amount of NIS 10.1 million, and NIS 10.1 million, respectively, as part of our normal course of business. In 2002, we invested 1.9 million (0.4 million), most of which was invested in our Caesarea plant to improve the production of corrugated cardboard.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

           The dollar cost of our operations is influenced by the extent to which any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, we experience an increase in the dollar cost of our operations in Israel. However, inflation in Israel, which is not offset by a devaluation of the NIS, will have a positive effect on our profitability, as we receive payment in NIS for most of our sales, while we incur a significant portion of our expenses in dollars.

           The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                             ISRAELI INFLATION
YEAR ENDED        ISRAELI INFLATION   NIS DEVALUATION           ADJUSTED FOR
DECEMBER 31,             RATE %            RATE %               DEVALUATION %
------------             ------            ------               -------------

   1998                   8.6              17.6                     (7.7)
   1999                   1.3              (0.1)                     1.4
   2000                     0              (2.7)                     2.8
   2001                   1.4               9.3                     (7.2)
   2002                   6.5               7.3                     (0.7)


           A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities that are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset that consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

           We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations. Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. There can be no assurance that we will not be materially adversely affected in the future if devaluation of the NIS against the dollar exceeds the inflation in Israel. See "Item 3. Key Information - Selected Financial Data."

POLITICAL CONDITIONS

           We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West

Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters such as our customers.

           All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have maintained operations effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

ECONOMIC CONDITIONS

           Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.

           In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to certain types of actions or transactions.

           The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

TRADE AGREEMENTS

           Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

           Israel and the EEC, known as the European Union, concluded a Free Trade Agreement in July 1975 that confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free-trade area. The free-trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

C.         RESEARCH AND DEVELOPMENT.

           In 2002, we undertook a joint research project with the Volcani Center Agricultural Research Organization. The research project focused on the development of an improved corrugated board container that would prolong the shelf-life of citrus, and certain other fruits and vegetables. The project was concluded unsuccessfully in December 2002 at a cost to us of NIS 220,000 ($46,000). The Chief Scientist of the Ministry of Industry and Commerce has committed to reimburse us for up to fifty percent of our investment.


D.         TREND INFORMATION.

           We are not aware of any significant trends in our industry.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT.

           Our directors and executive officers are as follows:


Name                       Age       Position with Company
----                       ---       ---------------------

Robert K. Kraft             62       Director, Chairman of the Board

Yaakov Yerushalmi           61       Vice Chairman of the Board, Chairman
                                     of the Management and Finance Committee

Richard A. Karelitz         53       Director, Chairman of the Audit Committee

Myra H. Kraft               59       Director

Jonathan A. Kraft           38       Director

Yoram Firon                 34       Director

Richard P. Morse            71       Director

Avshalom Patir              55       Director

Israel Eldar                57       Director

Irit Eluz                   36       Director

Zeev Birenboim              52       External Director

David Harman                58       External Director

Doron Kempler               53       General Manager

Daniel Attias               64       Chief Financial Officer

Moshe Balter                59       Secretary

Shimon Yarel                52       Internal Auditor


           ROBERT K. KRAFT has been Chairman of our board of directors since March 1989 and a director since October 1988. For more than the past twenty-five years, Mr. Kraft has been the Chairman of International Forest Products Corporation or IFPC, a company engaged in marketing and trading paper and related products and a supplier of raw materials, including to us. Mr. Kraft is also the President of Rand-Whitney Group LLC, a company engaged in the cardboard and packaging field and our shareholder; Chairman of Chestnut Hill Management Corp., an investment management company; President and Chief Executive Officer of the New England Patriots, a football team in the National Football League; and President and Chief Executive Officer of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. He is also a director of Kraft Soccer LLC and Kraft Holdings Trust. Mr. Kraft is the husband of Myra H. Kraft and the father of Jonathan A. Kraft.

           YAAKOV YERUSHALMI has been a director of our company since August 1992 and Executive Vice Chairman of our board of directors and Chairman of the Management and Finance Committee since September 1992. Mr. Yerushalmi has served as Chairman of the Board of Directors of AIPM since January 1999, and served as General Manager of AIPM from June 1990 to March 2003. Mr. Yerushalmi currently serves as Chairman of Amnir Recycling Industries Ltd., as well as chairman or director of several subsidiaries or affiliates of AIPM.

           RICHARD A. KARELITZ has been a director of our company since October 1988. He has been employed in various capacities with International Forest Products Corporation since 1975 and presently is its Senior Vice President. Mr. Karelitz also is Treasurer of Chestnut Hill Management Corp., an investment management company, and General Counsel to the New England Patriots, a football team in the National Football League, to the New England Revolution, a soccer team in Major League Soccer, and to NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. Mr. Karelitz is a director of IFP Products
(UK) Limited, International Forest Products (H.K.) Limited, IFP Corporate Services SDN, BDH and International Forest Products Limited.

           MYRA H. KRAFT has been a director of our company since August 1992. Mrs. Kraft is a director of International Forest Products Corporation and is an indirect holder of membership interests of Kraft Group. Mrs. Kraft is Robert K. Kraft's wife and the mother of Jonathan A. Kraft.

           JONATHAN A. KRAFT has been a director of our company since August 1992. Mr. Kraft is a director of International Forest Products Corporation, Rand-Whitney Group LLC, Kraft Holdings Trust and CMGI, Inc. Mr. Kraft is also President and Chief Executive Officer of Rand-Whitney Containerboard, Vice Chairman and Owners Representative of the New England Patriots, a football team in the National Football League, investor/operator of the New England Revolution, a soccer team in Major League Soccer, and Vice President of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. Mr. Kraft is the son of Robert K. Kraft and Myra H. Kraft.

           YORAM FIRON has been a director of our company since November 5, 2002. Mr. Firon serves as Secretary and Vice President - Investments and Corporate Affairs of Ampal American - Israel Corporation and its subsidiaries. Prior to this position, Mr. Firon served as the Vice President of Merhav M.M.F. Ltd. and was a partner in the law firm of Firon Karni Sarov & Firon.

           RICHARD P. MORSE has been a director of our company since October 1988. Mr. Morse is a private investor who was formerly a Vice President and director of Morse Shoe, Inc.

           AVSHALOM PATIR has been a director of our company since April 2003. Mr. Patir has served as the General Manager of AIPM since April 2003. From 1998-April 2003 Mr. Patir served as General Manager of Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. Mr. Patir holds a Masters degree in Electrical Engineering. Mr. Patir also serves as a director of several subsidiaries or affiliates of AIPM.

           ISRAEL ELDAR has served as a director of our company since August, 2000. Mr. Eldar has served as the comptroller of AIPM Ltd. since 1985. Mr. Eldar serves as a director of several subsidiaries or affiliates of AIPM.

           IRIT ELUZ has been a director of our company since November 5, 2002. Ms. Eluz serves as the Chief Financial Officer and Vice President-Finance and Treasurer of Ampal American-Israel Corporation and its subsidiaries. Prior to that position, Ms. Eluz served as an Associate Chief Financial Officer of Merhav. From 1998-April 1993, M.M.F. Ltd. and Chief Financial Officer of Karnor Ltd. Ms. Eluz serves as a Director of Ampal Development Ltd.

           ZEEV BIRENBOIM in 1999 acted as Chief Executive Officer of Ampa Ltd., in 1996 V.P. for Marketing, Delek - Israel Petrol Co. Ltd., in 1994 Chief Executive Officer and member of the board of directors of Klal Retail Chains of Klal Group, in 1993 Chief Executive Officer, Bezeq Bit, and in 1990 Products Manager in Hogla Ltd.

           DAVID HARMAN has served as Chief Executive Officer of TeachLink Ltd. (remote learning services) since 1998. From 1991 to 1998, he served as Chief Executive Officer of Joint Authority for Jewish Education of the Jewish Agency and the Zionist Agency. From 1987 to 1991, he was a Lecturer on Education at Columbia University. From 1984 to 1991, he was an Education Adviser and Chief Scientist for the American Jewish Joint Distribution Committee.

           DORON KEMPLER was appointed as our General Manager on May 6, 2001. Mr. Kempler has been the Chief Executive Officer of our packaging paper and machinery division since October 1999. From 1996 to 1998, he was the manager of the fine paper mills in AIPM. From 1993 to 1996, he served as Vice President for Operations in the recycling division of AMIR Ltd. Mr. Kempler served in the Israeli Air Force for 25 years, retiring with the rank of Colonel.

           DANIEL ATTIAS has been our Chief Financial Officer since June 1985. From 1984 to 1985, Mr. Attias was General Manager of Jerusalem Paper Products, Ltd. (which subsequently changed its name to Ofek Paper Products Ltd. and was acquired by us).

           MOSHE BALTER was appointed as our Secretary on February 25, 1992. Mr. Balter is an Israeli attorney who has been practicing law since 1971.

           SHIMON YAREL was appointed as our Internal Auditor on March 2, 1993. Mr. Yarel is an Israeli Certified Public Accountant in the firm of Yarel & Co., Accountants.

EXTERNAL DIRECTORS

           On July 30, 2000, Zeev Birenboim and David Harman were appointed as external directors of our company, as required by Israeli law. Pursuant to Israeli law, the external directors are appointed for a three-year term.

RESIGNATION OF DIRECTORS AND OFFICERS

           Messrs. Zvi Firon and Yuval Levi resigned as directors on November 5, 2002. Mr. Yoram Shetrit resigned as a director in March 31, 2003.

SHAREHOLDERS' AGREEMENT

           On May 14, 1992, Robert K. Kraft, on the one hand, and AIPM and AMPAL, on the other hand, entered into a shareholders' agreement, or the Shareholders Agreement, which provides, among other things, that our board of directors will be comprised of twelve directors, of whom five are to be recommended by Mr. Kraft, three by AIPM, two by AMPAL and the remaining two will be External Directors pursuant to the requirements of Israeli law.

           In accordance with the Shareholders' Agreement, the board of directors has established a Management and Finance Committee and an Audit Committee.

           The Management and Finance Committee is comprised of four members, one recommended by each of Kraft, AMPAL and AIPM, respectively, and the fourth member being one of the External Directors . The Audit Committee is comprised of five members, the two External Directors and one director recommended by each of Mr. Kraft, AMPAL and AIPM, respectively.

           Pursuant to the Shareholders' Agreement, the board of directors deals with any matters it considers to be material and delegates the remaining matters to the Management and Finance Committee including compensation and of our senior management. The Audit Committee deals with all matters required by Israeli law to be reviewed or approved by the Audit Committee.

           The following matters require the affirmative vote of at least 80% of our directors: (i) any sale or disposition of any fixed assets, subsidiaries or investments of our company having value in excess of $500,000; (ii) the issuance of our ordinary shares (which shall require a majority vote of 85%); (iii) any capital expenditures in excess of $500,000; (iv) the incurrence of indebtedness or the granting of a guarantee in an amount exceeding $500,000 and the granting of any security in connection therewith; (v) making loans to or investments in any third party in excess of $500,000; (vi) curtailing or closing down material portions of our business, expanding into material new lines of business, making material acquisitions or entering into other new ventures if substantially different from our existing business; (vii) any transaction between us and any interested party or our affiliates; (viii) any decision regarding dividends

(which shall require a majority vote of 85%); or (ix) changing the nature of our business (which shall require a majority vote of 85%).

           Pursuant to the shareholders' agreement, Mr. Kraft, AIPM and AMPAL have agreed to co-operate with respect to certain issues (i.e., mergers, amendments to our Memorandum and Articles of Association, dissolution and liquidation of our company, changes to our capital structure and payment of dividends) which may be voted on at shareholders' meetings. Mr. Kraft, AIPM and AMPAL have also granted each other certain rights of first refusal with respect to our ordinary shares held by them.

B.         COMPENSATION.

           The aggregate compensation paid to or accrued for the account of all of our directors and executive officers as a group during the 2002 fiscal year was NIS 2.7 million ($561,000), of which NIS 0.7 million($141,000) was paid to or accrued for the account of our general manager. This amount includes directors' fees, officers' compensation, amounts set aside or accrued to provide pension, retirement or similar benefits, amounts expended by our company for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) for which our directors were reimbursed.

C.         BOARD PRACTICES.

APPOINTMENT OF DIRECTORS AND TERMS OF OFFICE

           Our directors are appointed by our shareholders at our annual general meeting and hold office until the next annual general meeting. Our annual general meetings are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting. In the intervals between our annual general meetings, our board of directors may appoint new directors to fill vacancies. Our officers serve at the discretion of our board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law, 5739-1999, or the Companies Law.

EXTERNAL DIRECTORS

           Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law requires that the external directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying foreign companies, such as us, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange Outside Israel), 5760-2000, as amended, define "foreign company" as a public company whose shares have been offered solely to the public outside of Israel or are registered only on a stock exchange outside of Israel. Pursuant to these regulations, an external director of a foreign company need not be an Israeli resident.

           The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: (i) an employment relationship; (ii) a business or professional relationship maintained on a regular basis; (iii) control; and (iv) service as an officer holder. The Companies Law further provides that if, at the time the external directors are appointed, a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

           No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

           External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (i) the majority of shares voted at the meeting including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

           The initial term of an external director is three years and may be extended for an additional three years. Each of the external directors is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one external director.

AUDIT COMMITTEE

           Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding: (i) the chairman of the board of directors; (ii) the general manager; (iii) the chief executive officer; or (iv) any controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis.

           The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. Our audit committee meets three or four times a year, during which Mr. Yarel, our internal auditor, presents his quarterly report.

           The approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager. An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee, at least one of whom was present at the meeting in which any approval was granted.

           The current members of our audit committee are Richard A. Karelitz, chairman, Israel Eldar, Irit Eluz, Zeev Birenboim and David Harman.

INTERNAL AUDITOR

           Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. Mr. Shimon Yarel has been our internal auditor since 1993. The role of the internal auditor is to examine whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative.

D.         EMPLOYEES.

           As of December 31, 2002, we had 578 employees, including approximately 87 employees in management, finance and marketing, and approximately 441 full-time employees and 50 temporary employees in manufacturing. All of our employees are employed in Israel.

           The following is a breakdown of our employees by main category of activity for the last three years.

                                                  Employees
                                                  ---------
                                       2000         2001          2002
                                       ----         ----          ----
Area of Employment
   Manufacturing
      Permanent Employees              457          467           441
      Temporary Employees               73           56            50
Management, Finance and Marketing      105           82            87
                                       ---           --            --

Total                                  635           605           578

           We consider our relations with all of our employees to be satisfactory. Most of our employees are covered by three collective bargaining agreements. Certain of our employees, in particular, executive officers and those employed in management, finance and marketing, as well as certain key employees in manufacturing, have entered into personal employment contracts with us. In addition, by order of the Israeli Ministry of Labor and Welfare, certain provisions of the collective bargaining agreement between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (a central organization representing most of Israel's employers' associations) are applicable to all of our employees. These provisions principally concern the length of the work day and the work week, insurance for work-related accidents, minimum daily wages, pension fund contributions, procedures for dismissing employees, determination of severance pay and other conditions of employment. The wages of most of our employees are linked, in part, to the CPI.

           Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar to the United States Social Security Administration). These payments amount to approximately 14.63% of total compensation, with the employee contributing approximately 5.76% and the employer contributing the balance. The majority of our permanent employees are covered by pension insurance policies and pension funds providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% (which includes 8-1/3% of severance pay) of base wages to such plans and the employee contributes between 5% to 5.5% of base wages. Under Israeli law, employees are required to contribute up to 4.8% of their total compensation to the National Insurance Institute for health insurance coverage.

E.         SHARE OWNERSHIP.

           The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 20, 2003.

                       NUMBER OF ORDINARY SHARES     PERCENTAGE OF OUTSTANDING
      NAME               BENEFICIALLY OWNED(1)          ORDINARY SHARES(2)
      ----               ---------------------          ------------------

Robert K. Kraft                   851,174                    35.46%(3)
Richard A. Karelitz                11,550                        *
Richard P. Morse                    1,250                        *

------------------------
*          Less than 1%.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 30, 2003 are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) In calculating this percentage only outstanding shares with voting rights were considered. Tri-Wall's 119,813 non-voting shares were not considered.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS.

           The following table sets forth certain information as of May 31, 2003, pertaining to the beneficial ownership of our Ordinary Shares, by persons known to us to own 5% or more of our Ordinary Shares. Except as disclosed below, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

           The information contained herein has been obtained from our records, or from information furnished directly by the individual or entity to us.

                                                      Number of
Name of Beneficial Owner(1)                          Shares Owned            Percent of Class (6)
---------------------------                          ------------            ----------------
Kraft Group LLC                                        275,000       (2)          11.46%
American-Israeli Paper Mills Ltd.                      630,000       (3)          26.25%
Ampal Enterprises Ltd.                                 522,000       (3)          21.75%
Robert K. Kraft                                        851,174       (4)          35.46%
All Directors and executive officers as a group
(16 persons)                                           863,974       (5)          36.00%


---------------------------------------

(1)        The address of each of Kraft Group LLC (Kraft Group) and Robert K.
           Kraft is One Patriot Place, Foxborough, MA 02035. The address of American-Israeli Paper Mills Ltd. (AIPM) is P.O. Box 142, Hadera, Israel. The address of Ampal Enterprises Ltd. (AMPAL) is 111 Arlozorov St., Tel-Aviv, Israel.

(2)        Excludes 470,324 Ordinary Shares beneficially owned by Robert K.
           Kraft, the President of the managing member and an indirect holder of membership interests of Kraft Group; 26,250 Ordinary Shares beneficially owned by Richard P. Morse (a Director of the Company), 25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Mr. Morse and Mr. Robert K. Kraft; 52,500 Ordinary Shares owned by the Kraft Foundation (of which Mr. Robert K. Kraft is a Trustee with shared investment and voting authority); 2,100 Ordinary Shares beneficially owned by Myra H. Kraft (Mr. Kraft's wife), an indirect holder of membership interests of Kraft Group; and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (6,562 shares of which are owned for the benefit of Jonathan A. Kraft (Mr. & Mrs. Kraft's son), an indirect holder of membership interests of Kraft Group). See footnote (4) below.

(3) On July 31, 1992, Robert K. Kraft, AIPM and AMPAL entered into an agreement pursuant to which Robert K. Kraft (after having purchased from Carmel Plaro Holdings Limited, Koor Industries Ltd. and Koor Foods Ltd. all the Ordinary Shares beneficially owned by them) transferred 630,000 Ordinary Shares to AIPM and 514,000 Ordinary Shares to AMPAL. AMPAL has since increased its Ordinary Share holdings to 522,000.

(4)        Includes 26,250 Ordinary Shares beneficially owned by Mr. Richard P.
           Morse (a Director of the Company), 25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Messrs. Morse and Kraft, and 52,500 Ordinary Shares owned by the Kraft Foundation (of which Mr. Robert K. Kraft is a Trustee with shared investment and voting authority). Also includes 2,100 Ordinary Shares beneficially owned by Mrs. Myra H. Kraft (Mr. Kraft's wife), 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (with respect to which Mr. Robert K. Kraft disclaims beneficial interest), and 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Robert K. Kraft is the President of the managing member and an indirect holder of membership interests). See footnote (2) above.

(5)        Includes 26,250 Ordinary Shares beneficially owned by Mr. Richard P.
           Morse (25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Messrs. Morse and Kraft), 52,500 Ordinary Shares owned by the Kraft Foundation (of which Mr. Robert K. Kraft, Mrs. Myra H. Kraft and Mr. Richard A. Karelitz are Trustees with shared investment and voting authority) and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (of which Mr. Morse is a Trustee, but with respect to which Mr. Robert K. Kraft, Mrs. Myra H. Kraft and Mr. Morse disclaim beneficial interest, and as to 6,562 Ordinary Shares of which Mr. Jonathan A. Kraft is the beneficiary). Also includes 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Kraft is the President of the managing member and an indirect holder of membership interests; and Mrs. Myra H. Kraft and Mr. Jonathan A. Kraft are indirect holders of membership interests). See footnote (2) above.

(6) In calculating this percentage only outstanding shares with voting rights were considered. Tri-Wall's 119,813 non-voting shares were not considered.

---------------------------------------

           The company acquired at the end of 2000 through Tri-Wall, its subsidiary, 109,400 ordinary shares from two shareholders for a total amount of $875,200. Together with its formerly held 10,413 shares, Tri-Wall now holds 119,813 shares (4.75% of our total shares), including 157 shares held in trust on behalf of one current employee pursuant to terms of our 1986 Stock Purchase Plan.)

B.         RELATED PARTY TRANSACTIONS.

           In the ordinary course of our business, in 2000, 2001 and 2002 we purchased all of our supply of Israeli produced paper, and 41%, 47% and 53%, respectively, of our overall paper requirements from AIPM, which is a principal shareholder of our company. We believe that such transactions have been on terms no more or less favorable than could have been obtained from unrelated third parties. See notes 4, 9, 10, 15, and 18 of the notes to consolidated financial statements appearing elsewhere herein.

           In October 1988, we entered into a ten year agreement with IFPC, an affiliate of Robert Kraft and Rand-Whitney, pursuant to which IFPC undertook to cause Rand-Whitney to provide technical and marketing know-how and assistance to our company. This agreement was approved at a time when no members of our board of directors were affiliated with IFPC or Rand-Whitney. The material terms of the agreement, as they relate to IFPC's and Rand-Whitney's rights and obligations with regard to our company, are as follows: we are entitled to call upon the technical and marketing expertise of Rand-Whitney for advice and assistance, by telephone, telex or in person, from time to time, as determined by us. The assistance is to be provided on the most favorable terms possible, and the compensation for such assistance is to be limited to reimbursement for out-of-pocket costs and expenses incurred by Rand-Whitney. As part of such agreement, IFPC agreed to supply up to 80% of our imported paper and forest products requirements, pursuant to a ten-year right of first refusal, in the ordinary course of our business and on a competitive basis.

           On March 9, 1998, we and IFPC agreed to extend the initial period of the supply agreement for an additional ten years through October 2008. This extension was duly approved by our Audit Committee and our Board of Directors in March 1998.

           During each of 2000, 2001 and 2002, we purchased 38%, 47% and 49%, respectively, of our imported paper supply (in terms of cost) from IFPC. We intend to make future purchases from IFPC on a competitive basis, in our best interests.

C.         INTERESTS OF EXPERTS AND COUNSEL.

           Not applicable.


ITEM 8.    FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

           The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

LEGAL PROCEEDINGS

           In 1993, Tri-Wall brought a claim against Rav Kol-Bo Tagar (Wechselman) Ltd., or Kol-Bo, the party from which Tri-Wall sub-leased its facility and property in Netanya, Israel. Tri-Wall's claim sought to enforce its option to acquire the Netanya facility and property, or the Netanya Property, in accordance with a sub-lease agreement between Tri-Wall and Kol-Bo. Kol-Bo subsequently filed a counter-claim against Tri-Wall, which, together with Tri-Wall's claim, was submitted to arbitration. In May 1994, the arbitrator ruled in favor of Tri-Wall and Kol-Bo appealed the ruling to the District Court in Tel Aviv, Israel. On January 10, 2000, the District Court ruled that Tri-Wall had the right to exercise an option to purchase the Netanya Property directly from the landowners. Both Kol-Bo and the landowners have appealed that ruling to the Israeli Supreme Court. In March 2000, Tri-Wall notified the landowners of the Netanya Property that Tri-Wall had elected to exercise its option to purchase the Netanya Property. Tri-Wall then delivered the consideration for the purchase of the Netanya Property, as determined in the sub-lease agreement between Tri-Wall and Kol Bo, to the landowners. The landowners rejected Tri-Wall's payment, returned the consideration for the purchase of the Netanya Property to Tri-Wall and, since March 2000, have demanded rental payments from Tri-Wall. After failing to resolve this matter through a mediation process, all parties have submitted their summation to the Israeli Supreme Court. On December 31, 2002 arguments were heard by the Supreme Court. The parties await the court's ruling on the matter.

           We do not believe that the outcome of this proceeding will have a material effect on us. See note 13(b) to consolidated financial statements.

           In 2002, Tri-Wall was notified by the municipality of Netanya of the municipality's intention to expropriate, without consideration, approximately 24,000 square feet of the aforementioned property on which Tri-Wall's factory is situated in order to construct a public road.

           In 2000, a lawsuit was filed against us by relatives of a former employee who was insured by a special insurance policy, known as manager's insurance. Such relatives claim loss of income resulting from the fact that such former employee was insured by manager's insurance rather than a pension plan. In December 2002, we reached a settlement of this claim, the terms of which require us to pay a total of NIS 80,000 ($17,000).

           On July 29, 2001, several employees of C.D. filed a lawsuit against C.D. for the payment of a holiday bonus in the aggregate amount of NIS 842,000 ($190,700). C.D. has set aside the necessary reserves in its Financial Statements pursuant to the advice of counsel. See note 13(c) to Consolidated Financial Statements.

           On December 8, 2002, the Investment Center retroactively cancelled C.D.'s "approved enterprise" status which was granted to C.D. in 1992. As a result, C.D. is required to refund certain grants in the amount of $400,000 to be paid in 36 equal monthly installments commencing August 2002. C.D. has committed to employ a certain number of employees, as determined by the Investment Center, until July 2005.

B.         SIGNIFICANT CHANGES.

           Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

ITEM 9.    THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS.

           The following table sets forth the high and low closing sale prices of our ordinary shares as reported by the American Stock Exchange for the calendar periods indicated:

                                                              PRICE PER
                                                            ORDINARY SHARE
                                                            --------------
                                                         HIGH             LOW
                                                         ----             ---
1998
January 1 - December  31.............................   9 3/4           5 3/16

1999
January 1 - March 31.................................   6 1/8           5 1/8
April 1 - June 30....................................   7 1/2           5 7/8
July 1 - September 30................................   8 3/4           7 1/2
October 1 - December 31..............................   8 7/8           6 5/8

2000
January 1 - March 31.................................   9 3/4           8 1/8
April 1 - June 30....................................   8 13/16         7 3/4
July 1 - September 30................................   8 1/2           6 7/8
October 1 - December 31..............................   6 7/8           4 3/4

2001
January 1 - March 31.................................   5 3/5           4 5/8
April 1 - June 30....................................   5 1/5           4 6/7
July 1 - September 30................................   5 1/5           4 9/10
October 1 - December 31..............................   5 1/5           4 9/10

2002
January 1 - March 31.................................   5 7/20          4 4/5
April 1 - June 30....................................   6 1/20          5 2/5
July 1 - September 30................................   5 3/10          4 7/20
October 1 - December 31..............................   4 1/4           3 1/2

2003
January 1 - January 31...............................   4 1/5           3 1/2
February 1 - February 28.............................   4 1/10          4
March 1 - March 31...................................   4 1/10          3 9/10
April 1 - April 30...................................   4 1/10          4 1/20
May 1 - May 31.......................................   4 1/5           4


B.         PLAN OF DISTRIBUTION.

           Not applicable.

C.         MARKETS.

           Since our initial public offering in 1986, our ordinary shares have traded on the American Stock Exchange under the symbol "KML."

D.         SELLING SHAREHOLDERS.

           Not applicable.

E.         DILUTION.

           Not applicable.

F.         EXPENSES OF THE ISSUE.

           Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.         SHARE CAPITAL.

           Not applicable.

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION.

           The following is a summary description of certain provisions of our Memorandum of Association and Articles of Association:

OBJECTIVE

           Our objective, as stated in our Memorandum of Association, is primarily the manufacturing, processing, recycling and marketing of all types of paper and paper-based related products.

OUR BOARD OF DIRECTORS

           The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company's articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval also is required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. Under the Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors, but excluding the chairman of the board of directors, a general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

           The Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

           Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the member of the board of directors or senior management has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.

           Our articles of association provide that, subject to the provisions of Companies Law, our directors may enter into business transactions with us or be a party to any transaction in which we are interested, so long as the interested director discloses to the remaining directors the nature and extent of his material interest. Subject to certain limited exceptions, a director may not vote on any resolution concerning a matter in which he has, directly or indirectly, a material interest. Our shareholders have the power, however, to suspend, either generally or with respect to a specific matter, any provision of our articles of association prohibit a director from voting on a certain matter.

           Our directors are entitled to such remuneration that, pursuant to an ordinary resolution, our shareholders determine to pay them. We do not impose an age-limit requirement with respect to retirement of our directors and they are not required to hold any qualification shares.

DESCRIPTION OF SECURITIES

           We are authorized to issue 10,000,000 ordinary shares, par value NIS
1.0 per share.

           The ordinary shares do not have preemptive rights. Neither our memorandum of association or articles of association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

           Subject to the Companies Law, we may declare dividends, pursuant to ordinary resolution, in accordance with the respective rights of our shareholders, but no dividend shall exceed the amount recommended by our directors. Dividends may be payable in assets. No dividend or other moneys payable in respect of a share shall bear interest against us unless otherwise provided by the rights attached to the share. Any dividend that has remained unclaimed for 12 years from the date when it became due for payment shall, if our directors so resolve, be forfeited and cease to remain owing by us.

           Upon our liquidation, the liquidator may, pursuant to an extraordinary resolution of our shareholders and any other approval required by law, divide among our shareholders the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between our shareholders or different classes of them. The liquidator may vest the whole or any part of the assets in trustees, upon such trusts for the benefit of our shareholders as he determines, but no shareholder shall be compelled to accept any assets upon which there is a liability.

           Subject to any rights or restrictions attached to any shares, each shareholder is entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. All general shareholder meetings other than annual general shareholder meetings shall be called extraordinary general meetings. Our directors may call general shareholder meetings and, at the request of our shareholders pursuant to the provisions of the Companies Law, will convene an extraordinary general meeting, for a date not later than eight weeks after receipt of the request. If there are not sufficient directors to call a general meeting located in Israel, any director or any of our shareholders may call a general meeting.

           Subject to the terms of allotment, our directors may make calls upon our shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium), and each shareholder shall (subject to receiving at least 14 days' notice specifying when and where payment is to be made) pay to us as required by the notice the amount called on his shares. A call may be required to be paid by installments. A call may, before receipt by us of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him, notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

           If at any time our shares are divided into different classes, the rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be modified, abrogated or otherwise dealt with by us, with the consent in writing of the holders of 75% of the issued shares of that class or pursuant to a special resolution passed at a separate general meeting of the holders of the shares of that class.

           There are no limitations imposed by our Articles of Association or the Companies Law with respect to the right to own our shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares.

           Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our company; there are no such provisions in our Articles of Association.

C.         MATERIAL CONTRACTS.

           On January 1, 2003, we signed an agreement pursuant to which we would purchase all of the shares of Best Carton Ltd., (Best), from the shareholders of Best. Pursuant to the terms of the agreement, in consideration for such Best shares, we would issue to Best's shareholders such number of newly-issued ordinary shares of our company as would constitute 27.9% of the outstanding ordinary shares of our company (excluding dormant shares) following the issuance. The consummation of this transaction was contingent upon the approval of our shareholders and the authorization of the Supervisor of Restrictive Business Practices in Israel.

           Concurrent with our agreement with Best, Tri-Wall, entered into an agreement with Ampal, a member of the controlling group of our company, pursuant to which Tri-Wall will acquire all of Ampal's holdings in our company (522,000 shares, which currently constitute 21.75% of the currently outstanding ordinary shares of Carmel), in consideration for $6.75 per share in cash. Upon completion of this transaction, the acquired shares would become dormant shares. The consummation of the Tri-Wall/Ampal transaction was contingent upon the consummation of the Carmel/Best transaction and upon obtaining the authorizations required by law.

           On May 29, 2003, we were notified that the Supervisor of Restrictive Business Practices in Israel rejected the proposed transaction. We are currently assessing all actions available to us in response to the decision of the Supervisor of Restrictive Business Practices.

D.         EXCHANGE CONTROLS.

           Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under the law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

           Any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

E.         TAXATION.

ISRAELI TAX CONSIDERATIONS

           The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

           Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

TAX REFORM

           On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which also came into effect on January 1, 2003.

           The tax reform introduced the following, among other things:

           o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

           o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

           o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

           o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

           o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

GENERAL CORPORATE TAX STRUCTURE

           Generally, Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

           The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

           The Investment Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investment Law and regulations and the criteria set forth in the specific certificate of approval, as described above, In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

           The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

           Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

           A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

           Instead of the foregoing tax benefits, a company may elect to receive an alternative package of benefits. Under the alternative package of benefits, our undistributed income derived from the approved enterprise will be exempt from company tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

           Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company's effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

           The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level -- see Item 3 (Risks relating to Location in Israel), and below - "Proposed Reform of Taxes on Income in Israel".

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

           Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies are entitled to the following preferred corporate tax benefits:

           o deduction of purchases of know-how and patents over an eight-year period for tax purposes;

           o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

           o          accelerated depreciation rates on equipment and buildings.

           Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

           We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

           Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

           Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on the American Stock Exchange or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company.

           Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies, such as ours, whose shares are (i) publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel. However, this tax rate does not apply to: (i) dealers in securities;
(ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Moreover, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the

Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel, provided however that such capital gains are not derive from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or
(ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

           In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

           In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

TAXATION OF NON-RESIDENT HOLDERS OF SHARES

           Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

           Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

           For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see Capital Gains Tax on Sales of Our Ordinary Shares above.

EXCHANGE CONTROLS

FOREIGN EXCHANGE REGULATIONS

           Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A "U.S. Holder" means a holder of our ordinary shares who is:

           o          a citizen or resident of the United States;

           o a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

           o an estate, the income of which is subject to United States federal income tax regardless of its source; or

           o a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or
                      (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

           This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares.

           This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Under current consideration are various legislative proposals under which, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that:

           o          are broker-dealers or insurance companies;

           o          have elected mark-to-market accounting;

           o          are tax-exempt organizations or retirement plans;

           o are financial institutions or "financial services entities";

           o hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

           o acquired their shares upon the exercise of employee stock options or otherwise as compensation;

           o hold their shares through partnerships or other pass-through entities;

           o own directly, indirectly or by attribution at least 10% of our voting power; or

           o          have a functional currency that is not the U.S. dollar.

           In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

           EACH HOLDER OF ORDINARY SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX AND OTHER TAX LAWS IN SUCH PERSON'S PARTICULAR CIRCUMSTANCES.

TAXATION OF ORDINARY SHARES

           Taxation of Dividends Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

           Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

           U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

           Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES FOR NON-US.  HOLDERS OF ORDINARY SHARES

           Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

           o such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

           o the non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

           o the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

           U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 30% with respect to dividends paid on our ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

           A holder of ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

           Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F.         DIVIDENDS AND PAYING AGENTS.

           Not applicable.

G.         STATEMENTS BY EXPERTS.

           Not applicable.

H.         DOCUMENTS ON DISPLAY.

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

           As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.         SUBSIDIARY INFORMATION.

           Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

FOREIGN CURRENCY RISK

           Our operating expenses are influenced by changes in the exchange rates between the NIS and foreign currencies, especially the U.S. dollar. Our financial expenses increase when the NIS is devalued against such currencies. At December 31, 2002, our financial liabilities linked to the dollar amounted to NIS 35.4 million ($7.5 million). In 2002, our financial liabilities denominated in foreign currencies represented 20.7% of our total financial liabilities, compared to NIS 32.6 million amounting to 19% of the financial liabilities in 2001. Our financial assets in 2002 linked to foreign currency were NIS 1.9 million ($0.4 million) compared to NIS 1.3 million in 2001. See note 17 to our Consolidated Financial Statements.

           In the ordinary course of our operations, we purchase option contracts to hedge our net exposures, by currency, related to the foreign currency and to the Israeli CPI denominated monetary assets and liabilities of our operations. We do not use derivative financial instruments for speculative or trading purposes. The dollar amount underlying such derivative financial instruments at December 31, 2002 was NIS 3.8 million ($0.8 million), compared to NIS 6.6 million on December 31, 2001. These transactions were valid until March 2003 and the expenses associated therewith were not large enough to affect our operating results. We paid a premium of 1.65% for 90-day option warrants. To hedge our net exposures to an increase in the Israeli CPI, we purchased a derivative instrument which has since expired.

           As of December 31, 2002, we had NIS 6.2 million ($1.3 million) debt linked to the Israeli CPI amounting to 3.6% of our financial liabilities in the year 2002, compared with NIS 18.5 million which amounted to 10.8% of our financial liabilities as of December 31, 2001.

           Despite our hedging transactions, our outstanding financial liabilities at December 31, 2002 are exposed to exchange rate differentials. Based on the volume of the foreign currency liabilities described above, a 5% rise in the exchange rate may lead to additional financial expenses of NIS 1.7 million ($335,000).

INTEREST RATE RISK

           Of our financial liabilities denominated in foreign currency, or those linked to foreign currency, as of December 31, 2002, the long-term liabilities amounted to NIS 2.8 million ($0.6 million), compared to NIS 5.6 million on December 31, 2001. This loan bears interest at a rate of LIBOR +0.7% and is therefore sensitive to changes in the LIBOR interest rate.

           Changes of 5% in the LIBOR interest rate pose no significant effect on our financial expenses.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not applicable.


                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

           (a) Within 90 days prior to the filing date of this Annual Report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our company is made known to them.

           (b) There have been no significant changes in our internal controls or in other factors, which could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 20-F.

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

           We have responded to Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

           The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.   EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:


      EXHIBIT
        NO.           DESCRIPTION
------------------    ----------------------------------------------------------
       1.1            Memorandum of Association*

       1.2            Articles of Association*

       4.1            Carmel Container Systems Ltd. 1999 Senior Employee Stock
                      Option Plan **

       8              Subsidiaries of Carmel Container Systems Ltd.***

      12.1            Consent of Kost, Forer & Gabbay****

      12.2            Certification pursuant to 18 U.S.C.ss.1350****

      12.3            Certification pursuant to 18 U.S.C.ss.1250****


---------------------------

* Incorporated herein by reference to our Registration Statement on Form F-1 (Registration No. 3308150).

** Incorporated herein by reference to our Registration Statement of Form S-8 (Registration No. 333-10002).

*** Incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2000.

****       Filed herewith.

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CARMEL CONTAINER SYSTEMS LTD.

Dated: June 20, 2003                    By: /s/ Doron Kempler
                                            -----------------------------------
                                            General Manager

                                 CERTIFICATIONS

I, Doron Kempler, certify that:

1. I have reviewed this annual report on Form 20-F of Carmel Container Systems, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 20, 2003


                                          /s/ Doron Kempler
                                          -----------------------------------
                                          General Manager

                                CERTIFICATIONS

I, Daniel Attias, certify that:

1. I have reviewed this annual report on Form 20-F of Carmel Container Systems, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 20, 2003


                                   /s/ Daniel Attias
                                   ----------------------------------------
                                   Chief Financial Officer

                          CARMEL CONTAINER SYSTEMS LTD.


                                AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                      ADJUSTED TO THE NIS OF DECEMBER 2002



                                      INDEX


                                                             PAGE
                                                       ------------------

REPORT OF INDEPENDENT AUDITORS                                F-2

CONSOLIDATED BALANCE SHEETS                                F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                         F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                      F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                F-9 - F-50

APPENDIX - LIST OF INVESTEES                                 F-51


                              - - - - - - - - - - -

ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                          CARMEL CONTAINER SYSTEMS LTD.


         We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of certain subsidiaries, whose assets included in the consolidation constitute approximately 20% and 10% of total consolidated assets as of December 31, 2001 and 2002, respectively, and whose revenues included in the consolidation constitute approximately 30%, 29% and 9% of total consolidated revenues for each of the three years ended December 31, 2000, 2001 and 2002, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies is based on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21 to the consolidated financial statements).

         As explained in Note 2, the consolidated financial statements referred to above have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.




Tel-Aviv, Israel                                     KOST FORER & GABBAY
March 4, 2003                                  A Member of Ernst & Young Global

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002


                                                                                                                    CONVENIENCE
                                                                                                                    TRANSLATION
                                                                                                                     (NOTE 2C)
                                                                                         DECEMBER 31,            -----------------
                                                                               --------------------------------      DECEMBER 31,
                                                                                  2001                 2002             2002
                                                                               --------------   ----------------------------------
                                                                                         ADJUSTED NIS                  U.S. $
                                                                               --------------------------------  -----------------
                                                                                                    (IN THOUSANDS)
      ASSETS

                                 CURRENT ASSETS:
    Cash and cash equivalents                                                          490              648               137
    Trade receivables, (net of allowance for doubtful accounts of adjusted
      NIS 3,738 thousand and adjusted NIS 2,515 thousand as of December 31,
      2001 and 2002, respectively) (Note 3)                                        110,543            1,345            25,616
    Other accounts receivable and prepaid expenses (Note 4)                    *)    3,398            4,182               883
    Inventories (Note 5)                                                            54,984           49,872            10,528
                                                                               --------------   ---------------  -----------------

 Total current assets                                                              169,415          176,047            37,164
                                                                               --------------   ---------------  -----------------

 SEVERANCE PAY FUND, NET (Note 12)                                                      14               -                  -
                                                                               --------------   ---------------  -----------------

 PROPERTY AND EQUIPMENT, NET (Note 6)                                          *)  152,878         130,509             27,551
                                                                               --------------   ---------------  -----------------

 Total assets                                                                      322,307         306,556             64,715
                                                                               ==============   ===============  =================


*) Reclassified.


The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002 (EXCEPT SHARE DATA)


                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                      (NOTE 2C)
                                                                                         DECEMBER 31,            -------------------
                                                                               --------------------------------      DECEMBER 31,
                                                                                    2001             2002               2002
                                                                               --------------   ---------------  -------------------
                                                                                         ADJUSTED NIS                   U.S. $
                                                                               --------------------------------  -------------------
                                                                                                 (IN THOUSANDS)
      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Short-term credit from banks and others (Note 8)                                 12,016           10,399          2,195
    Current maturities of long-term loans and capital lease obligations
      (Note 11)                                                                      25,158           31,233          6,593
    Trade payables (Note 9)                                                          58,304           76,004         16,045
    Other accounts payable and accrued expenses (Note 10)                            14,946           15,818          3,339
                                                                               --------------   ---------------  -------------------

 Total current liabilities                                                          110,424          133,454         28,172
                                                                               --------------   ---------------  -------------------

 LONG-TERM LIABILITIES:
    Long-term loans from banks and others (Note 11)                                  49,517           30,113          6,357
    Capital lease obligations (Note 11)                                              11,593            7,584          1,601
    Accrued severance pay, net (Note 12)                                                  -              479            101
    Deferred income taxes (Note 16g)                                                 14,272            7,962          1,681
                                                                               --------------   ---------------  -------------------

 Total long-term liabilities                                                         75,382           46,138          9,740
                                                                               --------------   ---------------  -------------------

 CONTINGENT LIABILITIES AND COMMITMENTS (Note 13)

 MINORITY INTEREST IN SUBSIDIARY                                                     12,163           11,341          2,395
                                                                               --------------   ---------------  -------------------

 SHAREHOLDERS' EQUITY (Note 15):
    Share capital - Ordinary shares of NIS 1.0 par value: 10,000,000 shares authorized as of December 31, 2001 and 2002; 2,520,000 issued and outstanding as of
      December 31, 2001 and 2002                                                     24,169           24,169          5,102
    Additional paid-in capital                                                       46,281           46,281          9,770
    Retained earnings                                                                58,227           49,512         10,452
                                                                               --------------   ---------------  -------------------

                                                                                    128,677          119,962         25,324
 Less - shares held by a subsidiary                                                   4,339            4,339            916
                                                                               --------------   ---------------  -------------------

 Total shareholders' equity                                                         124,338          115,623         24,408
                                                                               --------------   ---------------  -------------------

 Total liabilities and shareholders' equity                                         322,307          306,556         64,715
                                                                               ==============   ===============  ===================


The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002


                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                                (NOTE 2C)
                                                                                                            -----------------
                                                                         YEAR ENDED DECEMBER 31,               YEAR ENDED
                                                           -----------------------------------------------    DECEMBER 31,
                                                                2000             2001            2002             2002
                                                           --------------   --------------  --------------  -----------------
                                                                             ADJUSTED NIS                         U.S. $
                                                           -----------------------------------------------  -----------------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Revenues from sales, net (Note 20)                              412,577          356,722         344,086             72,637
 Cost of revenues (Note 19a)                                     357,399          322,375         317,187             66,960
                                                           --------------   --------------  --------------  -----------------

 Gross profit                                                     55,178           34,347          26,899              5,677
                                                           --------------   --------------  --------------  -----------------

 Selling and marketing expenses (Note 19b)                        18,870           18,417          17,079              3,605
 General and administrative expenses (Note 19c)                   27,458           19,831          18,026              3,806
                                                           --------------   --------------  --------------  -----------------

                                                                  46,328           38,248          35,105              7,411
                                                           --------------   --------------  --------------  -----------------

 Operating income (loss)                                           8,850          (3,901)         (8,206)            (1,734)
 Financial expenses, net (Note 19d)                              (8,662)         (11,069)         (6,193)            (1,307)
                                                           --------------   --------------  --------------  -----------------

                                                                     188         (14,970)        (14,399)            (3,041)
 Other income (expenses), net (Note 19e)                             750              155         (1,177)              (248)
                                                           --------------   --------------  --------------  -----------------

 Income (loss) before tax benefit                                    938         (14,815)        (15,576)            (3,289)
 Tax benefit (Note 16)                                             (643)          (5,673)         (6,039)            (1,275)
                                                           --------------   --------------  --------------  -----------------

 Income (loss) after tax benefit                                   1,581          (9,142)         (9,537)            (2,014)
 Minority interest in losses (earnings) of a subsidiary            (555)              236             822                174
                                                           --------------   --------------  --------------  -----------------

 Net income (loss)                                                 1,026          (8,906)         (8,715)            (1,840)
                                                           ==============   ==============  ==============  =================

 Basic net earnings (loss) per NIS 1 par value of shares
    (in adjusted NIS)                                               0.41           (3.71)          (3.63)             (0.76)
                                                           ==============   ==============  ==============  =================

 Weighted average number of shares outstanding during
    the year (in thousands)                                        2,491            2,400           2,400              2,400
                                                           ==============   ==============  ==============  =================



The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002

                                            SHARE        ADDITIONAL                       LESS -SHARES           TOTAL
                                           CAPITAL         PAID-IN        RETAINED          HELD BY          SHAREHOLDERS'
                                          (NOTE 15)        CAPITAL        EARNINGS         SUBSIDIARY            EQUITY
                                       --------------- --------------- --------------- ------------------ --------------------
                                                                            ADJUSTED NIS
                                       ---------------------------------------------------------------------------------------
                                                                           (IN THOUSANDS)
 Balance at January 1, 2000                    24,169          46,281          66,107              (305)              136,252

    Purchase of shares by subsidiary                -               -               -            (4,034)              (4,034)
    Net income                                      -               -           1,026                  -                1,026
                                       --------------- --------------- --------------- ------------------ --------------------

 Balance at December 31, 2000                  24,169          46,281          67,133            (4,339)              133,244

    Net loss                                        -               -         (8,906)                  -              (8,906)
                                       --------------- --------------- --------------- ------------------ --------------------

 Balance at December 31, 2001                  24,169          46,281          58,227            (4,339)              124,338

    Net loss                                        -               -         (8,715)                  -              (8,715)
                                       --------------- --------------- --------------- ------------------ --------------------

 Balance at December 31, 2002                  24,169          46,281          49,512            (4,339)              115,623
                                       =============== =============== =============== ================== ====================


                                                              CONVENIENCE TRANSLATION INTO U.S. $ (NOTE 2C)
                                       ---------------------------------------------------------------------------------------
                                                                             (IN THOUSANDS)

 Balance at January 1, 2002                     5,102           9,770          12,292              (916)               26,248

    Net loss                                        -               -         (1,840)                  -              (1,840)
                                       --------------- --------------- --------------- ------------------ --------------------

 Balance at December 31, 2002                   5,102           9,770          10,452              (916)               24,408
                                       =============== =============== =============== ================== ====================




The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002


                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                   (NOTE 2C)
                                                                                                               -----------------
                                                                                YEAR ENDED DECEMBER 31,            YEAR ENDED
                                                             -----------------------------------------------      DECEMBER 31,
                                                                   2000            2001            2002              2002
                                                             ---------------  --------------  ---------------  -----------------
                                                                                ADJUSTED NIS                        U.S. $
                                                             -----------------------------------------------   -----------------
                                                                                       (IN THOUSANDS)
 Cash flows from operating activities:
    Net income (loss)                                                 1,026         (8,906)          (8,715)            (1,840)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Minority interest in earnings (losses) of a
         subsidiary                                                     555           (236)            (822)              (174)
      Depreciation                                                   28,571          27,298           26,056              5,501
      Deferred income taxes, net                                      (643)         (5,673)          (6,377)            (1,346)
      Accrued severance pay, net                                       (34)           (412)              493                104
      Capital gain on sale of property and equipment, net             (185)           (155)            (159)               (34)
      Erosion of long-term loans and capital lease
         obligations                                                   (14)           (140)          (3,939)              (832)
      Decrease (increase) in trade receivables                        9,035          16,930         (10,802)            (2,280)
      Decrease (increase) in other accounts receivable and
         prepaid expenses                                               127             708            (844)              (178)
      Decrease in inventories                                         1,396          10,997            5,112              1,079
      Increase (decrease) in trade payables                         (8,371)         (1,530)           17,700              3,737
      Increase (decrease) in other accounts
      payable and accrued expenses                                  (1,402)         (3,558)              380                 80
                                                             ---------------  --------------  ---------------  -----------------

 Net cash provided by operating activities                           30,061          35,323           18,083              3,817
                                                             ---------------  --------------  ---------------  -----------------

 Cash flows from investing activities:
    Purchase of property and equipment                             (28,974)        (10,789)          (2,431)              (513)
    Proceeds from investment grants                                      44               -                -                  -
    Proceeds from sale of property and equipment                     18,802             675              763                161
    Refund of an investment grant                                         -               -            (258)               (54)
                                                             ---------------  --------------  ---------------  -----------------

 Net cash used in investing activities                             (10,128)        (10,114)          (1,926)              (406)
                                                             ---------------  --------------  ---------------  -----------------



The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2002


                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                  (NOTE 2C)
                                                                                                               ---------------
                                                                               YEAR ENDED DECEMBER 31,            YEAR ENDED
                                                             ------------------------------------------------    DECEMBER 31,
                                                                 2000             2001             2002             2002
                                                             -------------   --------------   ---------------  ---------------
                                                                                 ADJUSTED NIS                       U.S. $
                                                             ------------------------------------------------  ---------------
                                                                                       (IN THOUSANDS)
 Cash flows from financing activities:
    Purchase of shares by subsidiary                              (4,034)                -                 -                -
    Proceeds from long-term loans                                  42,805           15,968            10,150            2,143
    Principal payments of long-term loans                        (43,413)         (20,398)          (24,532)          (5,179)
    Principal payments of loans from a related party              (1,619)          (1,911)                 -                -
    Short-term credit from bank and others, net                  (13,588)         (18,892)           (1,617)            (341)
                                                             -------------   --------------   ---------------  ---------------

 Net cash used in financing activities                           (19,849)         (25,233)          (15,999)          (3,377)
                                                             -------------   --------------   ---------------  ---------------

 Increase (decrease) in cash and cash equivalents                      84             (24)               158               34
 Cash and cash equivalents at the beginning of the year               430              514               490              103
                                                             -------------   --------------   ---------------  ---------------

 Cash and cash equivalents at the end of the year                     514              490               648              137
                                                             =============   ==============   ===============  ===============

 a. Non-cash activity:

           Liability in respect to an investment grant
             refund                                                     -                -             1,602              338
                                                             =============   ==============   ===============  ===============

 b.        Supplemental disclosure of cash flows activities:
           Cash paid during the year for:

           Interest                                                 8,990            8,891             7,369            1,556
                                                             =============   ==============   ===============  ===============

           Income taxes                                                30               22                29                6
                                                             =============   ==============   ===============  ===============




The accompanying notes are an integral part of the consolidated financial statements.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:-   GENERAL

           a. Carmel Container Systems Ltd. ("Carmel Systems" or "the Company"), an Israeli corporation, is an industrial company. The products of the Company and its subsidiaries ("the Group") are marketed mainly in Israel.

                      The Group designs, manufactures and markets shipping containers, consumer packaging products and packaging wooden pallets and boxes. The Group's sales are to a large number of customers mainly in Israel.

           b.         Definitions:

                      In these financial statements:

                      The Group           - Carmel Containers Ltd. and its
                                            subsidiaries (refer to enclosed
                                            list).

                      Subsidiaries        - Companies in which more than 50% of
                                            the voting equity is owned or
                                            controlled by the Company (as
                                            defined in Opinion 57 of the
                                            Institute of Certified Public
                                            Accountants in Israel) and whose
                                            accounts are consolidated with those
                                            of the Company.

                      Jointly controlled
                         entity           - a company owned by several entities
                                            among which there is a contractual
                                            consent for joint control, and whose
                                            accounts are consolidated with those
                                            of the Company using the
                                            proportionate consolidation method.

                      Related parties     - as defined in Opinion 29 of the
                                            Institute of Certified Public
                                            Accountants in Israel.


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

           The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 21.

           a.         Use of estimates:

                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           b.         Financial statements in adjusted New Israeli Shekels:

                      1. The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2002, according to the Israeli Consumer Price Index ("CPI") published on January 15, 2003 (182.0 points on the average basis of 1993 = 100).

                      2. The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

                      3. The term "cost" in these consolidated financial statements signifies cost in adjusted NIS.

           c.         Principles of adjustments:

                      1.         Balance sheet:

                                 a)         Non-monetary items (items whose
                                            amounts in the balance sheet reflect
                                            their nominal amounts upon
                                            acquisition or incurrence, see
                                            below) have been adjusted on the
                                            basis of the changes in the Israeli
                                            CPI since their acquisition or
                                            incurrence.

                                            Items which were treated as
                                            non-monetary include: inventories,
                                            property and equipment and the
                                            related accumulated depreciation,
                                            share capital and additional paid-in
                                            capital derived from cash received
                                            from shareholders.

                                 b) Minority interest in subsidiary and the related operating results for the reported year, are included on the basis of the adjusted financial statements of that company.

                                 c) Deferred income taxes are computed based on the adjusted figures (see j. below).

                                 d) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2002 in their nominal amounts (comparative figures have been adjusted to the December 2002
                                            Israeli CPI).

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           2.         Statement of operations:

                      a) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted at monthly indices at the time the related transactions were carried out or paid. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

                      b) The components of the statement of operations relating to non-monetary items included in the balance sheet, (such as changes in inventories, depreciation, capital gains and minority interest in subsidiary) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

                      c) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of accrued severance pay and accrued vacation pay, have been included according to the analysis of the adjusted change in the related balance sheet items after their relative cash flows are taken into account.

                      d) Current taxes includes the expense which derives from the erosion of the value of the payments on account from the date of payment to the end of the year.

                                 As for deferred income taxes, see j. below.

                      e) The financing item, net, reflects real financial income and expenses and results of the derivative financial instruments, as well as the erosion of monetary balances during the year.

           3.         Convenience translation into U.S. dollars:

                      The adjusted financial statements as of December 31, 2002 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollars as of such date (U.S.$ 1 = NIS 4.737). The translation was made solely for the convenience of the readers. It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated U.S. dollar figures should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

           4. Data regarding Israeli CPI and exchange rates of foreign currency:

                      1. Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2002.

                      2. Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

                                                                                   EXCHANGE RATE
        AT DECEMBER 31:                         ISRAELI CPI                      OF THE U.S. DOLLAR
        ----------------                ----------------------------        -----------------------------
                                                 POINTS *)                              NIS
                                        ----------------------------        -----------------------------
        2002                                        182.0                              4.737
        2001                                        170.9                              4.416
        2000                                        168.5                              4.041
        1999                                        168.5                              4.153

        CHANGES DURING THE YEAR:                     %                                   %
        ------------------------        ----------------------------        -----------------------------

        2002                                          6.5                                7.3
        2001                                          1.4                                9.3
        2000                                          -                                 (2.7)


                      *) According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.


           d.         Principles of consolidation:

                      The consolidated financial statements include the accounts of Carmel Systems and its over 50% controlled subsidiaries and a jointly controlled entity (see list of investees). Intercompany balances and transactions among the Company and the subsidiaries (wholly consolidated or consolidated using the proportionate consolidation method) have been eliminated in consolidation. As for tax aspects, see j. below.

           e.         Cash equivalents:

                      Cash equivalents are considered by the Company to be highly liquid investments, which include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

           f.         Allowance for doubtful debts:

                      Such allowance is determined in respect of specific debts which, based on management's estimation, are doubtful of collection.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           g.         Inventories:

                      Inventories are stated at the lower of cost or market value. Cost of inventories is determined on the following basis:

                      Raw materials and goods in transit - using the "first-in, first-out" method.

                      Supplies and packaging materials - on the basis of moving-average cost.

                      Work in progress and finished products - on the basis of computed direct manufacturing costs with allocable indirect manufacturing costs.

           h.         Property and equipment:

                      1. The assets are stated at cost, net of related investment grants received from the State of Israel under the terms of the Law for the Encouragement of Capital Investments and net of accumulated depreciation. Cost of pallets and spare parts are stated as base stock.

                      2. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                                %
                                                    ---------------------------

         Buildings                                              8
         Machinery and equipment                              6 - 10
         Motor vehicles and forklifts                        10 - 15
         Office furniture and equipment                       6 - 33
         Leasehold improvements                     over the term of the lease

                      The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment, providing for any possible impairment losses, based upon the excess of carrying amount over the fair value of such assets in accordance with IAS 36 "Impairment of Assets" ("IAS 36"). As of December 31, 2002, no impairment losses have been identified.

           i.         Sale - leaseback transaction:

                      The Company accounts for sales with leasebacks in accordance with Statement of Financial Accounting Standards ("SFAS") 28, "Accounting for Sales With Leasebacks".

                      The Company entered into two sale - leaseback transactions of machinery and equipment. The first transaction occurred in September 1998 for the aggregate amount of adjusted NIS 15,858 thousand and the second transaction occurred in October 2000 for the aggregate amount of adjusted NIS 17,965 thousand. The unearned gain is immaterial. The Company retains the option to purchase the machinery and equipment at the end of the lease period.

                      The leases are capital leases for a period of four years and five years, respectively.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           During September 2002, upon the fulfillment of its liability under the first lease the Company exercised its option to purchase the machinery and equipment under the lease in consideration of adjusted NIS 65 thousand.

           The Company depreciates the leased machinery and equipment over the remaining estimated useful lives of the machinery and equipment (approximately ten years).

           j.         Deferred income taxes:

                      1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of the assets and liabilities included in these financial statements and those to be considered for tax purposes. The Company and its subsidiaries provide a valuation allowance for capital losses, to reduce deferred tax assets to their estimated realizable value. As for the main components in respect of which deferred income taxes have been included, see
                                 Note 16g.

                      2. Deferred income tax balances are computed at the enacted tax rate expected to be effect at the time when these taxes will be released to the statement of operations. The amount presented in the statement of income represents the changes in the said balances during the reported year.

                      3. The Company has not recorded deferred income taxes for the realization of investments in subsidiaries that management intends to retain. Similarly, deferred income taxes have not been provided for future taxable distributions from subsidiaries, since it is the Company's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

           k.         Revenue recognition:

                      Revenues from sales net of discounts are recognized when persuasive evidence of an agreement exists, delivery of the products has occurred, the fee is fixed or determinable, collectibility is probable and no significant obligations remain.

           l.         Earnings per share:

                      Earnings per share are computed based on the weighted average number of shares outstanding during the year, in accordance with Opinion 55 of the Institute of Certified Public Accountants in Israel.

                      All outstanding stock options have been excluded from the calculation of the net loss per share, because all the outstanding stock options are anti-dilutive for all periods presented. As of December 31, 2002, all the options have been expired.

           m.         Derivative financial instruments:

                      The Company enters into call option contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates and in changes in the CPI. Such exposure is a result of the portion of the Company's liabilities being denominated in currencies other than NIS or indexed to the CPI.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      Gains and losses on the options are included in the statement of operations in financial expenses, net, along with the exchange rate changes of the underlying foreign currency denominated liabilities. During the year ended December 31, 2002, the Company recognized a net gain of adjusted NIS 235 thousand.

                      All of the foreign exchange contracts are due by March 11, 2003.

                      The Company neither holds nor issues financial instruments for trading or speculative purposes.

                      The Company had foreign exchange call option contracts of NIS 3,808 thousand outstanding at December 31, 2002.

           n.         Advertising expenses:

                      Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002, were approximately adjusted NIS 422 thousand, adjusted NIS 251 thousand and adjusted NIS 247 thousand ($ 52 thousand), respectively.

           o.         Severance pay:

                      The Company's liability for severance pay, which reflects the undiscounted amount of liability, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual.

                      The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                      Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately adjusted NIS 2,512 thousand, adjusted NIS 2,287 thousand and adjusted NIS 3,361 thousand ($ 710 thousand), respectively.

           p.         Fair value of financial instruments:

                      The following disclosures of the estimated fair value of financial instruments have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      The carrying values of cash and cash equivalents, trade receivables, short-term credit from banks and others and trade payables approximate their fair values due to the short-term maturities of these instruments.

                      The carrying amount of the Company's long-term borrowing arrangements and capital lease obligations approximates their fair value. The fair value of the Company's long-term borrowings and capital lease obligations is estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

           q.         Accounting for stock based compensation:

                      The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                      As of December 31, 2002 all options have been expired.

           r.         Concentration of credit risk:

                      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

                      The Company's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                      Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. The Company performs ongoing credit evaluations of its debtors. In management's estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks.

           s.         Reclassification:

                      Certain amounts from prior years have been reclassified to conform with current period presentation.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           t. Implementation of new accounting standards and their impact on the financial statements

                      During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 15 was published with respect to the decline in the value of assets. In December 2002, Accounting Standard No. 17 was published with respect to deferral of application of Standards No. 12 and 13 as described below.

                      According to Standard No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

                      In accordance with the provisions of Accounting Standard No. 13 and No. 17, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

                      The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. This Accounting Standard, which is based on International Accounting Standard No. 34, "Interim Financial Reporting", and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods, will apply in respect to financial statements for periods beginning on or after January 1, 2003.

                      Accounting Standard No. 15, which deals with the decline in the value of assets, is based on International Accounting Standard No. 36 "Impairment of Assets", and prescribes the accounting treatment in the case of a decline/elimination of the decline, in the value of a company's assets, including investments in affiliates that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003. The Council of the Israel Accounting Standards Board deferred the coming into force of Accounting Standard No. 15 until March 3, 2003.

                      Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-   TRADE RECEIVABLES

           a.         Composition:

                                                                                                       CONVENIENCE
                                                                                                       TRANSLATION
                                                                     DECEMBER 31,                ------------------------
                                                       ----------------------------------------        DECEMBER 31,
                                                              2001                 2002                    2002
                                                       -------------------  -------------------  ------------------------
                                                                     ADJUSTED NIS                         U.S. $
                                                       ----------------------------------------  ------------------------
                                                                                 (IN THOUSANDS)
    Open accounts                                                 100,620              106,243                    22,428
    Notes receivable                                               13,661               17,617                     3,719
                                                       -------------------  -------------------  ------------------------

                                                                  114,281              123,860                    26,147
    Less - allowance for doubtful debts                             3,738                2,515                       531
                                                       -------------------  -------------------  ------------------------

                                                                  110,543              121,345                    25,616
                                                       ===================  ===================  ========================

           b.         As for balances with related parties, see Note 18b.

NOTE 4:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                      DECEMBER 31,                ------------------------
                                                        ----------------------------------------        DECEMBER 31,
                                                               2001                 2002                    2002
                                                        -------------------  -------------------  ------------------------
                                                                      ADJUSTED NIS                         U.S. $
                                                        ----------------------------------------  ------------------------
                                                                                  (IN THOUSANDS)
                  Related parties (1)                                  737                  990                       209
                  Employees                                            138                  149                        31
                  Government authorities                               442                  402                        85
                  Deferred income taxes (2)                            660                  600                       127
                  Prepaid expenses                                   1,039                1,636                       345
                  Other receivables                                    382                  405                        86
                                                        -------------------  -------------------  ------------------------

                                                                     3,398                4,182                       883
                                                        ===================  ===================  ========================

                 (1) See Note 18b.
                 (2) See Note 16g.


NOTE 5:-   INVENTORIES

                  Raw materials                                     31,915               32,209                     6,799
                  Supplies and packaging materials                   2,540                2,147                       453
                  Work in progress                                   1,942                1,457                       308
                  Finished products                                 12,887               11,069                     2,337
                                                        -------------------  -------------------  ------------------------

                                                                    49,284               46,882                     9,897
                  Goods in transit                                   5,700                2,990                       631
                                                        -------------------  -------------------  ------------------------

                                                                    54,984               49,872                    10,528
                                                        ===================  ===================  ========================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:-   PROPERTY AND EQUIPMENT, NET

           a.      Composition:

                                                    MACHINERY   MOTOR     OFFICE                 PALLETS               CONVENIENCE
                                                       AND     VEHICLES  FURNITURE              AND SPARE              TRANSLATION
                                        LAND AND    EQUIPMENT    AND        AND      LEASEHOLD    PARTS -              -----------
                                        BUILDINGS     *)**)   FORKLIFTS  EQUIPMENT IMPROVEMENTS BASE STOCK   TOTAL        TOTAL
                                        ---------  ---------- --------- ---------- ------------ ---------- ----------- -----------
                                                                       ADJUSTED NIS                                       U.S. $
                                        ------------------------------------------------------------------------------ -----------
                                                                              (IN THOUSANDS)
Cost at January 1, 2002                    9,766     352,814    13,605     22,410       14,556     11,561     424,712      89,658
   Additions during the year                 419       1,351        13        642            6          -       2,431         513
   Refund of an investment grant (Note
     16a1)                                     -       1,860         -          -            -          -       1,860         393
   Disposals during the year                   -         252     2,246          9            -          9       2,516         531
                                        ---------  ---------- --------- ---------- ------------ ---------- ----------- -----------

Balance at December 31, 2002              10,185     355,773    11,372     23,043       14,562     11,552     426,487      90,033
                                        ---------  ---------- --------- ---------- ------------ ---------- ----------- -----------

Accumulated depreciation at
   January 1, 2002                         9,291     222,477     9,046     18,712       12,308          -     271,834      57,385
   Additions during the year                 221      22,424     1,293      1,547          304        267      26,056       5,501
   Disposals during the year                   -         222     1,681          9            -          -       1,912         404
                                        ---------  ---------- --------- ---------- ------------ ---------- ----------- -----------

Balance at December 31, 2002               9,512     244,679     8,658     20,250       12,612        267     295,978      62,482
                                        ---------  ---------- --------- ---------- ------------ ---------- ----------- -----------

Depreciated cost at December 31, 2002        673     111,094     2,714      2,793        1,950     11,285     130,509      27,551
                                        =========  ========== ========= ========== ============ ========== =========== ===========

Depreciated cost at December 31, 2001        475     130,337     4,559      3,698        2,248     11,561     152,878      32,273
                                        =========  ========== ========= ========== ============ ========== =========== ===========


           *) Net of investment grant (see Note 2h) amounting to adjusted NIS 1,165 thousand ($ 246 thousand) and adjusted NIS 3,501 thousand as for the years ended December 31, 2002 and 2001, respectively.

           **) Including machinery and equipment under capital lease - cost amounting to adjusted NIS 32,535 thousand ($ 6,868 thousand) and accumulated depreciation amounting to adjusted NIS 10,399 thousand ($ 2,195 thousand) as for December 31, 2002. See Notes 7 and 11.

b.         As for charges, see Note 14. As for claims, see Note 13b.

c. Depreciation expenses amounted to adjusted NIS 28,571 thousand, adjusted NIS 27,298 thousand and adjusted NIS 26,056 thousand ($ 5,501 thousand) for the years ended December 31, 2000, 2001 and 2002, respectively.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7:-   LEASES

           a. The facilities which include offices and warehouses of the Company and its subsidiaries are rented under operating leases for various periods ending 2016.

           b. Future minimum rental commitments under the aforementioned non-cancelable leases (all of which are operating leases) are linked either to the exchange rate of the U.S. dollar or to the Israeli CPI in effect as of balance sheet date, as follows:

                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                                       ------------------------
                                                                  ADJUSTED NIS                  U.S. $
                                                            ------------------------   ------------------------
                                                                              (IN THOUSANDS)
              For the years ending December 31,

              2003                                                           13,422                      2,833
              2004                                                           11,784                      2,488
              2005                                                           10,257                      2,165
              2006                                                           10,257                      2,165
              2007 and thereafter                                            89,952                     18,989
                                                            ------------------------   ------------------------

                                                                            135,672                     28,640
                                                            ========================   ========================

                      Rent expenses amounted to approximately adjusted NIS 13,570 thousand, adjusted NIS 13,304 thousand and adjusted NIS 13,404 thousand ($ 2,830 thousand) for the years ended December 31, 2000, 2001 and 2002, respectively.

           c. The Company leases under capital lease machinery and equipment for a period of 4 years commencing September 1998 and for a period of 5 years commencing October 2000 (see also Note 2i). In September 2002, the Company fulfilled its liability of the first lease. As for future payments under the capital lease, see Note 11.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8:-   SHORT-TERM CREDIT FROM BANKS AND OTHERS

           a.         Composition:

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                       UNLINKED                   --------------------
                                                        ---------------------------------------         UNLINKED
                               AVERAGE INTEREST RATE                 DECEMBER 31,                 --------------------
                             -------------------------  ---------------------------------------       DECEMBER 31,
                                 2001         2002             2001                 2002                  2002
                             ------------ ------------  ------------------   ------------------   --------------------
                                         %                           ADJUSTED NIS                        U.S. $
                             -------------------------  ---------------------------------------   --------------------
                                                                               (IN THOUSANDS)
  Overdrafts                         7.5         11.0                 282                  473                    100
  Short-term credit from
     banks                           3.9         10.2               8,539                6,926                  1,462
  Short-term credit from
     others                         13.0         18.2               3,195                3,000                    633
                                                        ------------------   ------------------   --------------------

                                                                   12,016               10,399                  2,195
                                                        ==================   ==================   ====================


           b. As of December 31, 2002, the Company and its subsidiaries had authorized credit lines from several banks in the amount of adjusted NIS 3,725 thousand, which bear interest at the average rate of Prime +1.8%.

                      The weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2001 and 2002, was approximately 6.4% and 12.5%, respectively.

                      The Company and its subsidiaries had an unused credit facility in the amount of approximately adjusted NIS 3,252 thousand ($ 687 thousand) as of December 31, 2002 (there is no fee for the unused portion of the credit facility).

           c. As for charges to collateralize part of the short-term loans and credit, see Note 14.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-   TRADE PAYABLES

                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                              DECEMBER 31,                ------------------------
                                                                 ---------------------------------------        DECEMBER 31,
                                                                       2001                 2002                    2002
                                                                 ------------------  -------------------  ------------------------
                                                                              ADJUSTED NIS                         U.S. $
                                                                 ---------------------------------------  ------------------------
                                                                                          (IN THOUSANDS)
                Trade payables                                              53,500               68,856                    14,536
                Notes payable                                                4,804                7,148                     1,509
                                                                 ------------------  -------------------  ------------------------

                                                                            58,304               76,004                    16,045
                                                                 ==================  ===================  ========================

                Including shareholders (1)                                  11,804               21,666                     4,574
                                                                 ==================  ===================  ========================

                Including related companies of a shareholder (1)            11,036               18,705                     3,949
                                                                 ==================  ===================  ========================

                (1) See Note 18a.


NOTE 10:-   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                              DECEMBER 31,                ------------------------
                                                                 ---------------------------------------        DECEMBER 31,
                                                                       2001                 2002                    2002
                                                                 ------------------  -------------------  ------------------------
                                                                              ADJUSTED NIS                         U.S. $
                                                                 ---------------------------------------  ------------------------
                                                                                          (IN THOUSANDS)

                Related companies of a shareholder (1)                          77                1,338                       282
                Liabilities to employees and payroll accruals               11,719               10,620                     2,242
                Government authorities                                         602                1,010                       213
                Deferred income taxes (2)                                      127                    -                         -
                Accrued expenses (3)                                         2,128                1,803                       381
                Other                                                          293                1,047                       221
                                                                 ------------------  -------------------  ------------------------

                                                                            14,946               15,818                     3,339
                                                                 ==================  ===================  ========================
                (1) See Note 18a.

                (2) See Note 16g.

                (3) Including liability to a shareholder
                    (see Note 18a.)                                            505                    -                         -
                                                                 ==================  ===================  ========================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-   LONG-TERM LOANS FROM BANKS , OTHERS AND CAPITAL LEASE OBLIGATIONS

           a.         Composition of long-term loans from banks and others.

                      1.         Banks:

                                                                                                         CONVENIENCE
                                                                                                         TRANSLATION
                                                                       DECEMBER 31,                ------------------------
                                                         ----------------------------------------        DECEMBER 31,
                                                                2001                 2002                    2002
                                                         -------------------  -------------------  ------------------------
                                                                       ADJUSTED NIS                         U.S. $
                                                         ----------------------------------------  ------------------------
                                                                                   (IN THOUSANDS)
              Banks                                                  68,352               57,062                    12,046
              Less - current maturities                              18,835               27,931                     5,896
                                                         -------------------  -------------------  ------------------------

                                                                     49,517               29,131                     6,150
                                                         ===================  ===================  ========================

      2. Capital lease obligations:
              Capital lease obligations                              17,916               10,886                     2,298
              Less - current maturities                               6,323                3,302                       697
                                                         -------------------  -------------------  ------------------------

                                                                     11,593                7,584                     1,601
                                                         ===================  ===================  ========================


      3. Liability in respect to an investment
                 grant refund (Note 16a(1))                               -                1,602                       338
              Less - current maturities (included in
                 other accounts payable)                                  -                  620                       131
                                                         -------------------  -------------------  ------------------------
                                                         -------------------  -------------------  ------------------------

                                                                          -                  982                       207
                                                         ===================  ===================  ========================

                      As to pledges to secure these liabilities, see Note 14.

           b. The loans are classified by linkage terms and interest rates as follows:

                         1. Banks:

                                                                                                  CONVENIENCE
                                                                                                  TRANSLATION
                                      AVERAGE                          AMOUNT                  ------------------
                                     INTEREST          --------------------------------------        AMOUNT
                                       RATE                         DECEMBER 31,               ------------------
                             ------------------------- --------------------------------------     DECEMBER 31,
                                 2001         2002           2001                 2002                2002
                             ------------  ----------- -----------------   ------------------  ------------------
  LINKAGE TERMS                          %                          ADJUSTED NIS                     U.S. $
 --------------------------- ------------------------- --------------------------------------  ------------------
                                                                             (IN THOUSANDS)
  Unlinked                       5.5          10.0               47,923               48,000              10,133
  Israeli CPI                    4.8           4.7               14,786                6,220               1,313
  In or linked U.S. $            3.1           3.1                5,643                2,842                 600
                                                       -----------------   ------------------  ------------------

                                                                 68,352               57,062              12,046
                                                       =================   ==================  ==================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-   LONG-TERM LOANS FROM BANKS, OTHERS AND CAPITAL LEASE OBLIGATIONS
            (CONT.)

           2.         Capital lease obligations:

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                 INTEREST RATE                       AMOUNT                -------------------
                                          --------------------------- ------------------------------------       AMOUNT
                                                 DECEMBER 31,                     DECEMBER 31,             -------------------
                                          --------------------------- ------------------------------------    DECEMBER 31,
                                              2001          2002            2001               2002               2002
                                          ------------ -------------- -----------------  ----------------- -------------------
               LINKAGE TERMS                           %                          ADJUSTED NIS                   U.S. $
              --------------------------- --------------------------- ------------------------------------ -------------------
               Israeli CPI                    5.8            -                   3,113                  -                   -
               Unlinked                       9.3           9.3                 14,803             10,886               2,298
                                                                      -----------------  ----------------- -------------------

                                                                                17,916             10,886               2,298
                                                                      =================  ================= ===================

       3.         Liability in respect to an investment grant
                  refund (unlinked)                          -                       -              1,602                 338
                                                                      =================  ================= ===================


           c. Repayment dates subsequent to the balance sheet date are as follows:

                      1.         Banks:

                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                                                     -----------------------
                                                                                DECEMBER 31,              DECEMBER 31,
                                                                                    2002                      2002
                                                                          ------------------------   -----------------------
                                                                                ADJUSTED NIS                 U.S. $
                                                                          ------------------------   -----------------------
                                                                                            (IN THOUSANDS)
                  First year (current maturities)                                          27,931                     5,896
                                                                          ------------------------   -----------------------

                  Second year                                                              15,129                     3,194
                  Third year                                                                6,245                     1,318
                  Fourth year                                                               6,395                     1,350
                  Fifth year                                                                1,362                       288
                                                                          ------------------------   -----------------------

                                                                                           29,131                     6,150
                                                                          ------------------------   -----------------------

                                                                                           57,062                    12,046
                                                                          ========================   =======================

         2. Capital lease obligations:

                  First year (current maturities)                                           3,302                       697
                                                                          ------------------------   -----------------------

                  Second year                                                               3,619                       764
                  Third year                                                                3,965                       837
                                                                          ------------------------   -----------------------

                                                                                            7,584                     1,601
                                                                          ------------------------   -----------------------

                                                                                           10,886                     2,298
                                                                          ========================   =======================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-   LONG-TERM LOANS FROM BANKS, OTHERS AND CAPITAL LEASE OBLIGATIONS
            (CONT.)

           3.         Liability in respect to an investment grant refund

                                                                                                       CONVENIENCE
                                                                                                       TRANSLATION
                                                                                                 ------------------------
                                                                            DECEMBER 31,               DECEMBER 31,
                                                                                2002                       2002
                                                                      ------------------------   ------------------------
                                                                            ADJUSTED NIS                  U.S. $
                                                                      ------------------------   ------------------------
                                                                                        (IN THOUSANDS)
                                  First year (current maturities)                         620                        131
                                                                      ------------------------   ------------------------

                                  Second year                                             620                        131
                                  Third year                                              362                         76
                                                                      ------------------------   ------------------------

                                                                                          982                        207
                                                                      ------------------------   ------------------------

                                                                                        1,602                        338
                                                                      ========================   ========================


NOTE 12:-  ACCRUED SEVERANCE PAY, NET

           a.         Severance pay and retirement grants:

                      1. Under Israeli law and valid labor agreements, the companies of the Group are required to make severance or current pension payments in addition to retirement grants to dismissed employees and to employees leaving employment under certain other circumstances.

                                 These liabilities are fully covered by regular deposits with severance pay and pension funds and by the balance sheet accrual.

                                 Employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary. As for part of the Group's employees - in the event that the amounts accumulated in the pension fund are insufficient to cover the severance pay computed as above - the Company and its subsidiaries are to supplement the difference.

                                 The companies' employees are participants in a pension fund to which the companies make current monthly payments. The deposits relieve the companies of their severance pay liability. The pension fund is external and independent of the Group.

                                 Amounts deposited in severance pay funds, and related liabilities are not reflected in the balance sheet since the funds are not under the control and management of the Group.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-  ACCRUED SEVERANCE PAY, NET

           2. The current payments that the group made with severance funds are as follows:


                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                            --------------------
                                  YEAR ENDED DECEMBER 31,                        YEAR ENDED
                  --------------------------------------------------------      DECEMBER 31,
                        2000               2001                2002                 2002
                  -----------------  -----------------  ------------------  --------------------
                                        ADJUSTED NIS                               U.S. $
                  --------------------------------------------------------  --------------------
                                                  (IN THOUSANDS)
                          5,145              5,013              4,928               1,040
                  =================  =================  ==================  ====================


                 b. Under labor agreements, certain employees who retire after the age of 55, and who have utilized no more than 65% of the sick leave to which they are entitled, will receive compensation for unutilized sick leave. The Company has provided for this liability.

                 c. The amounts funded for compensation are deposited with the Central Fund for Compensation and with provident funds in the name of the employees. The amounts funded may be withdrawn provided that the instructions of the severance pay law are fulfilled.

                 d. Below are the amounts for accrued severance pay, retirement grants and compensation for unutilized sick leave, as presented in balance sheet:

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                        DECEMBER 31,                ------------------------
                                                          ----------------------------------------        DECEMBER 31,
                                                                 2001                 2002                    2002
                                                          -------------------  -------------------  ------------------------
                                                                        ADJUSTED NIS                         U.S. $
                                                          ----------------------------------------  ------------------------
                                                                                    (IN THOUSANDS)
     Severance pay (1)                                                10,253                8,821                     1,862
     Less - amounts funded                                            10,453                8,504                     1,795
                                                          -------------------  -------------------  ------------------------

                                                                       (200)                  317                        67
     Compensation for unutilized sick leave                              186                  162                        34
                                                          -------------------  -------------------  ------------------------

                                                                        (14)                  479                       101
                                                          ===================  ===================  ========================
     (1)     Including liabilities for
               salaries to retired employees                              46                   72                        15
                                                          ===================  ===================  ========================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:-  CONTINGENT LIABILITIES AND COMMITMENTS

           a. An investee of a shareholder, which is also a supplier of raw materials, has a right of first refusal regarding the sale of part of the purchases of the Company's raw materials for a period of ten years commencing October 1998. The Company purchases raw materials from the investee of a shareholder in the ordinary course of business (see Note 18c. with respect to purchases from shareholders).

           b.         Option to purchase property:

                      Tri-Wall Containers Ltd. ("Tri-wall"), a wholly owned subsidiary leases property in Netanya on which Tri-Wall's plant is situated, from a primary lessee. In accordance with the agreement, the Company has an option to purchase the property in consideration of approximately $ 2.1 million from the primary lessee, who has an option to purchase the property from the owner.

                      Tri-Wall gave notice to the primary lessee of its intention to exercise the option. The owner of the property claims that the primary lessee breached certain provisions of their agreement and therefore has no rights to the property. The matter was transferred to an arbitrator who determined that Tri-Wall has the right to exercise the option to purchase the land from the owner or that Tri-Wall should be compensated in the amount of U.S. $ 2.8 million. A request has been filed with the court to overturn the decision of the arbitrator. A hearing on this request has been set for March 2003.

                      As a result of appeals filed by the owner and the primary lessee, on January 16, 2000, the district court ruled that the primary lessee is not entitled to exercise the option as a result of a breach of the lease contract. Notwithstanding the above, the ruling determined that Tri-Wall is entitled to exercise the option and acquire the property. The consideration is to be paid directly to the owner of the property. The Court did not specify the exercise price of the option or the date the option can be exercised. The owner and the primary lessee have appealed to the Supreme Court, which has been holding hearings on this matter. The rent in respect of the above property from the period beginning in March 2000 has been recorded in the statement of operations. This liability has been offset against a designated bank deposit intended to be held until the resolution of the matter.

           c. On July 29, 2001, several employees of C.D. filed a lawsuit against C.D. for the payment of holiday bonus. According to the estimation of C.D.'s management and its legal counsel, an adequate provision was recorded in the balance sheets as of December 31, 2002, in order to reflect the potential loss in respect of the litigation.

           d.         As for guarantees among the companies of the Group, see
                      Note 14c.

           e.         As for leases, see Notes 7 and 11.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:-  CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

           f.         Royalty commitments:

                      Under the Company's research and development agreements with the Office of the Chief Scientist of Israel Ministry of Industry and Trade ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to 100% of the Chief Scientist research and development grants, linked to the U.S. dollar and bears LIBOR interest per annum.

                      As of December 31, 2002, the Company had an outstanding contingent obligation to pay royalties in the amount of adjusted NIS 59 thousand. According to the Company's management estimation, the Company does not expect any sales from the product developed with the OCS's funds. Therefore no future royalties payment is projected.

NOTE 14:-  CHARGES (ASSETS PLEDGED) AND GUARANTEES

           a. As collateral for the Company and its subsidiaries' liabilities to banks, the State of Israel and a shareholder, a fixed charge was placed, in an unlimited amount, on any unpaid share capital, equipment, machinery, insurance rights and the shares of Tri-Wall, and a floating charge was placed on all the other properties of the plants and the Group's assets.

           b. As collateral for repayment of a loan for the lease of property and equipment in the context of sale - leaseback transaction of machinery and equipment, the Company provided bank guarantee totaling adjusted NIS 10,188 thousand ($ 2,151 thousand). The Company has also mortgaged, in favor of the lender, a containers production line.

           c. The Company has provided a guarantee to the State of Israel in favor of C.D. Packaging Ltd. in connection with investment grants received by C.D. in an amount not to exceed 50% of C.D. liabilities in respect of its "approved enterprise". Additional guarantee of an amount not to exceed adjusted NIS 801 thousand was provided, see Note 16a(1).

           d.         Liabilities secured by pledges are as follows:

                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                         DECEMBER 31,                 ----------------------
                                                           ----------------------------------------        DECEMBER 31,
                                                                  2001                  2002                   2002
                                                           -------------------   ------------------   ----------------------
                                                                         ADJUSTED NIS                         U.S. $
                                                           ----------------------------------------   ----------------------
                                                                                    (IN THOUSANDS)
      Short-term loans and credit                                       8,821                7,399                    1,562
      Long-term liabilities including current maturities               86,268               68,749                   14,513
                                                           -------------------   ------------------   ----------------------

                                                                       95,089               76,148                   16,075
                                                           ===================   ==================   ======================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-  SHARE CAPITAL

           a. The shares of Carmel Containers are traded on the American Stock Exchange in the United States.

                                                                              DECEMBER 31, 2001 AND 2002
                                                                     ---------------------------------------------
                                                                                                  ISSUED AND
                                                                          AUTHORIZED              OUTSTANDING
                                                                     ---------------------    --------------------
                                                                                   NUMBER OF SHARES
                                                                     ---------------------------------------------
                        Ordinary shares of NIS 1 par value each              10,000,000                  2,520,000
                                                                     =====================    ====================

                      The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, the right to receive dividends and the right to a share in excess of assets upon liquidation of the Company.

           b. As of December 31, 2002, a subsidiary of the Company holds a total of 119,813 of the Ordinary shares of NIS 1 par value of the Company, which is netted from shareholders' equity in the amount of adjusted NIS 4,339 thousand. The subsidiary intends to hold these shares for a long period of time.

           c.         Share option plan:

                      In August 1996, the Company's Board of Directors authorized through a share option plan ("the plan") the grant of options to the Company's employees to purchase up to 100,000 of the Company's Ordinary shares at the exercise price of $ 8.5 per share (the share's market price at the date the plan was approved, was $ 10). Half of the options are exercisable after two years and the other half are exercisable after three years. Any options that are canceled or forfeited become available for future grant.

                      As of December 31, 2002, all options have expired.

                      A summary of the Company's share option activity and related information, is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------------------------------
                                               2000                            2001                            2002
                                  ------------------------------- ------------------------------  ------------------------------
                                                     WEIGHTED                        WEIGHTED                       WEIGHTED
                                                      AVERAGE                        AVERAGE                         AVERAGE
                                     NUMBER OF       EXERCISE        NUMBER OF       EXERCISE       NUMBER OF       EXERCISE
                                      OPTIONS          PRICE          OPTIONS         PRICE          OPTIONS          PRICE
                                  --------------- --------------- --------------- --------------  -------------- ---------------
                                                         $                              $                               $
                                                  ---------------                 --------------                 ---------------
     Outstanding - at beginning           54,000   8.5                    54,000   8.5                   54,000             8.5
        of year
     Outstanding - at end of
        year                              54,000   8.5                    54,000   8.5                        -               -

     Exercisable options                  54,000   8.5                    54,000   8.5                        -               -


As of December 31, 2002, no options are available for future grant.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-  SHARE CAPITAL (CONT.)

                      Where the Company has recorded compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. No compensation expense was recognized during the years ended December 31, 2000, 2001 and 2002.

           d. Pro forma information regarding net income and net earnings per share is required by SFAS-123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. Such information does not have any effect for the years 2000, 2001 and 2002.

           e.         Dividends:

                      Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 16:-  INCOME TAXES

           a. Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

                      1. C.D. Packaging Systems Ltd. ("C.D.") was granted the status of an "approved enterprise", including an expansion plan, pursuant to the law for the Encouragement of Capital Investments 1959, as amended. On December 8, 2002, the Investment Center management informed C.D. on the cancellation of the approval from 1992, retroactively since C.D. failed to comply with the terms contained in the approval.

                                 In addition, C.D. was compelled to fulfill the following conditions:

                                 1)       To refund certain investment grants
                                          that C.D. received in the amount of
                                          NIS 1,860 thousand, which will be paid
                                          in 36 equal installments starting
                                          August 2002. The refunded amount was
                                          charged to property and equipment from
                                          which it was previously netted.

                                 2) C.D. committed to employ the amount of employees, as determined by the Investment Center management, through 2005.

                                 3)       The Company and C.D.'s other
                                          shareholders guarantee C.D.'s
                                          liabilities as stated in the above
                                          items 1) and 2).

                      2. In 1997, the production facilities of the Company's subsidiary Tri-wall containers Ltd. ("Tri-wall") have been granted the status of an "approved enterprise" under the Law or the Encouragement of Capital Investments, 1959. Tri-wall has elected the alternative benefits, waiving grants in return for tax exemption. In accordance with this Law, the income from the approved enterprise will be exempt from tax for a period of two years and for the remaining benefit period will be subject to a reduced tax rate of 25%. The total benefit period is for ten years, commencing with the first year in which taxable income is generated, but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier ("benefit period").

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-  INCOME TAXES (CONT.)

                                 The entitlement to the above benefits is conditional upon Tri-Wall's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and Tri-Wall may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that Tri-Wall is meeting all of the aforementioned conditions.

                                 Due to tax losses incurred by the Company, tax benefit period for the approved enterprise program has not yet commenced.

                      3. Income derived from other sources is taxed at the regular tax rate of 36%. The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the company only upon the complete liquidation of the Company.

                                 The subsidiaries have decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's subsidiaries' "Approved Enterprise". If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the subsidiaries, it would be taxed at the corporate tax rate applicable to such profits as if the Company has not elected the alternative tax benefits. As of December 31, 2002, the subsidiaries have immaterial tax exempt profits from the "Approved Enterprise".

           b. Tax benefits under the Law for the Encouragement of Industry ("Taxation"), 1969:

                      Carmel Container Systems and its subsidiaries are "industrial companies" under the Law for the Encouragement of Industry (Taxation), 1969, and as such are entitled to certain tax benefits by virtue of this law, mainly accelerated depreciation.

                      Under the above law, Carmel Container Systems and Tri-Wall, file consolidated tax returns.

           c. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                      In accordance with the above law, the results for tax purposes are measured in real terms, based on the changes in the Israeli CPI. The group is taxed under this law.

           d.         Deferred income taxes:

                      1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of assets and liabilities included in these financial statements and those to be considered for tax purposes.

                                 The main components in respect of which
                                 deferred income taxes have been included are as follows:

                                 Depreciation in respect of property and
                                 equipment in the adjusted financial statements and for tax purposes (taking into consideration Opinion No. 40 of the Institute of Certified Public Accountants in Israel); differences between the value of inventories in the adjusted financial statements and its value for tax purposes; differences in accounting for other income and expenses items in the adjusted financial statements and for tax purposes (mainly provisions for employee rights); carryforward losses and deductions.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-  INCOME TAXES (CONT.)

                      2. As of December 31, 2002, the outstanding balance of losses for tax purposes in the consolidated financial statements aggregates to adjusted NIS 73,321 thousand ($ 15,478 thousand). Israeli carryforward losses have no expiration date.

                      3. As of December 31, 2002, the outstanding balance of capital losses for tax purposes in the consolidated financial statements, aggregates to adjusted NIS 680 thousand ($ 144 thousand). Israeli capital losses expire after seven years.

                      4. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

                                                                                                 CONVENIENCE
                                                                                                 TRANSLATION
                                                               DECEMBER 31,                ------------------------
                                                 ----------------------------------------        DECEMBER 31,
                                                        2001                 2002                    2002
                                                 -------------------  -------------------  ------------------------
                                                               ADJUSTED NIS                         U.S. $
                                                 ----------------------------------------  ------------------------
                                                                           (IN THOUSANDS)
    Deferred tax assets:

    Tax loss carryforward                                    24,953               26,816                     5,661
    Provision for employee rights                             1,981                2,145                       453
    Allowance for doubtful debts                              1,197                  870                       184
    Others                                                      381                  381                        81
                                                 -------------------  -------------------  ------------------------

    Net deferred tax assets before valuation
       allowance                                             28,512               30,212                     6,379
    Valuation allowance                                       (359)                (245)                      (52)
                                                 -------------------  -------------------  ------------------------

    Net deferred tax assets                                  28,153               29,967                     6,327
                                                 -------------------  -------------------  ------------------------

    Deferred tax liabilities:
    Depreciable property and equipment                       41,387               36,814                     7,772
    Inventories                                                 505                  515                       109
                                                 -------------------  -------------------  ------------------------

    Net deferred tax liability                               41,892               37,329                     7,881
                                                 -------------------  -------------------  ------------------------

    Net deferred taxes                                       13,739                7,362                     1,554
                                                 ===================  ===================  ========================

                                 As of December 31, 2002, the Company and its subsidiaries have provided valuation allowances of approximately adjusted NIS 245 thousand ($ 52 thousand), in respect of deferred tax assets resulting from tax capital loss carryforward. Management currently believes that it is more likely than not that the deferred tax regarding the capital loss carryforward will not be realized in the foreseeable future.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

           e.         Income tax reconciliation:

                      A reconciliation between the theoretical tax expense assuming all income is taxed at the statutory rate of 36% and the actual tax expense is as follows:

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                              --------------------
                                                                   YEAR ENDED DECEMBER 31,                         YEAR ENDED
                                                   --------------------------------------------------------       DECEMBER 31,
                                                          2000               2001               2002                  2002
                                                   ------------------  -----------------  -----------------   --------------------
                                                                         ADJUSTED NIS                                U.S. $
                                                   --------------------------------------------------------   --------------------
                                                                                   (IN THOUSANDS)
          Income (loss) before taxes on income                   938           (14,815)           (15,576)                (3,289)
                                                   ==================  =================  =================   ====================

          Theoretical tax expense (benefit)
             computed at the Israeli statutory
             tax rate - 36%                                      337            (5,333)            (5,607)                (1,184)

          Increase (decrease) in income taxes resulting from:

          Tax adjustments in respect of
             inflation in Israel and others                    (150)              (349)              (432)                   (91)
          Non-deductible expenses (tax exempt
             income) and others, net                           (435)                 31              (183)                   (39)
          Increase (decrease) in tax expense due
             to reduced tax rates in companies
             which were granted approved
             enterprise status                                 (395)                (9)                183                     39
          Decrease in deferred income taxes
             resulting from utilization of
             losses and capital losses which
             were not recorded as an asset in
             previous years                                        -               (13)                  -                      -
                                                   ------------------  -----------------  -----------------   --------------------

          Actual tax benefit                                   (643)            (5,673)            (6,039)                (1,275)
                                                   ==================  =================  =================   ====================


           f.    Income taxes included in the statements of income:

          Deferred income taxes, net                           (643)            (5,673)            (6,377)                (1,346)
          Taxes in respect of previous year                        -                  -                338                     71
                                                   ------------------  -----------------  -----------------   --------------------

                                                               (643)            (5,673)            (6,039)                (1,275)
                                                   ==================  =================  =================   ====================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-  INCOME TAXES (CONT.)

           g.         Deferred income taxes:

                      Composition and changes in deferred income taxes as presented in the consolidated balance sheet:

                                                        IN RESPECT OF BALANCE SHEET ITEMS
                                 -------------------------------------------------------------------------------
                                  DEPRECIABLE
                                   PROVISION
                                   ALLOWANCE
                                    PROPERTY                     FOR            FOR                       LOSSES
                                      AND                      EMPLOYEE       DOUBTFUL                   FOR TAX
                                   EQUIPMENT    INVENTORIES     RIGHTS         DEBTS        OTHERS       PURPOSES        TOTAL
                                 ------------- ------------- -------------- ------------- -----------  ------------- --------------
                                                                            ADJUSTED NIS
                                 --------------------------------------------------------------------------------------------------
                                                                           (IN THOUSANDS)
 Balance at January 1, 2001            41,030           505        (2,205)       (1,920)       (381)       (17,617)         19,412
    Changes during 2001:
    Amounts charged to the
      statement of operations             357             -            224           723           -        (6,977)        (5,673)
                                 ------------- ------------- -------------- ------------- -----------  ------------- --------------

 Balance at December 31, 2001          41,387           505        (1,981)       (1,197)       (381)       (24,594)         13,739
    Changes during 2002:
    Amounts charged to the
      statement of operations         (4,573)            10         (164)            327           -        (1,977)        (6,377)
                                 ------------- ------------- -------------  ------------- -----------  ------------- --------------

 Balance at December 31, 2002          36,814           515       (2,145)          (870)       (381)       (26,571)          7,362
                                 ============= ============= =============  ============= ===========  ============= ==============

 Balance at December 31, 2002
    (convenience translation
    into U.S. $)                        7,771           109         (453)          (184)        (80)        (5,609)          1,554
                                 ============= ============= =============  ============= ===========  ============= ==============


                      Deferred income taxes are presented in the balance sheet as follows:

                                                                                                         CONVENIENCE
                                                                                                         TRANSLATION
                                                                      DECEMBER 31,                 ------------------------
                                                        -----------------------------------------        DECEMBER 31,
                                                                2001                 2002                    2002
                                                        --------------------  -------------------  ------------------------
                                                                      ADJUSTED NIS                          U.S. $
                                                        -----------------------------------------  ------------------------
                                                                                  (IN THOUSANDS)
       Among current assets  ("Other accounts
          receivable and prepaid expenses")                             660                   600                      127
       Among current liabilities  ("Other accounts
          payable and accrued expenses")                              (127)                     -                        -
       Among long-term liabilities                                 (14,272)               (7,962)                  (1,681)
                                                        --------------------   -------------------  -----------------------

                                                                   (13,739)               (7,362)                  (1,554)
                                                        ====================   ===================  =======================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-  INCOME TAXES (CONT.)

           h.         Income tax assessments:

                      Final tax assessments have been received by the Company and it subsidiaries as follows:

                      Carmel Systems and Tri-Wall Containers up to and including the 2000 tax year, C.D. Packaging Systems up to and including the 1999 tax year and Solid Packaging Board has not yet been assessed since incorporation.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:-  LINKAGE TERMS OF MONETARY BALANCES

                                                 DECEMBER 31, 2001                                   DECEMBER 31, 2002
                                --------------------------------------------------  -----------------------------------------------
                                 LINKED TO      IN OR                                           LINKED TO      IN OR
                                THE ISRAELI    LINKED TO                                       THE ISRAELI   LINKED TO
                                  CONSUMER     FOREIGN                                PRICE     CONSUMER      FOREIGN
                                PRICE INDEX    CURRENCY      UNLINKED     TOTAL       INDEX     CURRENCY      UNLINKED     TOTAL
                                ------------ ------------- ------------ ----------  --------- ------------ ------------- ----------
                                                                            ADJUSTED NIS
                                ---------------------------------------------------------------------------------------------------
                                                                           (IN THOUSANDS)
Assets:

   Cash and cash equivalents              -             -          490        490          -           85           563        648
   Trade receivables                      -         1,340      109,203    110,543          -        1,836       119,509    121,345
   Other accounts receivable
     and prepaid expenses               442             -        1,257      1,699        402            -         1,544      1,946
                                ------------ ------------- ------------ ----------  --------- ------------ ------------- ----------

                                        442         1,340      110,950    112,732        402        1,921       121,616    123,939
                                ============ ============= ============ ==========  ========= ============ ============= ==========

Liabilities:

   Short-term credit from banks
     and others                           -             -       12,016     12,016          -            -        10,399     10,399
   Trade payables                         -        26,986       31,318     58,304          -       32,553        43,451     76,004
   Other accounts payable and
     accrued expenses                   602             -       14,217     14,819          -            -        15,818     15,818
   Long-term loans from banks
     and others (including
     current maturities)             17,899         5,643       62,726     86,268      6,220        2,842        59,868     68,930
                                ------------ ------------- ------------ ----------  --------- ------------ ------------- ----------

                                     18,501        32,629      120,277    171,407      6,220       35,395       129,536    171,151
                                ============ ============= ============ ==========  ========= ============ ============= ==========


                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:-  LINKAGE TERMS OF MONETARY BALANCES (CONT.)

                                                                                 DECEMBER 31, 2002
                                                    ----------------------------------------------------------------------------
                                                        LINKED TO             IN OR
                                                       THE ISRAELI          LINKED TO
                                                         CONSUMER            FOREIGN
                                                       PRICE INDEX          CURRENCY           UNLINKED              TOTAL
                                                    ------------------  -----------------  -----------------   -----------------
                                                                          CONVENIENCE TRANSLATION INTO U.S. $
                                                    ----------------------------------------------------------------------------
                                                                                     (IN THOUSANDS)
   Assets:

      Cash and cash equivalents                                     -                 18                119                 137
      Trade receivables                                             -                388             25,228              25,616
      Other accounts receivable and prepaid
        expenses                                                   85                  -                326                 411
                                                    ------------------  -----------------  -----------------   -----------------

                                                                   85                406             25,673              26,164
                                                    ==================  =================  =================   =================
   Liabilities:

      Short-term credit from banks and others                       -                  -              2,195               2,195
      Trade payables                                                -              6,872              9,173              16,045
      Other accounts payable and accrued expenses                   -                  -              3,339               3,339
      Long-term loans from banks and others
        (including current maturities)                          1,313                600             12,638              14,551
                                                    ------------------  -----------------  -----------------   -----------------

                                                                1,313              7,472             27,345              36,130
                                                    ==================  =================  =================   =================


                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:-  TRANSACTIONS AND BALANCES WITH RELATED PARTIES

                                                                                                                       CONVENIENCE
                                                                                                                       TRANSLATION
                                                                                              DECEMBER 31,           --------------
                                                                                        ---------------------------    DECEMBER 31,
                                                                         INTEREST RATE     2001            2002            2002
                                                                         -------------  -----------   -------------  --------------
                                                          LINKAGE TERMS        %                ADJUSTED NIS              U.S. $
                                                          -------------  -------------  ---------------------------  --------------
                                                                                             (IN THOUSANDS)
a. Current liabilities to related parties:

       1. Trade payables:

              Shareholder                                 U.S. dollar    Interest free
                                                                                           11,804          21,666           4,574
              Related companies of a shareholder          U.S. dollar    Interest free
                                                                                           11,036          18,705           3,949
       2. Other accounts payable and accrued expenses:

              Shareholder                                    Unlinked    Interest free        505               -               -
              Related companies of a shareholder             Unlinked    Interest free         77           1,338             282

b. Current receivables from related parties:

       1. Trade receivables:

              Related parties                                Unlinked    Interest free      1,030             965             204
                                                             Euro                           1,260           1,808             382

       2. Other accounts receivable and prepaid expenses:

              Investees of shareholders                   Israeli CPI    Interest free        737             990             209


                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:-  TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

           c.         Transactions with related parties:

                      The Company sells to, shareholders, investees of a shareholder and purchases raw materials from investees of a shareholder and shareholders. The terms of these transactions do not differ materially from similar transactions with third parties. The sales, purchases and other transactions are as follows:

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                             INVESTEES OF                                                  --------------------
                                             A SHAREHOLDER          SHAREHOLDERS             TOTAL                TOTAL
                                         ---------------------- -------------------- --------------------- --------------------
                                                                   ADJUSTED NIS                                   U.S. $
                                         ----------------------------------------------------------------- --------------------
                                                                             (IN THOUSANDS)
      In 2002:

      Expenses:
      Purchases                                         31,307               75,872               107,179               22,626
      Financing and commissions                              -                  300                   300                   63
                                         ---------------------- -------------------- --------------------- --------------------

                                                        31,307               76,172               107,479               22,689
                                         ====================== ==================== ===================== ====================

      Sales                                              9,469                3,903                13,372                2,823
                                         ====================== ==================== ===================== ====================


                                                              INVESTEES OF
                                                             A SHAREHOLDER        SHAREHOLDERS                  TOTAL
                                                         ----------------------  ---------------------  ----------------------
                                                                                     ADJUSTED NIS
                                                         ---------------------------------------------------------------------
                                                                                    (IN THOUSANDS)
      In 2001:

         Expenses:
           Purchases                                                    33,089                 63,011                  96,100
           Financing and commissions                                         -                    686                     686
                                                         ----------------------  ---------------------  ----------------------

                                                                        33,089                 63,697                  96,786
                                                         ======================  =====================  ======================

           Sales                                                        12,274                  8,676                  20,950
                                                         ======================  =====================  ======================

      In 2000:

         Expenses:
           Purchases                                                    40,388                 62,658                 103,046
           Financing and commissions                                         -                  (479)                   (479)
                                                         ----------------------  ---------------------  ----------------------

                                                                        40,388                 62,179                 102,567
                                                         ======================  =====================  ======================

         Sales                                                           7,630                  9,918                  17,548
                                                         ======================  =====================  ======================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:-  SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

           a.         Cost of revenues:

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                             --------------------
                                                                   YEAR ENDED DECEMBER 31,                        YEAR ENDED
                                                  ---------------------------------------------------------      DECEMBER 31,
                                                         2000               2001                2002                 2002
                                                  ------------------  -----------------  ------------------  --------------------
                                                                        ADJUSTED NIS                                U.S. $
                                                  ---------------------------------------------------------  --------------------
                                                                                  (IN THOUSANDS)
             Materials (1)                                 228,665             201,107            197,577                 41,709
             Salaries, wages and employee
             benefits                                       57,165              54,793             53,430                 11,279
             Subcontracted work                              3,054               3,067              3,162                    668
             Other manufacturing costs                      39,274              36,928             36,905                  7,791
             Depreciation                                   25,730              24,709             23,810                  5,026
                                                  -----------------   -----------------  -----------------   --------------------

                                                           353,888             320,604            314,884                 66,473
             Decrease (increase) in
                inventories of work in progress              (190)               1,442                485                    103
             Decrease in inventories of
                finished products                            3,701                 329              1,818                    384
                                                  -----------------   -----------------  -----------------   --------------------

                                                           357,399             322,375            317,187                 66,960
                                                  =================   =================  =================   ====================

            (1) As for purchases from major suppliers (related
                parties), see Note 18c.

    b. Selling and marketing expenses:

            Salaries and employee benefits                    7,223               7,052              5,262                  1,111
            Advertising expenses                                449                 267                248                     52
            Depreciation                                        278                 349                295                     62
            Other selling expenses                           10,920              10,749             11,274                  2,380
                                                   -----------------   -----------------  -----------------  ---------------------

                                                             18,870              18,417             17,079                  3,605
                                                   =================   =================  =================  =====================

    c. General and administrative expenses:

             Salaries and employee benefits                  13,707               9,972              9,674                  2,042
             Depreciation                                     2,563               2,240              1,951                    412
             Office maintenance and other
                expenses (1)                                 11,188               7,619              6,401                  1,352
                                                   -----------------   -----------------  -----------------  ---------------------

                                                             27,458              19,831             18,026                  3,806
                                                   =================   =================  =================  =====================

             (1) Including doubtful and bad
                     debts expenses                           2,927                 400                259                     55
                                                   =================   =================  =================  =====================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:-  SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

           d.         Financial expenses, net:

                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                              ---------------------
                                                                      YEAR ENDED DECEMBER 31,                       YEAR ENDED
                                                      ------------------------------------------------------      DECEMBER 31,
                                                           2000               2001               2002                 2002
                                                      ---------------  ------------------  -----------------  ---------------------
                                                                           ADJUSTED NIS                              U.S. $
                                                      ------------------------------------------------------  ---------------------
                                                                                     (IN THOUSANDS)
            Financial expenses:
               Interest expenses and bank charges:
               On short-term credit                            4,129              6,324               3,072                    649
               On long-term loans                              5,283              6,086               6,736                  1,422
               Losses arising from inflationary
                 erosion of the Israeli currency                   -              1,781               7,463                  1,575
                                                      ---------------  -----------------   -----------------  ---------------------

                                                               9,412             14,191              17,271                  3,646
                                                      ---------------  -----------------   -----------------  ---------------------
            Financial income:
               Interest income                                 (215)              (610)               (681)                  (144)
               Gains arising from inflationary
                 erosion of the Israeli currency               (535)            (2,512)            (10,397)                (2,195)
                                                      ---------------  -----------------   -----------------  ---------------------

                                                               (750)            (3,122)            (11,078)                (2,339)
                                                      ---------------  -----------------   -----------------  ---------------------

                                                               8,662             11,069               6,193                  1,307
                                                      ===============  =================   =================  =====================

           e.         Other income (expenses), net:

            Capital gain on sale of property and
               equipment, net                                    185                155                 159                     34
            Other expenses                                       565                  -             (1,336)                  (282)
                                                      ---------------  -----------------   -----------------  ---------------------

                                                                 750                155             (1,177)                  (248)
                                                      ===============  =================   =================  =====================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:-  OPERATING SEGMENTS DATA

           The Company operates in three operating segments, the manufacturing of containers, corrugated cardboard panels and other types of paper consumer packaging, (see Note 1a. for a brief description of the Company's business) and follows the requirements of Accounting Standard No. 11 regarding Segment reporting:

                                                                    YEAR ENDED DECEMBER 31, 2002
                                  -------------------------------------------------------------------------------------------------
                                                          CONSUMER            TRI-WALL
                                      SHIPPING            PACKAGING       PACKAGING WOODEN
                                     CONTAINERS           PRODUCTS        PALLETS AND BOXES     ELIMINATIONS           TOTAL
                                  ------------------ ------------------- ------------------- ------------------- ------------------
                                                                      ADJUSTED NIS IN THOUSANDS
                                  -------------------------------------------------------------------------------------------------
Revenues:
   Sales to external customers              255,890              30,666              57,530                   -            344,086
   Intersegmental sales                       9,762               1,437               3,348            (14,547)                  -
                                  ------------------ ------------------- ------------------- ------------------- ------------------

Total revenues                              265,652              32,103              60,878            (14,547)            344,086
                                  ================== =================== =================== =================== ==================

Segments operating income (loss)           (12,124)             (1,662)               5,580                                (8,206)
                                  ================== =================== ===================

Financial expenses                          (4,544)               (689)               (960)                                (6,193)
                                  ================== =================== ===================
Other expenses, net                                                                                                        (1,177)
Tax benefit                                                                                                                  6,039
Minority interest in losses of a
   subsidiary                                                                                                                  822
                                                                                                                 ------------------
Net loss                                                                                                                   (8,715)
                                                                                                                 ==================

Assets and liabilities:

Segments assets                             246,729              30,763              28,464                                305,956
                                  ================== =================== ===================                     ------------------

Total assets                                                                                                               305,956
                                                                                                                 ==================

Segments liabilities                        153,496              10,324               7,810                                171,630
                                  ================== =================== ===================                     ------------------

Total liabilities                                                                                                          171,630
                                                                                                                 ==================

Capital investments                           1,974                  47                 410
                                  ================== =================== ===================

Depreciation                                 22,278               1,978               1,800
                                  ================== =================== ===================


                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:-  OPERATING SEGMENTS DATA (CONT.)

                                                                    YEAR ENDED DECEMBER 31, 2002
                                  -------------------------------------------------------------------------------------------------
                                                          CONSUMER            TRI-WALL
                                      SHIPPING            PACKAGING       PACKAGING WOODEN
                                     CONTAINERS           PRODUCTS        PALLETS AND BOXES     ELIMINATIONS           TOTAL
                                  ------------------ ------------------- ------------------- ------------------- ------------------
                                                                 CONVENIENCE TRANSLATION INTO U.S. $
                                  -------------------------------------------------------------------------------------------------
                                                                           (IN THOUSANDS)
Revenues:
   Sales to external customers               54,018               6,474              12,145                   -             72,637
   Intersegmental sales                       2,061                 303                 707             (3,071)                  -
                                  ------------------ ------------------- ------------------- ------------------- ------------------

Total revenues                               56,079               6,777              12,852             (3,071)             72,637
                                  ================== =================== =================== =================== ==================

Segments operating income (loss)            (2,560)               (351)               1,177                                (1,734)
                                  ================== =================== ===================

Financial expenses                            (959)               (145)               (203)                                (1,307)
                                  ================== =================== ===================
Other expenses, net                                                                                                          (248)
Tax benefit                                                                                                                  1,275
Minority interest in losses of a
   subsidiary                                                                                                                  174
                                                                                                                 ------------------
Net loss                                                                                                                   (1,840)
                                                                                                                 ==================

Assets and liabilities:

Segments assets                              52,085               6,494               6,009                                 64,588
                                  ================== =================== ===================                     ------------------

Total assets                                                                                                                64,588
                                                                                                                 ==================

Segments liabilities                         32,404               2,179               1,649                                 36,232
                                  ================== =================== ===================                     ------------------

Total liabilities                                                                                                           36,232
                                                                                                                 ==================

Capital investments                             417                  10                  87
                                  ================== =================== ===================

Depreciation                                  4,703                 418                 380
                                  ================== =================== ===================

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:-  OPERATING SEGMENTS DATA (CONT.)

                                                                    YEAR ENDED DECEMBER 31, 2001
                                  -------------------------------------------------------------------------------------------------
                                                          CONSUMER            TRI-WALL
                                      SHIPPING            PACKAGING       PACKAGING WOODEN
                                     CONTAINERS           PRODUCTS        PALLETS AND BOXES     ELIMINATIONS           TOTAL
                                  ------------------ ------------------- ------------------- ------------------- ------------------
                                                                      ADJUSTED NIS IN THOUSANDS
                                  -------------------------------------------------------------------------------------------------
Revenues:
   Sales to external customers              258,408              30,724              67,590                   -            356,722
   Intersegmental sales                      13,906               3,930               2,771            (20,607)                  -
                                  ------------------ ------------------- ------------------- ------------------- ------------------

Total revenues                              272,314              34,654              70,361            (20,607)            356,722
                                  ================== =================== =================== =================== ==================

Segments operating income (loss)            (8,920)               (387)               5,406                                (3,901)
                                  ================== =================== ===================

Financial expenses                         (10,725)               (288)                (56)                               (11,069)
                                  ================== =================== ===================
Other income, net                                                                                                              155
Tax benefit                                                                                                                  5,673
Minority interest in losses of a
   subsidiary                                                                                                                  236
                                                                                                                 ------------------
                                                                                                                           (8,906)
Net loss
                                                                                                                 ==================

Assets and liabilities:

Segments assets                             260,295              29,728              31,624                                321,647
                                  ================== =================== ===================                     ------------------

Total assets                                                                                                               321,647
                                                                                                                 ==================

Segments liabilities                        158,103               4,739               8,565                                171,407
                                  ================== =================== ===================                     ------------------

Total liabilities                                                                                                          171,407
                                                                                                                 ==================

Capital investments                           9,439                 460                 890
                                  ================== =================== ===================

Depreciation                                 23,818               1,649    1,831
                                  ================== =================== ===================


                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20:-  OPERATING SEGMENTS DATA (CONT.)

                                                                     YEAR ENDED DECEMBER 31, 2000
                                   -------------------------------------------------------------------------------------------------
                                                           CONSUMER            TRI-WALL
                                       SHIPPING            PACKAGING       PACKAGING WOODEN
                                      CONTAINERS           PRODUCTS        PALLETS AND BOXES     ELIMINATIONS           TOTAL
                                   ------------------ ------------------- ------------------- ------------------- ------------------
                                                                       ADJUSTED NIS IN THOUSANDS
                                   -------------------------------------------------------------------------------------------------
Revenues:
   Sales to external customers               291,247              43,443              77,887                   -            412,577
   Intersegmental sales                       19,418                 697               3,505            (23,620)                  -
                                   ------------------ ------------------- ------------------- ------------------- ------------------

Total revenues                               310,665              44,140              81,392            (23,620)            412,577
                                   ================== =================== =================== =================== ==================

Segments operating income (loss)             (1,709)               1,173               9,386                                  8,850
                                   ================== =================== ===================

Financial (expenses) income                  (8,802)                  95                  45                                (8,662)
                                   ================== =================== ===================
Other income, net                                                                                                               750
Tax benefit                                                                                                                     643
Minority interest in earnings of a
   subsidiary                                                                                                                 (555)
                                                                                                                  ------------------

Net income                                                                                                                    1,026
                                                                                                                  ==================

Assets and liabilities:

Segments assets                              296,834              34,818              35,670                                367,322
                                   ================== =================== ===================                     ------------------

Total assets                                                                                                                367,322
                                                                                                                  ==================

Segments liabilities                         184,625               8,880               8,578                                202,083
                                   ================== =================== ===================                     ------------------

Total liabilities                                                                                                           202,083
                                                                                                                  ==================

Capital investments                           26,628                 561               1,785
                                   ================== =================== ===================

Depreciation                                  24,965               1,882               1,724
                                   ================== =================== ===================

           For each of the years ended December 31, 2000, 2001 and 2002 more than 95% of the Company's revenues were derived from customers located in Israel.

           All long-lived assets are located in Israel.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

           The consolidated financial statements of the Company conform to accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

           a.         Accrued severance pay, net:

                      According to Israeli GAAP, accrued severance pay is included in the balance sheet net of amounts funded, and income from earnings on amounts funded is netted from the severance pay expenses.

                      According to U.S. GAAP accrued severance pay is included in the balance sheets at the total liabilities amount and total amounts funded through provident fund and through insurance policies. Income from earnings on amounts funded is added to severance pay fund.

                      The effect of this difference on both income and equity is not material.

           b.         Effect of inflation:

                      The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying consolidated financial statements, as described in Note 2b. Such Israeli accounting principles measure the effects of price level changes in the inflationary nature of the Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As permitted by the United States Securities and Exchange Commission rules for Foreign Private Issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed and included in a reconciliation of Israeli accounting principles to U.S. accounting principles.

           c.         Treatment of deferred income taxes:

                      Under Israeli GAAP, companies reporting in adjusted NIS provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

                      Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into adjusted NIS.

                      Under Israeli GAAP, income taxes are not provided on the undistributed tax exempt profits of approved enterprise, where such profits have been reinvested and will not be distributed to the company shareholders.

                      Under U.S. GAAP, deferred income taxes should be provided on the undistributed tax exempt profits of domestic subsidiaries that arose in fiscal years beginning after December 15, 1992.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

                      Both Tri-Wall and C.D. Packaging have immaterial profits from Approved Enterprises, and therefore, in the reconciliation there is no effect from providing deferred income taxes on the undistributed tax exempt profits of an approved enterprise.

           d.         Proportionate consolidation:

                      Under Israeli GAAP, a jointly controlled entity is included in the Company's consolidated financial statements according to the proportionate consolidation method.

                      Under U.S. GAAP, investments in a jointly controlled entities are accounted for by the equity method. Proportionate consolidation is permitted by the Securities and Exchange Commission rules applicable for foreign private issuers.

           e.         Earnings per share:

                      According to Israeli GAAP (Opinion No. 55) the dilutive effect of options is included in the computation of basic net earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, and the discounted present value of the future proceeds derived from the exercise of such options.

                      According to U.S. GAAP basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

                      All outstanding stock options have been excluded from the calculation of the diluted net earnings per Ordinary share, because they are anti-dilutive for all periods presented. The total weighted average number of shares related to the options excluded from the calculations of diluted net earnings per share, was 54,000, 54,000 and 45,000 for the years ended December 31, 2000, 2001 and 2002. The net earnings per share according to U.S. GAAP is identical to the net earnings per NIS 1 par value of share according to Israeli GAAP for the years ended December 31, 2000, 2001 and 2002.

           f.         Base stock:

                      Pallets and spare parts are presented as base stock among property and equipment, while new purchases are charged as an expense. According to U.S. GAAP, such amounts should be capitalized and depreciated over the useful lives of the assets.

                      The effect of this difference on both income and equity is not material.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

           g.         Derivative financial instruments:

                      Under Israeli GAAP derivative financial instruments are accounted for according to the provisions prevailing under U.S. GAAP before the adoption of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133").

                      Under U.S. GAAP, Statement 133, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                      For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

                      The Company uses purchased call options to hedge the fair value of balance sheet accounts denominated in foreign currencies and indexed to the CPI, against changes in foreign exchange rates and changes in the CPI. Due to the short-term settlement period of the derivatives instruments, the difference between the intrinsic values as required under Israeli GAAP and the fair value as required under U.S. GAAP, is immaterial. Additionally the translation adjustment is immaterial.

           h.         Other expenses:

                      The Company included an amount of adjusted NIS 1,336 thousand in other income (expenses), which relates to consultation fee with respect to efficiency improvement of the Company's operations. Under US GAAP, these expenses should be included in the statements of operations as a part of operating income (loss).

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

           i.         Segment information:

                      According to Israeli GAAP, segment disclosures are provided in accordance with the guidance of Accounting Standard No. 11 regarding segment reporting.

                      According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, " Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which defines a business as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discreet financial information is available.

                      For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same two reportable segments.

           j.         Impact of recently issued accounting standards:

                      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.

                      It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee.

                      It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                                                  CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22:-  SUBSEQUENT EVENTS (UNAUDITED)

           On January 1, 2003, the Company signed a share purchase agreement, according to which the Company will purchase all issued and outstanding shares of Best Carton Ltd. (hereinafter "Best"), an Israeli company which is engaged in the manufacturing, marketing and the distribution of corrugated carton boxes, in consideration of 726,788 ordinary shares of the Company (consisting 27.9% of its share capital), which are to be issued to Best's shareholders.

           In addition, on that date, Tri-Wall signed a share purchase agreement according to which, Tri-Wall will purchase all, 522 thousand, ordinary shares of the Company (Carmel Systems) held by Ampal Enterprises Ltd., in consideration of $ 3,523 thousand ($ 6.75 per share).

           The shares purchased by Tri-Wall will not confer upon their holders the right to vote in the general meetings.

           The two transactions are contingent upon the approvals of:

           The Director of the Anti Trust Authority, Carmel's Board of Directors (was approved on January 1, 2003), Carmel's Shareholders and the Israel Union Bank Ltd. and Discount Bank Ltd. (Best's creditors).

           The closing date was scheduled for one month after the approval by the Director of the Anti Trust Authority.

           On May 29, 2003, the Director of the Anti Trust Authority has rejected the proposed transaction. The Company is currently assessing all actions available.

                                                 CARMEL CONTAINER SYSTEMS LTD.
                                                               AND SUBSIDIARIES
LIST OF INVESTEES
--------------------------------------------------------------------------------

                                                                                     PERCENTAGE OF
                                                                          -------------------------------------
                             NAME OF COMPANY                                  OWNERSHIP            CONTROL
                            ----------------------------------------      -----------------   -----------------
  a. Subsidiaries:
                             C.D. Packaging Systems Ltd.                          50                  50.1
                             Tri-Wall Containers (Israel) Ltd.                   100                 100
                             Solid Packaging Board Ltd. *)                        50                  50

  b. Inactive companies:
                             Plaro Container Systems (1989) Ltd.                 100                 100
                             Tri-Wall Pallets (1973) Ltd.                        100                 100



           *) Percentage of control represents the percentage of control of C.D. Packaging Systems Ltd. in its jointly controlled entity.




                              - - - - - - - - - - -

PRICEWATERHOUSECOOPERS
--------------------------------------------------------------------------------
                                                   KESSELMAN & KESSELMAN
                                                   Certified Public Accountants
                                                   1 Nathanson Street
                                                   Telephone +972-4-8605000
                                                   Facsimile +972-4-8605001


                                AUDITORS' REPORT

                             To the shareholders of

                           C.D. PACKAGING SYSTEMS LTD.


We have audited the financial statements of C.D. Packaging Systems Ltd. (hereafter - the Company) and the consolidated financial statements of the Company and its proportionately consolidated subsidiary: balance sheets as of December 31, 2002 and 2001 and statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2002 and 2001 and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted ("GAAP") in Israel (as applicable to these financial statements Israeli GAAP and U.S. GAAP are practically identical in all material respects). Also, in our opinion, except for failure to meet the requirements of the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996, as explained in note 11, and except for the exclusion of certain specifications, as explained in that note, the abovementioned financial statements have been prepared in accordance with the Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the aforementioned financial statements are presented in values adjusted to reflect the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Haifa,
March 3, 2003

THE FOLLOWING IS A COPY OF THE PREVIOUSLY ISSUED INDEPENDENT PUBLIC ACCOUNTANT'S REPORT OF ARTHUR ANDERSEN. THIS REPORT WAS ISSUED ON JANUARY 28, 2002. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN.


                            [Letterhead of Andersen]
                              [Luboshitz Kasierer]


                      AUDITORS' REPORT TO THE SHAREHOLDERS


                                       OF


                        TRI-WALL CONTAINERS (ISRAEL) LTD.


We have audited the accompanying balance sheets of TRI WALL CONTAINERS (ISRAEL) LTD. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Israel.

As described in Note 2A, the financial statements referred to above have been prepared in values adjusted for changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


                                            /s/ Luboshitz Kasierer
                                            ----------------------------------
                                            Luboshitz Kasierer
                                            Certified Public Accountants (Isr.)
Tel-Aviv.January 28, 2002

                                  EXHIBIT INDEX


EXHIBIT
  NO.            DESCRIPTION
-------          --------------------------------------------------------------
  1.1            Memorandum of Association*

  1.2            Articles of Association*

  4.1            Carmel Container Systems Ltd. 1999 Senior Employee Stock
                 Option Plan **

  8              Subsidiaries of Carmel Container Systems Ltd.***

 12.1            Consent of Kost, Forer & Gabbay****

 12.2            Certification Pursuant to 18 U.S.C.ss.1350

 12.3            Certification Pursuant to 18 U.S.C.ss.1350



---------------------------

* Incorporated herein by reference to our Registration Statement on Form F-1 (Registration No. 3308150).

** Incorporated herein by reference to our Registration Statement of Form S-8 (Registration No. 333-10002).

*** Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.

****       Filed herewith.