Form 20-F
period 2003-12-31
CARMEL CONTAINER SYSTEMS LTD
filed 2004-06-28
CIK 799210

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2003
                                   -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM __________ TO __________

                          COMMISSION FILE NUMBER 1-9274

                         CARMEL CONTAINER SYSTEMS, LTD.
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                                     Israel
                  ---------------------------------------------
                 (Jurisdiction of incorporation or organization)

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

             2,520,000 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

        (119,813 of these shares are held by a subsidiary of the issuer)

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


                                                        [ ] Item 17  [X] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                       [ ] Yes [ ]  No [X]  N/A

                                  INTRODUCTION

           We design and manufacture paper-based packaging and related products. We manufacture a varied line of products, including corrugated shipping containers, moisture-resistant packaging, consumer packaging, triple-wall packaging and wooden pallets and boxes. We were incorporated in 1983 under the laws of the State of Israel. In 1986, we completed the initial public offering of our ordinary shares, which are traded on the American Stock Exchange under the symbol "KML."

           Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3. Key Information - D. Risk Factors" and elsewhere in this annual report.

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

           Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with accounting principles generally accepted in Israel, or Israeli GAAP. All references in this annual report to dollars or "$" are to U.S. dollars. In accordance with Israeli GAAP, all financial information presented in this annual report in NIS is presented in adjusted NIS, together with a convenience translation of the adjusted amounts to dollars. The representative exchange rate between the NIS and the dollar, as published by the Bank of Israel for December 31, 2003, was NIS 4.379 per $1.00.

           As used in this annual report, the terms "we," "us," "our" and "our company" mean Carmel Container Systems, Ltd. and its subsidiaries, unless otherwise indicated.

                                TABLE OF CONTENTS


                                                                                                                               PAGE


ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................................... 1

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE..................................................................... 1

ITEM 3.              KEY INFORMATION............................................................................................. 1

ITEM 4.              INFORMATION ON OUR COMPANY.................................................................................. 5

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................................... 13

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................................................................. 23

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................................... 32

ITEM 8.              FINANCIAL INFORMATION...................................................................................... 34

ITEM 9.              THE OFFER AND LISTING...................................................................................... 35

ITEM 10.             ADDITIONAL INFORMATION..................................................................................... 37

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK................................................. 51

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..................................................... 51

PART II              ........................................................................................................... 51

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............................................................ 51

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................... 51

ITEM 15.             CONTROLS AND PROCEDURES.................................................................................... 52

ITEM 16.             (Reserved)................................................................................................. 52

PART III             ........................................................................................................... 53

ITEM 17.             FINANCIAL STATEMENTS....................................................................................... 53

ITEM 18.             FINANCIAL STATEMENTS....................................................................................... 54

ITEM 19.             EXHIBITS................................................................................................... 54

NOTE 1: -            GENERAL.................................................................................................... 10

NOTE 2: -            SIGNIFICANT ACCOUNTING POLICIES............................................................................ 10

NOTE 3: -            TRADE RECEIVABLES.......................................................................................... 20

NOTE 4: -            OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES............................................................. 21

NOTE 5: -            INVENTORIES................................................................................................ 21


                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                                               PAGE


NOTE 6: -            PROPERTY AND EQUIPMENT, NET................................................................................ 22

NOTE 7: -            LEASES..................................................................................................... 23

NOTE 8: -            SHORT-TERM CREDIT FROM BANKS AND OTHERS.................................................................... 23

NOTE 9: -            TRADE PAYABLES............................................................................................. 24

NOTE 10: -           OTHER ACCOUNTS PAYABLE  AND ACCRUED EXPENSES............................................................... 24

NOTE 11: -           LONG-TERM LOANS FROM BANKS AND OTHERS AND CAPITAL LEASE OBLIGATIONS........................................ 25

NOTE 12: -           ACCRUED SEVERANCE PAY, NET................................................................................. 27

NOTE 13: -           CONTINGENT LIABILITIES AND COMMITMENTS..................................................................... 28

NOTE 14: -           CHARGES (ASSETS PLEDGED) AND GUARANTEES.................................................................... 29

NOTE 15: -           SHARE CAPITAL.............................................................................................. 30

NOTE 16: -           INCOME TAXES............................................................................................... 31

NOTE 17: -           LINKAGE TERMS OF MONETARY BALANCES......................................................................... 37

NOTE 18: -           TRANSACTIONS AND BALANCES WITH RELATED PARTIES............................................................. 39

NOTE 19: -           SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS.................................................. 41

NOTE 20: -           OPERATING SEGMENTS DATA.................................................................................... 43

NOTE 21: -           DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES..................... 47


                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.

ITEM 3.    KEY INFORMATION

A.         SELECTED FINANCIAL DATA.

           The selected consolidated statement of income data set forth below with respect to the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements that have been prepared in accordance with Israeli GAAP, which differs in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. See Note 21 to the consolidated financial statements for the differences between U.S. GAAP and Israeli GAAP, as applicable to the Company. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" contained herein, the consolidated financial statements which have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent auditors, and the notes to those statements included elsewhere in this document.

                      Selected Consolidated Financial Data
                      ------------------------------------

                                 Adjusted NIS (1)
                      (In thousands, except per share data)
                             Year Ended December 31,

                                                       -----------------------------------------------------------------------------
                                                                                                                           ($U.S.)
                                                           1999          2000          2001         2002         2003        2003
                                                        ---------     ---------     ---------    ---------    ---------   ---------
INCOME STATEMENT DATA:
Revenues from sales, net..........................       418,965       405,050       350,031      337,633      349,968      79,920
Cost of sales.....................................       346,644       350,878       316,328      311,238      314,305      71,776
Gross profit......................................        72,321        54,171        33,703       26,395       35,663       8,144
Selling, general and administrative expenses......        40,437        45,483        37,531       34,447       35,085       8,012


--------------------
(1)  We maintain our accounting records in nominal NIS. All amounts are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in
     December 2003, according to the Israeli Consumer Price Index, or CPI, published on January 15, 2004. See note 2 (b) to consolidated financial statements.

                                                                                                                           ($U.S.)
                                                       -----------------------------------------------------------------------------
                                                           1999          2000          2001         2002         2003        2003
                                                        ---------     ---------     ---------    ---------    ---------   ---------
Operating income (loss)...........................        31,884         8,689        (3,828)      (8,052)         578         132
Financial expenses, net...........................        11,641         8,504        10,862        6,078        5,159       1,178
Other income (expenses), net......................            47           736           152       (1,155)          94          22
Income (loss) before taxes on income..............        20,290           921       (14,538)     (15,285)      (4,487)     (1,024)
Taxes on income (tax benefit).....................         7,324          (631)       (5,567)      (5,926)      (2,578)       (589)
Minority interest in losses (earnings) of a
subsidiary........................................          (230)         (545)          232          807           66          15
Net income (loss) for the year....................        12,736         1,007        (8,739)      (8,552)      (1,843)       (420)
Basic earnings (loss) per share...................          5.08          0.40         (3.64)       (3.56)       (0.77)      (0.18)
Weighted average number of shares outstanding.....         2,509         2,491         2,400        2,400        2,400       2,400

BALANCE SHEET DATA:
Working capital...................................        50,235        67,683        57,915       41,795       53,095      12,128
Total assets......................................       389,580       361,224       316,427      300,806      287,346      65,621
Long-term debt, including current maturities......        93,401        91,057        84,694       67,637       54,937      12,546
Shareholders' equity..............................       133,766       130,813       122,069      113,454      111,611      25,490


           The following table sets forth, for the periods and dates indicated, certain information with respect to the exchange rate between the NIS and the dollar, based on the exchange rate published by the Bank of Israel for the periods indicated:

                                      NIS PER DOLLAR
                                      --------------

             CALENDAR
               YEAR        AVERAGE(1)     HIGH           LOW       DECEMBER 31,
             -------------------------------------------------------------------
               1999          4.1340       4.2760        4.0340        4.1530
               2000          4.0745       4.1980        3.9670        4.0410
               2001          4.2050       4.4160        4.0410        4.4160
               2002          4.7490       4.9940        4.4370        4.7370
               2003          4.5483       4.9240        4.2830        4.3790

         (1) Based on the average exchange rate between the NIS and the dollar each month during the period.


           The following table sets forth, for the periods indicated, the high and low exchange rates for NIS to dollars. These exchange rates are high and low exchange rates, as quoted by the Bank of Israel, for each month during the applicable period:

                              NIS PER DOLLAR
                              --------------
 MONTH/YEAR              HIGH                LOW
 ----------              ----                ---

December 2003           4.441               4.352
January 2004            4.483               4.371
February 2004           4.493               4.437
March 2004              4.535               4.483
April 2004              4.599               4.515
May 2004                4.634               4.555

B.         CAPITALIZATION AND INDEBTEDNESS.

           Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS.

           Not applicable.

D.         RISK FACTORS.

           OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED DUE TO ANY OF THE FOLLOWING RISKS, AMONG OTHERS. IF WE DO NOT SUCCESSFULLY ADDRESS THE RISKS TO WHICH WE ARE SUBJECT, WE COULD EXPERIENCE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AND OUR SHARE PRICE MAY DECLINE. WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY ADDRESS ANY OF THESE RISKS.

           WE INCURRED A NET LOSS IN THE YEAR ENDED DECEMBER 31, 2003. WE MAY NOT BE ABLE TO RETURN TO PROFITABILITY IN THE NEAR FUTURE.

           We reported a net loss of NIS 1.8 million ($0.4 million) for the year 2003. If our volume of sales and the prices at which we sell our products do not increase, or if our expenses increase at a greater pace than our revenues, we will not return to profitability. Even if we return to profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

           OUR MARKETS ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

           We compete directly with a number of manufacturers of paper-based packaging products. Increased competition, direct or indirect, has adversely affected, and could adversely affect, our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure you that we will be able to compete successfully against existing or new competitors as the market for our products evolves. Moreover, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete. In addition, we cannot assure you that our customers will not seek to manufacture their products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on Our Company - B. Business Overview - Competition."

           WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

           The principal raw materials used in the manufacture of our products, kraftliner paper and recycled paper, are purchased in highly competitive, price-sensitive markets. These raw materials have historically exhibited price and demand cycles. The supply and price of kraftliner paper in particular is dependent upon a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather.

           WE MAY BE ADVERSELY AFFECTED IF THE RATE OF DEVALUATION OF THE NIS AGAINST THE DOLLAR EXCEEDS THE RATE OF INFLATION IN ISRAEL.

           While sales and payments for our products are made in NIS, we incur a significant portion of our expenses in dollars. As a result, we are exposed to the risk that the rate of devaluation of the NIS in relation to the dollar will exceed the rate of inflation in Israel. In the years 2001 and 2002, and in the three month period ending March 31, 2004, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (contrary to the circumstances in the years 1999, 2000 and 2003). We cannot predict any future trends. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources -Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets."

           WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

           We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant escalation in violence between Israel and the Palestinians. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, as of June 2004, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

           All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 5. Operating and Financial Review and Prospects -
B. Liquidity and Capital Resources - Political Conditions."

ITEM 4.    INFORMATION ON OUR COMPANY

A.         HISTORY AND DEVELOPMENT OF OUR COMPANY.

           In January 1983, Carmel-Plaro Ltd., a private holding company, was organized under the laws of the State of Israel following the merger of Carmel Container Ltd. and Plaro Industries Ltd. In September 1986, Carmel-Plaro Ltd. merged with its two wholly-owned subsidiaries to form Carmel Container Systems, Ltd. In October 1986, we completed the initial public offering of our ordinary shares, NIS 1.0 par value per share, which are traded on the American Stock Exchange under the symbol "KML."

           Our registered office in Israel is located at 2 Chalamish Street, Caesarea Industrial Park 38900, Israel, and our telephone number is 972-4-623-9350.

B.         BUSINESS OVERVIEW.

GENERAL

           We are a leading Israeli designer and manufacturer of paper-based packaging and related products. We manufacture a varied line of products, including corrugated shipping containers, moisture-resistant packaging, consumer packaging, triple-wall packaging and wooden pallets and boxes. Our subsidiaries are: C.D. Packaging Systems Ltd. ("C.D."), a leading manufacturer of corrugated board-based and other consumer packaging in Israel, and Tri-Wall Containers (Israel) Limited ("Tri-Wall"), a manufacturer of heavy duty and bulk packaging made of triple-wall corrugated board and of wooden pallets and boxes for agricultural exports and other uses. In December 1995, C.D., together with Kappa Packaging International BV ("KPI"), a Dutch company, formed Solid Packaging Board Ltd. ("Solid") which marketed products manufactured by C.D. using the expertise and materials supplied by KPI. In December 2003, the operations of Solid were transferred to C.D. and Solid became inactive. Prior to November 24, 2003, the financial statements of Solid were consolidated into C.D.'s financial statements in accordance with the proportionate consolidation method. As of December 31, 2003, the financial statements of Solid were fully consolidated with C.D.'s financial statements.

           Most of our products are made from corrugated board that we produce. We manufacture additional products made from duplex carton and wood. See "- Sources of Raw Materials." In 2003, we sold approximately 76,788 metric tons of paper-based corrugated packaging, compared to approximately 73,800 metric tons in 2002. One metric ton equals approximately 2,205 pounds.

           Our products are marketed to a wide variety of customers in Israel for diverse uses. Our sales to Israeli exporters amounted to approximately 10.8% and 11.7% of total sales in 2003 and 2002, respectively. The decline in sales to Israeli exporters in 2003 resulted from the overall decline in citrus exports from Israel.

SHIPPING CONTAINERS

           We manufacture and market a broad range of shipping containers utilizing corrugated board that we produce. We operate two plants in Israel: a plant in Caesarea and a plant in Carmiel. See "- D. Property, Plants and Equipment."

           Corrugated board containers conserve shipping and storage space because they are delivered knocked-down, unitized and can be adapted to modern material handling systems. Sales of corrugated board containers in 2003 were NIS
276.7 million ($63.2 million), compared to NIS 260.7 million in 2002. Revenues from sales of corrugated board and corrugated board containers in 2003 increased by 6% as compared to 2002 due to increased sales and higher selling prices.

AUTOMATIC PACKAGING SYSTEMS

           Our modern manufacturing process utilizes fully automated, box-making machinery that allows the corrugated trays to be created within our customers' own production facilities or in our regional facilities. The machinery utilized in this manufacturing process is imported from various manufacturers for our own use as well as for the use of our customers.

PAPER-BASED CONSUMER PACKAGING

           Through C.D., we manufacture and market folding cartons and Micro-Fine corrugated board packaging, formerly known as E Flute, for use as packaging by manufacturers of consumer products. Sales of consumer packaging products in 2003 amounted to NIS 33.7 million ($7.7 million) (approximately 9.6% of our consolidated sales), compared to NIS 31.5 million (approximately 9.3% of our consolidated sales) in 2002.

OUR SUBSIDIARIES

C.D. PACKAGING SYSTEMS LTD.

           C.D. is a leading Israeli manufacturer of the Micro-Fine brand of fine corrugated board, the primary type of corrugated board used in consumer packaging. C.D. has developed an extensive range of graphics and printing techniques. Many of its Micro-Fine products are made with pre-printed litho-laminated sheets. This has enabled C.D. to respond to increased demand for easy-to-handle, sophisticated, promotional packaging containers, which are used partially for the export of consumer goods.

           C.D. was established in 1986 pursuant to a joint venture agreement between us and American Israeli Paper Mills Ltd., ("AIPM"), which since August 1992 has been one of our principal shareholders (see "Item 7. Major Shareholders and Related Party Transactions"). We control 50.1% of C.D., and AIPM controls the remaining 49.9% of C.D.'s shares. C.D. was established for the purpose of consolidating our paper-based consumer packaging operations with those of AIPM. Other than the production of Micro-Fine boards, all of our paper-based consumer packaging activity is conducted by C.D., which operates a state-of-the-art facility in Migdal Haemek, Israel.

           Pursuant to the joint venture agreement between us and AIPM, C.D. must purchase, and we must supply, all of C.D.'s requirements for Micro-Fine board at prices acceptable to both parties, subject to certain limitations. We continue to sell Micro-Fine board to various customers in addition to C.D., and C.D. purchases raw materials from other suppliers. In 2003, C.D. purchased approximately 903 metric tons of Micro-Fine board from us for an aggregate sum of NIS 3.1 million ($0.7 million), compared to 830 metric tons of Micro-Fine board that they purchased from us in 2002 for an aggregate sum of NIS 3.3 million.

           In December 1992, C.D. was granted approved enterprise status pursuant to the Israeli Law for the Encouragement of Capital Investments (1959), or the Investment Law, with respect to its expansion program at its manufacturing facility. The program related to the acquisition of equipment utilized in the manufacture of C.D.'s board packaging in an aggregate amount of approximately $4.4 million, 38% of which was to be funded by a state grant. In 1997, C.D. completed its expansion program following the installation of new equipment costing approximately $4.3 million, of which approximately $1.7 million was funded by a state grant.

           In December 1999, C.D. submitted the approved enterprise final report to the Investment Center of the Ministry of Industry and Commerce of Israel, or the Investment Center. In October 2001, the head of the audit department in the Investment Center informed C.D. that he may recommend that the Investment Center cancel the approval that was granted in 1992 because of C.D.'s non-compliance with the terms and conditions required by the approval. On December 8, 2002, the Investment Center retroactively cancelled the 1992 approval granting C.D. approved enterprise status. As a result C.D. is required to refund certain investment grants in the amount of $400,000 which are to be paid in 36 equal monthly installments commencing August 2002. Further, C.D. has committed to continue to employ a fixed number of employees, as determined by the Investment Center, until July 2005.

           In December 1995, C.D., together with KPI, formed Solid Packaging Board Ltd., a company that markets products manufactured by C.D. using the expertise and materials supplied by KPI. KPI's sales in 2003 totaled approximately NIS 1.04 million ($240,000), compared to sales of NIS 1.3 million in 2003. In December 2003, the operations of Solid were transferred to C.D. and Solid became inactive. Prior to November 24, 2003, the financial statements of Solid were consolidated into C.D.'s financial statements in accordance with the proportionate consolidation method. As of December 31, 2003, the financial statements of Solid were fully consolidated with C.D.'s financial statements.

TRIPLE-WALL PACKAGING AND WOODEN PALLETS AND BOXES

           Tri-Wall, our wholly-owned subsidiary, is a leading Israeli manufacturer of heavy duty and bulk packaging made of triple-wall corrugated board and of wooden pallets and boxes for agricultural exports and other uses. Tri-Wall manufactures triple-wall packaging in its Netanya, Israel plant. The wooden pallets and boxes are manufactured in Tri-Wall's plant in Netivot, Israel. Tri-Wall's sales in 2003 were NIS 52.8 million ($12.0 million) (approximately 15.1% of our consolidated sales), compared to NIS 59.7 million (approximately 17.7% of our consolidated sales) in 2002. We manufacture the triple-wall board utilized by Tri-Wall and sell the board to Tri-Wall at current market rates. In 2003, Tri-Wall purchased 1,710 tons of triple-wall board from us at an aggregate sum of NIS 6.0 million ($1.4 million), compared to the 1,720 tons of triple-wall board purchased by Tri-Wall at an aggregate sum of NIS 6.8 million in 2002.

           In May 1991, pursuant to the Investment Law, Tri-Wall was granted approved enterprise status with respect to an expansion program at its manufacturing facility in Netivot, Israel. The cost of the program was an aggregate amount of approximately $550,000. In 1995, Tri-Wall invested approximately $461,000 and received approximately $175,000 of state grants with respect to such approved enterprise. In February 1997, Tri-Wall received approval for an investment of $576,000 to be used for further expansion, of which 34% ($195,840) is to be funded by the Government of Israel in the form of grants. As of December 31, 2000, Tri-Wall invested approximately NIS 2.1 million ($474,000) with respect to such approved enterprise, of which NIS 663,000 ($150,000) was funded by a state grant. Tri-Wall did not invest with respect to such approved enterprise in the years ended December 31, 2001, 2002 and 2003.

           We provide certain management services and license certain technology relating to the manufacture of triple-wall corrugated board to Tri-Wall. In 2003, Tri-Wall paid us management fees and royalties amounting to approximately NIS 2.1 million ($480,000), compared to NIS 2.3 million in 2002.

SALES AND MARKETING

           We sell our shipping containers directly to customers in Israel principally through the efforts of our management, in-house sales force and agents. C.D. and Tri-wall market their products directly to customers as well.

           Our products are sold to over 500 customers in Israel. In 2003, approximately 70 of our customers accounted for approximately 80% of our net sales, in the aggregate. In 2003, we sold approximately 76,768 metric tons of paper-based corrugated packaging, compared to approximately 73,800 metric tons in 2002, an increase of 4.0% as compared to 2002.

           Packaging for exported agricultural products constitutes a significant portion of our sales. Total sales of containers for export decreased by approximately 4% in 2003, as compared to 2002. This decrease was primarily caused by a 8% decrease in sales of containers used for the export of citrus fruit, as compared to 2002. Sales to Tri-Wall of containers used for the export of hi-tech products and the sale of containers for non-citrus agricultural exports remained the same as in 2002. Sales of containers to be used for domestic agricultural products increased by approximately 2% compared to 2002. In 2003, sales of containers for use in the food industry increased by 6% compared to 2002. Sales of containers for the beverage industry increased by 7% in 2003, compared to 2002. Sales of containers for other industries increased by 10% in 2003, compared to 2002. Sales of boards for miscellaneous use increased by 2%, compared to 2002. In 2003, the average price of our products increased by 2%, compared to 2002. This increase was the result of improvements in quality, delivery times, product mix and customer service.

SEASONALITY

           Some of our containers are used to transport agricultural products, including citrus fruits. As a result, sales of some of our products are influenced by the agricultural harvest in Israel, which occurs in autumn and winter.

SOURCES OF RAW MATERIALS

           Our principal raw material is paper, mainly kraft linerboard, semi-chemical paper and recycled paper. In 2003, we purchased approximately 48% of our paper supplies, in terms of value, from domestic suppliers in Israel and imported 52% of our paper supplies. Of our imported paper supply, 15% is imported from the United States and 37% is imported from Europe and other countries. In 2003, we purchased all of our domestic paper supply from AIPM, and 22% of our imported paper supply, in terms of value, from International Forest Products Corporation (see "Item 7. Major Shareholders and Related Party Transactions"). We obtain our supply of recycled paper from Israeli sources and all other types of paper from import sources.

           Prices of imported paper were stable through 1998 and until the end of the third quarter of 1999. Prices increased slightly in the fourth quarter of 1999 and continued to increase until the third quarter of 2000. Prices began to decrease in the fourth quarter of 2000 and continued to decrease through 2001 and the first quarter of 2002. Prices stabilized in the second quarter of 2002 and remained stable through the third quarter of 2002. In the fourth quarter of 2002, prices began to increase and continued to increase through the first quarter of 2003. Prices began to decrease in the second quarter of 2003 and remained stable throughout 2003. Prices decreased in the first quarter of 2004.

           Prices of recycled domestic paper were stable in 1999 and through the third quarter of 2000, but slightly decreased in the fourth quarter of 2000, throughout the year 2001 and in the first quarter of 2002. Prices stabilized in the second quarter of 2002 through the fourth quarter of 2002. Prices began to decrease slightly in the first quarter of 2003 and remained stable throughout 2003. Prices increased substantially in the first and second quarter of 2004.

           The raw materials that we require for the manufacture of our other products are readily available both from Israeli producers and from import sources.

COMPETITION

           In addition to our company, there are three manufacturers of corrugated board and corrugated board shipping containers in Israel. Our strongest competitor in the manufacture and marketing of corrugated board and corrugated board shipping containers is Cargal Ltd. ("Cargal").

           We estimate that in 2003, we and Cargal accounted for approximately 30% and 26%, respectively, of the total Israeli market for corrugated board and corrugated board shipping containers. We, Cargal and a third company, I.M.A. Itzur Mutzarei Ariza, collectively, manufacture approximately 77% of the corrugated board packaging in Israel. Our competitive strategy is based principally on customer service and the diversity of our products. The fourth manufacturer of corrugated board and containers in Israel is Best Carton Ltd., which entered the market in 1998. The entry of Best Carton Ltd., which manufactures approximately 18% of the corrugated board packaging in Israel, has contributed to the erosion of prices in the market, particularly in the market for packaging agricultural goods. See "Item 10. Additional Information - C. Material Contracts." During the year 2003 we experienced competition from Turkish importers of packaging products for agricultural goods. Imported packaging products from Turkey are significantly cheaper than domestic products and accounted for approximately 3% of the total Israeli market. The entry of imported packaging products from Turkey in 2001 significantly contributed to the decrease of prices in the market.

           We, through C.D., are the leading manufacturer of corrugated board-based consumer packaging in Israel. There are four major manufacturers of corrugated board-based consumer packaging in Israel, including C.D., as well as a number of smaller manufacturers. Of the four major Israeli producers of corrugated board packaging, we are the only producer of consumer packaging. We compete in the consumer packaging field with three other companies, as well as with direct and indirect imports amounting to approximately 17% of the market.

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

C.         ORGANIZATIONAL STRUCTURE.

           The following is a list of our subsidiaries and our percentage ownership:

   Name of Company                               Percentage of Ownership
   ---------------                               -----------------------


(Operating Subsidiaries)
Tri-Wall Containers (Israel) Ltd.                      100
C.D. Packaging Systems Ltd.                             50 (2)
Solid Packaging Board Ltd. (3)                          50

(Inactive Subsidiaries)

Plaro Container Systems (1989) Ltd.                    100
Tri-Wall Pallets (1973) Ltd.                           100


D.         PROPERTY, PLANTS AND EQUIPMENT.

           Our Caesarea plant began partial-capacity operations at the end of 1996 and became fully operational in 1997. The plant consists of approximately 377,000 square feet and is leased through our wholly-owned subsidiary, Plaro Container Systems (1989) Ltd. ("Plaro"). Plaro entered into a 20-year lease agreement that commenced in June 1996 with Gev-Yam High-Tech Ltd. ("Gev Yam"), for the lease of approximately 935,000 square feet of land (the "Site"), on which Gev Yam built the plant. We installed newly-purchased equipment and relocated equipment from our Tirat HaCarmel and Holon facilities. In 2003, we paid NIS 9.2 million ($2.1 million) in rent with respect to the Site.

           Plaro provided guarantees to Gev Yam in the aggregate of $4.0 million from AIPM, Ampal Enterprises Ltd. ("AMPAL") and Rand-Whitney Group LLC (a wholly-owned subsidiary of Kraft Group LLC), our principal shareholders. See "Item 7. Major Shareholders and Related Party Transactions." In addition, Plaro entered into a management agreement with Caesarea Edmond Benjamin de Rothschild Development Company Ltd., the original owner and lessor of the Site, pursuant to which Plaro is required to pay various municipal charges. Pursuant to an option agreement between Plaro and Gev Yam, dated May 25, 1994, Plaro was granted an option to buy the Site commencing as of the 13th year of the lease, at a price to be determined by an independent appraiser in accordance with a mechanism set forth in such option agreement.


--------------------
(2) As a result of our joint venture agreement with AIPM, we control 50.1% of C.D. Packaging Systems Ltd.

(3) C.D. Packaging Systems Ltd. holds 50% of Solid Packaging Board Ltd.'s equity interests. Solid ceased its activities by November 24, 2003.

           We lease a building in Carmiel, with an area of approximately 85,700 square feet, pursuant to a lease that commenced in June 1994. Since 1994, we expanded the plant at a cost of approximately $730,000, which was paid by the landlord. Following the above-mentioned expansion of the plant, the lease agreement was extended until May 31, 2007. The annual rent for our Carmiel facility in 2003 was NIS 937,000 ($214,000). This facility principally produces Micro-Fine boards for consumer packaging as well as other corrugated board products. In June 1998, we began to lease 13,000 square feet of storage in a nearby building, and in May 2000, we began to lease an additional 7,300 square feet of storage in this same building. Recently, we amended the two lease agreements in order to synchronize the agreement terms and options. The term for both agreements terminated on June 30, 2003, and we renewed for two additional years. We intend to renew both agreements for a term of at least one year. The annual rent for the two additional leases, which is linked to the Israeli consumer price index, or CPI, amounted in 2003 to NIS 268,000 ($61,000).

           C.D. leases approximately 81,000 square feet of industrial building space in Migdal Haemek near Haifa. The lease expired in January 2004, and we extended it on the same terms until December 2006. In 2003, the annual rent payment for C.D.'s Migdal Haemek facility, which is linked to the dollar and the CPI, was approximately NIS 1.3 million ($297,000).

           Tri-Wall owns land (with an area of approximately 53,000 square feet) and an industrial building (with an area of approximately 30,000 square feet) located in Netanya's industrial area. Tri-Wall entered into an agreement with an unaffiliated third party to lease a portion of the Netanya facility for a term of three years beginning June 1, 1999 at an annual rent of $78,000. This lease was amended in 2000 to include the entire Netanya Facility. In 2002, the total income generated from this lease amounted to NIS 474,000 ($108,000). Tri-Wall has extended the term of this lease until 2004.

           Tri-Wall also owns land and an industrial building in Netivot, where Tri-Wall's wooden pallet and box manufacturing facility is located. The area of the plot is approximately 160,000 square feet.

           Tri-Wall's container manufacturing plant consists of approximately 56,000 square feet on a plot of approximately 135,000 square feet. This plant is located in a facility in Netanya which Tri-Wall sub-leased from Rav Kol-Bo Tagar (Wechselman) Ltd. The term of the sub-lease expired in November 1997. Tri-Wall has not entered into any formal agreement to extend the sub-lease, but continues to make monthly payments in accordance with the terms set forth in the expired sub-lease agreement. The annual rent reserved by Tri-Wall for this plant in 2003 was approximately NIS 1.0 million ($230,000).

           In 2003, Tri-Wall was notified by the municipality of Netanya of the municipality's intention to expropriate, without consideration, approximately 24,000 square feet of the property on which Tri-Wall's factory is situated in order to construct a public road. See "Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings."

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS.

CERTAIN CRITICAL ACCOUNTING POLICIES

           Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in Israel which differ in certain respects from generally accepted accounting principles in the United States (See Note 21 to the consolidated financial statements). For additional information regarding our significant accounting principles see Note 2 to our consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

           We maintain our accounts and present our financial statements in NIS adjusted for changes in the general purchasing power of the Israeli currency. In accordance with Israeli GAAP, all financial information presented in this annual report in NIS is presented in adjusted NIS. This presentation permits the financial information to be set forth in constant terms as measured by changes in the CPI with a convenience translation of the adjusted amounts to dollars. See note 2(b) to consolidated financial statements. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

           In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in Israel and in the United States and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with the Audit Committee.

           Our management believes the significant accounting policies which affect management's more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts, inventory valuation, impairment of long-lived assets and deferred income taxes.

REVENUE RECOGNITION

           We derive our revenue primarily from one source: product revenues. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable; no further obligations exist and collectibility is probable.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

           We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which is included in bad debt expense. We determine the adequacy of this allowance by regularly reviewing the complexion of our accounts receivable aging and evaluating individual customer receivables, considering customers' financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

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

INVENTORY VALUATION

           At each balance sheet date, we evaluate our inventory balance for obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

IMPAIRMENT OF LONG-LIVED ASSETS

           Our long-lived assets include property, plant and equipment. In assessing potential impairment of these assets, we consider this factor and other pertinent information. We record an asset impairment charge when we believe that the asset has experienced a decline in value that is other than temporary.

           In assessing the recoverability of our property and equipment and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

           In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.

DEFERRED INCOME TAXES

           We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards. Significant management judgment is required in determining our provision for income taxes. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

EFFECTS OF NEW ACCOUNTING STANDARDS ON OUR FINANCIAL STATEMENTS

           In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004. According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003 will serve as the starting point for nominal financial reporting beginning January 1, 2004.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

SALES

           Our consolidated sales in 2003 were NIS 349.9 million, ($79.9 million), as compared to NIS 337.6 million for 2002. The increase in sales in 2003, as compared to 2002, reflected a quantitative increase in the amount of goods sold, with a slight increase in selling prices.

COST OF SALES

           Cost of sales in 2003 amounted to NIS 314.3 million ($71.8 million), compared to NIS 311.2 million in 2002. The cost of sales percentage was 89.8% of sales in 2003, compared to 92.1% of sales in 2002. This decrease in the cost of sales percentage resulted primarily from a reduction in our cost of materials and a decrease in depreciation expenses due to certain assets which have been fully depreciated.

GROSS PROFIT

           Gross profit for 2003 was NIS 35.7 million, ($8.1 million), representing 10.2% of sales, as compared to NIS 26.4 million, representing 7.9% of sales, for 2002. The increase in gross profit resulted from the slight decrease in prices of raw materials during 2002 and a slight improvement in selling prices, combined with a quantitative growth in the sales volume.

SELLING EXPENSES

           Selling expenses in 2003 totaled NIS 17.3 million ($4.0 million), compared to NIS 16.8 million in 2002. This increase in selling expenses resulted primarily from an increase in salary and transportation expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

           General and administrative expenses in 2003 were NIS 17.8 million ($4.1 million), or 5.1% of sales, compared to NIS 17.7 million in 2002, representing 5.2% of sales in 2002.

OPERATING INCOME (LOSS)

           Operating income before financial expenses was NIS 0.6 million ($0.1 million) for 2003, as compared to operating loss before financial expenses of NIS 8.1 million for 2002.

FINANCIAL EXPENSES

           Financial expenses for 2003 were NIS 5.2 million ($1.1 million), representing 1.5% of sales, as compared to NIS 6.1 million, representing 1.8% of sales, for 2002.

           The decrease in actual financial expenses in 2003, as compared to 2002, resulted from the decrease in financial liabilities to banks during 2003, as compared to 2002, and the decrease in actual interest as the result of the ratio between the rate of inflation and the rate of devaluation of the NIS against the U.S. dollar, as compared to this ratio in 2002.

OTHER INCOME (EXPENSES)

           Other income for 2003 was NIS 0.1 million as compared to net expenses of NIS 1.2 million in 2002. These expenses in 2003 include NIS 1.3 million ($0.3 million) that the Company incurred in the last nine months of the year for a project designed to increase the efficiency of the Company's operating and production systems and to reduce the costs of such operating systems.

INCOME BEFORE TAXES ON INCOME (LOSSES)

           Loss before taxes for 2003 was NIS 4.5 million ($1.0 million), representing 1.3% of sales, as compared to loss before taxes of NIS 15.3 million for 2002, representing 4.5% of sales during that period.

TAXES

           Tax benefit on income for 2003 was NIS 2.6 million ($0.6 million), as compared with a tax benefit on income of NIS 5.9 million for 2002.

MINORITY INTEREST IN NET INCOME (LOSS) OF C.D. PACKAGING SYSTEMS LTD.

           The minority interest in the net loss of C.D. amounted to NIS 0.0 million ($0.0) in 2003, compared to interest in net loss of NIS 0.8 million in 2002.

NET INCOME (LOSS)

           Net loss for 2003 was NIS 1.8 million ($0.4 million), representing 5.2% of sales, as compared to a loss of NIS 8.6 million in 2002.

WEIGHTED INCOME (LOSS) PER SHARE

           Weighted loss per share for 2003 was NIS 0.77 ($0.18), as compared to net loss per share of NIS 3.56 ($0.81) for 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

SALES

           Our consolidated sales in 2002 amounted to NIS 337.6 million, compared to NIS 350.0 million in 2001, a decrease of 3.7%. The decrease in sales in 2002, as compared to 2001, reflected a quantitative increase with significantly eroded selling prices, resulting from the continuing recession and competition in the market.

COST OF SALES

           Cost of sales in 2002 amounted to NIS 311.2 million, compared to NIS
316.3 million in 2001, a decrease of 1.6%. The cost of sales as a percentage of sales in 2002 was 92.1% of sales, compared to 90.4% of sales in 2001.

GROSS PROFIT

           Gross profit in 2002 totaled NIS 26.4 million, compared to NIS 33.7 million in 2001, a decrease of 21.7%. The gross profit margins for 2002 were 7.9% of sales, compared to 9.6% of sales in 2001. The decrease in gross profit resulted from the significant erosion of sales prices with a quantitivate increase and slight decrease in prices of raw materials during 2002.

SELLING EXPENSES

           Selling expenses totaled NIS 16.8 million in 2002, compared to NIS
18.1 million in 2001. This decrease in selling expenses resulted primarily from a decrease in salary expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

           General and administrative expenses in 2002 decreased by 9.1% and were NIS 17.7 million, or 5.2% of sales, compared to NIS 19.5 million in 2001, representing 5.6% of sales in 2001. This decrease in general and administrative expenses resulted primarily from the decrease in management salaries, office expenses and a decrease in the reserve for unpaid debts.

OPERATING INCOME (LOSS)

           Operating loss in 2002 amounted to NIS 8.1 million, compared to an operating loss of NIS 3.8 million in 2001.

FINANCIAL EXPENSES

           Financial expenses in 2002 amounted to NIS 6.1 million, or 1.8% of sales, compared to NIS 10.9 million in 2001, or 3.1% of sales. This decrease in financial expenses of 44.0% was due primarily to a decrease in financial liabilities to banks during 2002, and the decrease in actual interest as the result of the ratio between the rate of inflation and the rate of devaluation of the NIS against the U.S. dollar. The rate of inflation was 6.5% in 2002, compared to 1.4% in 2001. The devaluation of the NIS compared to the dollar was 7.3% in 2002, compared to 9.3% in 2001.

OTHER INCOME (EXPENSES)

           In 2002 we recorded other net expenses of NIS 1.2 million, compared to other income of NIS 0.2 million in 2001. These expenses in 2002 include NIS
1.3 million for a project designed to increase the efficiency in the Company's operating and production systems and to reduce the costs of such operating systems.

INCOME BEFORE TAXES ON INCOME (BENEFIT)

           Loss before taxes in 2002 amounted to NIS 15.3 million, or 4.5% of sales, compared to a loss of NIS 14.5 million in 2001, or 4.2% of sales.

TAXES

           Benefit from taxes in 2002 was NIS 5.9 million, compared to NIS 5.6 million in 2001.

MINORITY INTEREST IN NET INCOME (LOSS) OF C.D. PACKAGING SYSTEMS LTD.

           The minority interest in the net loss of C.D. amounted to NIS 0.8 million in 2002, compared to interest in the net income of NIS 0.2 million in 2001.

NET INCOME (LOSS)

           Our net loss for 2002 was NIS 8.6 million, or 2.5% of sales, compared to a net loss of NIS 8.7 million in 2001, or 2.5% of sales.

WEIGHTED INCOME (LOSS) PER SHARE

           Weighted loss per share in 2002 was NIS 3.56, compared to a weighted income per share of NIS 3.64 in 2001.

B.         LIQUIDITY AND CAPITAL RESOURCES.

           We meet our financial requirements primarily through funds provided by operations, long-term financing (long-term bank loans and other long term loans) and short-term financing (including short-term bank loans and credit provided by suppliers of materials).

           During 2003, we experienced a positive cash flow of NIS 3.2 million ($0.7 million), compared with a positive cash flow of NIS 17.7 million in 2002. This positive cash flow included depreciation of NIS 23.8 million ($5.4 million), compared to a depreciation of NIS 25.6 million in 2002. Furthermore, we decreased our reserve for postponed taxes by NIS 2.6 million ($0.6 million), compared to a decrease of NIS 6.3 million in 2002.

           In 2003, we purchased equipment and invested in the infrastructure of our plants in an aggregate net amount of NIS 4.0 million ($0.9 million), compared with similar investments in an aggregate net amount of NIS 1.9 million in 2002. We increased our long- and short-term loans by NIS 0.9 million ($0.2 million), compared with payment of loans of NIS 15.7 million in 2002.

           For the year ended December 31, 2003, we had positive working capital of NIS 53.1 million ($12.1 million), compared with working capital of NIS 41.8 million for the year ended December 31, 2002. This increase in working capital resulted primarily from an increase in trade receivables, a decrease in inventories and an increase of short-term credit.

           Long-term loans from banks and other financial sources amounted to NIS 32.6 million ($7.4 million) (net of current maturities that included short-term loans) in 2003, compared to NIS 37.0 million in 2002.

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

           During 2001 and 2000, we invested in our plant and infrastructure an aggregate amount of NIS 10.1 million and NIS 10.1 million, respectively, as part of our normal course of business. In 2002 and 2003, we invested NIS 1.9 million ($0.4 million) and NIS 4.0 million ($0.9 million), respectively, most of which was invested in our Caesarea plant to improve the production of corrugated cardboard.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

           The dollar cost of our operations is influenced by the extent to which any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, we experience an increases in the dollar cost of our operations in Israel. However, inflation in Israel, which is not offset by a devaluation of the NIS, will have a positive effect on our profitability, as we receive payment in NIS for most of our sales, while we incur a significant portion of our expenses in dollars.

           The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar and the rate of inflation in Israel adjusted for the devaluation:

                                                              ISRAELI INFLATION
       YEAR ENDED     ISRAELI INFLATION    NIS DEVALUATION       ADJUSTED FOR
      DECEMBER 31,         RATE %              RATE %           DEVALUATION %
      ------------         ------              ------           -------------
             1999           1.3                 (0.1)                1.4
             2000           0                   (2.7)                2.8
             2001           1.4                  9.3                (7.2)
             2002           6.5                  7.3                (0.7)
             2003          (1.9)                (7.6)               (8.8)

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

           We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations. Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. There can be no assurance that we will not be materially adversely affected in the future if devaluation of the NIS against the dollar exceeds the inflation in Israel. See "Item 3. Key Information - A. Selected Financial Data."

POLITICAL CONDITIONS

           We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant escalation in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters, such as our customers.

           All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have maintained operations effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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


E.         OFF-BALANCE SHEET ARRANGEMENTS

           We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                Payments due by period
                                                 (NIS IN THOUSANDS )
---------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                      TOTAL         2004      2005 - 2007     2008 AND THEREAFTER
-----------------------                      -----         ----      -----------     -------------------
Long-Term Rent Obligations (4)              124,015       12,805        32,487               78,723
Capital (Finance) Lease Obligations           7,584        3,619         3,965                  -
Operating Lease Obligations                   2,286          980         1,306                  -
Accrued Severance Pay (5)                     8,874           -             -                 8,874
Long-Term Loans                              47,973       19,332        26,096                2,545
                                            -------       ------        ------               ------
Total                                       190,732       38,740        63,854               90,142
                                            =======       ======        ======               ======

G.         SAFE HARBOR

           Except for the historical information contained in Item 5. Operating and Financial Review and Prospects - E. Off-Balance Sheet Arrangements and - F. Tabular Disclosure of Contractual Obligations, the statements contained in such sections are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3. Key Information -
D. Risk Factors" and elsewhere in this annual report.


ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT.

           Our directors and executive officers are as follows:

Name                         Age       Position with Company
----                         ---       ---------------------

Robert K. Kraft               63       Director, Chairman of the Board

Yaakov Yerushalmi             62       Vice Chairman of the Board, Chairman
                                       of the Management and Finance Committee

Richard A. Karelitz           54       Director, Chairman of the Audit Committee

Myra H. Kraft                 60       Director

Jonathan A. Kraft             39       Director


--------------------
(4)  We operate from leased premises in Israel.

(5) The accrued severance pay is considered to be a contractual obligation of ours for more than 5 years, as we do not anticipate at present the dismissal of our employees.

Name                         Age       Position with Company
----                         ---       ---------------------

Yoram Firon                   35       Director

Richard P. Morse              72       Director

Avshalom Patir (6)            56       Director

Israel Eldar                  58       Director

Irit Eluz                     37       Director

David Harman                  59       External Director

Doron Kempler                 54       General Manager

Zeev Birenboim (7)            53       (Former) External Director

Menachem Kallach                       External Director

Daniel Attias (8)             65       (Former) Chief Financial Officer

Nestor Szwarcberg             45       Chief Financial Officer

Moshe Balter                  60       Secretary

Shimon Yarel                  53       Internal Auditor

           ROBERT K. KRAFT has been Chairman of our board of directors since March 1989 and a director since October 1988. For more than the past thirty years, Mr. Kraft has been the Chairman of International Forest Products Corporation, or IFPC, a company engaged in marketing and trading paper and related products and a supplier of raw materials, including to us. Mr. Kraft is also the President of Rand-Whitney Group LLC, a company engaged in the cardboard and packaging field and our shareholder; Chairman of Chestnut Hill Management Corp., an investment management company; President and Chief Executive Officer of the New England Patriots, a football team in the National Football League; and President and Chief Executive Officer of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. He is also a director of Kraft Soccer LLC and Kraft Holdings Trust. Mr. Kraft is the husband of Myra H. Kraft and the father of Jonathan A. Kraft.


--------------------
(6)  Avshalom Patir resigned on February 10, 2004.

(7) Mr. Zeev Birenboim resigned on September 14, 2003 and his successor, Mr. Menachem Kallach was appointed early October 2003.

(8) Mr. Daniel Attias resigned on December 31, 2003 and was replaced by Nestor Szwarcberg.

           YAAKOV YERUSHALMI has been a director of our company since August 1992 and Executive Vice Chairman of our board of directors and Chairman of the Management and Finance Committee since September 1992. Mr. Yerushalmi has served as Chairman of the Board of Directors of AIPM since January 1999 and served as General Manager of AIPM from June 1990 to March 2003. Mr. Yerushalmi currently serves as Chairman of Amnir Recycling Industries Ltd., as well as chairman or director of several subsidiaries or affiliates of AIPM.

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

           JONATHAN A. KRAFT has been a director of our company since August 1992. Mr. Kraft is a director of International Forest Products Corporation, Rand-Whitney Group LLC, Kraft Holdings Trust, CMGI, Inc., and Citizens Bank of Massachusetts. Mr. Kraft is also Chief Executive Officer of Rand-Whitney Containerboard, Vice Chairman of the New England Patriots, Investor-Operator of the New England Revolution, and President of NPS LLC, which owns and operates Gillette Stadium in Foxborough, Massachusetts. Mr. Kraft is the son of Robert K. Kraft and Myra H. Kraft.

           YORAM FIRON has been a director of our company since November 5, 2002. Mr. Firon serves as Secretary and Vice President - Investments and Corporate Affairs of Ampal American- Israel Corporation and its subsidiaries. Prior to this position, Mr. Firon served as the Vice President of Merhav M.M.F. Ltd. and was a partner in the law firm of Firon Karni Sarov & Firon.

           RICHARD P. MORSE has been a director of our company since October 1988. Mr. Morse is a private investor who was formerly a Vice President and director of Morse Shoe, Inc.

           AVSHALOM PATIR has been a director of our company since April 2003. Mr. Patir has served as the General Manager of AIPM since April 2003. From 1998 to April 2003 Mr. Patir served as General Manager of Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. Mr. Patir holds a Masters degree in Electrical Engineering. Mr. Patir also serves as a director of several subsidiaries or affiliates of AIPM.

           ISRAEL ELDAR has served as a director of our company since August 2000. Mr. Eldar has served as the comptroller of AIPM Ltd. since 1985. Mr. Eldar serves as a director of several subsidiaries or affiliates of AIPM.

           IRIT ELUZ has been a director of our company since November 5, 2002. Ms. Eluz serves as the Chief Financial Officer and Vice President-Finance and Treasurer of Ampal American-Israel Corporation and its subsidiaries. Prior to that position, Ms. Eluz served as an Associate Chief Financial Officer of Merhav. From 1993 to 1998, Ms. Eluz served with M.M.F. Ltd. and as Chief Financial Officer of Karnor Ltd. Ms. Eluz serves as a Director of Ampal Development Ltd.

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

           MENACHEM KALLACH has been a director of our company since October 2003. Mr. Kallach has served as chairman of the boards of Royal Plaza Hotel in Tiberias, Israel and Food Club Group since 1999. He has been a director of Mitzpe Kineret Ltd. and Kineret (1995) Ltd. since 1999. From 1994 to 1998 Mr. Kallach served as general manager of Mitzpe Kineret Ltd. and served as chairman or director of several companies in the real estate, retail and marketing fields in Israel.

           DANIEL ATTIAS served as our Chief Financial Officer from June 1985 until December 2003. From 1984 to 1985, Mr. Attias was General Manager of Jerusalem Paper Products, Ltd. (which subsequently changed its name to Ofek Paper Products Ltd. and was acquired by us).

           NESTOR SZWARCBERG has been our Chief Financial Officer since January 1, 2004. Prior to joining the Company, Mr. Szwarcberg served as Chief Financial Officer of Polygal Plastics Industries Ltd from 2000 to 2003, Chief Financial Officer and Comptroller of Mezerplas Ltd from 1996 to 2000 and Chief Financial Officer of Histadrut from 1990 to 1996.

           MOSHE BALTER was appointed as our Secretary on February 25, 1992. Mr. Balter is an Israeli attorney who has been practicing law since 1971.

           SHIMON YAREL was appointed as our Internal Auditor on March 2, 1993. Mr. Yarel is an Israeli Certified Public Accountant in the firm of Yarel & Co., Accountants.

EXTERNAL DIRECTORS

           On July 30, 2000, Zeev Birenboim and David Harman were appointed as external directors of our company, as required by Israeli law. Pursuant to Israeli law, the external directors are appointed for a three-year term. Menachem Kallach was appointed in October 2003 after Zeev Birenboim resigned.

RESIGNATION OF DIRECTORS AND OFFICERS

           Mr. Yoram Shetrit resigned as a director in March 31, 2003. Mr. Zeev Birenboim resigned on September 14, 2003 and his successor, Mr. Menachem Kallach, was appointed early October 2003. Mr. Daniel Attias resigned as Chief Financial Officer on December 31, 2003 and was replaced by Nestor Szwarcberg.

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

           The Management and Finance Committee is comprised of four members, one recommended by each of Kraft, AMPAL and AIPM, respectively, and the fourth member being one of the External Directors. The Audit Committee is comprised of five members: the two External Directors and one director recommended by each of Mr. Kraft, AMPAL and AIPM, respectively.

           Pursuant to the Shareholders' Agreement, the board of directors deals with any matters it considers to be material and delegates the remaining matters to the Management and Finance Committee, including compensation of our senior management. The Audit Committee deals with all matters required by Israeli law to be reviewed or approved by the Audit Committee.

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

           Pursuant to the Shareholders' Agreement, Mr. Kraft, AIPM and AMPAL have agreed to cooperate with respect to certain issues (i.e., mergers, amendments to our Memorandum and Articles of Association, dissolution and liquidation of our company, changes to our capital structure and payment of dividends) which may be voted on at shareholders' meetings. Mr. Kraft, AIPM and AMPAL have also granted each other certain rights of first refusal with respect to our ordinary shares held by them.

B.         COMPENSATION.

           The aggregate compensation paid to or accrued for the account of all of our directors and executive officers as a group during the 2003 fiscal year was NIS 3.1 million ($0.71 million), of which NIS 0.8 million ($0.186 million) was paid to or accrued for the account of our general manager. This amount includes directors' fees, officers' compensation, amounts set aside or accrued to provide pension, retirement or similar benefits and amounts expended by our company for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) for which our directors were reimbursed.

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

           The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: (i) an employment relationship; (ii) a business or professional relationship maintained on a regular basis; (iii) control; and (iv) service as an office holder. The Companies Law further provides that if, at the time the external directors are appointed, a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

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

           External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (i) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

           The current members of our audit committee are Richard A. Karelitz, chairman, Israel Eldar, Irit Eluz, Menachem Kallach and David Harman.

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

D.         EMPLOYEES.

           As of December 31, 2003, we had 546 employees, including approximately 75 employees in management, finance and marketing, and approximately 477 full-time employees and 69 temporary employees in manufacturing. All of our employees are employed in Israel.

           The following is a breakdown of our employees by main category of activity for the last three years.

                                                       Employees
                                                       ---------
Area of Employment                            2001       2002       2003
------------------                            ----       ----       ----

Manufacturing
      Permanent Employees                     467        441        402
      Temporary Employees                      56         50         69
Management, Finance and Marketing              82         87         75
                                              ---        ---        ---
Total                                         605        578        546
                                              ===        ===        ===

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

           Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute (which is similar to the United States Social Security Administration). These payments amount to approximately 14.82% of total compensation, with the employee contributing approximately 4.50% and the employer contributing the balance. The majority of our permanent employees are covered by pension insurance policies and pension funds providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% (which includes 8-1/3% of severance pay) of base wages to such plans and the employee contributes between 5% to 5.5% of base wages. Under Israeli law, employees are required to contribute up to 4.8% of their total compensation to the National Insurance Institute for health insurance coverage.

E.         SHARE OWNERSHIP.

           The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of June 20, 2003.

                               NUMBER OF ORDINARY       PERCENTAGE OF
                              SHARES BENEFICIALLY    OUTSTANDING ORDINARY
       NAME                       OWNED (9)               SHARES (10)
       ----                       ---------               -----------

   Robert K. Kraft                  851,174                  35.46% (11)
   Richard A. Karelitz               11,550                Less than 1%
   Richard P. Morse                   1,250                Less than 1%


--------------------
(9) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.

(10) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 30, 2003 are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(11) In calculating this percentage only outstanding shares with voting rights were considered. Tri-Wall's 119,813 non-voting shares were not considered.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS.

           The following table sets forth certain information as of May 31, 2004, pertaining to the beneficial ownership of our ordinary shares, by persons known to us to own 5% or more of our ordinary shares. Except as disclosed below, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

           The information contained herein has been obtained from our records, or from information furnished directly by the individual or entity to us.

                                            Number of         Percent of
Name of Beneficial Owner (12)              Shares Owned        Class (13)
-----------------------------              ------------        ----------
Kraft Group LLC                            275,000 (14)          11.46%
American-Israeli Paper Mills Ltd.          630,000 (15)          26.25%
Ampal Enterprises Ltd.                     522,000 (15)          21.75%
Robert K. Kraft                            851,174 (16)          35.46%
All Directors and executive
officers as a group (16 Persons)           863,974 (17)          36.00%



--------------------
(12) The address of each of Kraft Group LLC ("Kraft Group") and Robert K. Kraft is One Patriot Place, Foxborough, MA 02035. The address of American-Israeli Paper Mills Ltd. ("AIPM") is P.O. Box 142, Hadera, Israel. The address of Ampal Enterprises Ltd. ("AMPAL") is 111 Arlozorov St., Tel-Aviv, Israel.


(13) In calculating this percentage only outstanding shares with voting rights were considered. Tri-Wall's 119,813 non-voting shares were not considered.

(14) Excludes 470,324 ordinary shares beneficially owned by Robert K. Kraft, the President of the managing member and an indirect holder of membership interests of Kraft Group; 26,250 ordinary shares beneficially owned by Richard P. Morse (a Director of the Company), 25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Messrs. Morse and Kraft; 52,500 ordinary shares owned by the Kraft Foundation (of which Mr. Robert K. Kraft is a Trustee with shared investment and voting authority); 2,100 ordinary shares beneficially owned by Myra H. Kraft (Mr. Kraft's wife), an indirect holder of membership interests of Kraft Group; and 26,250 ordinary shares beneficially owned by the Kraft Irrevocable Family Trust (6,562 shares of which are owned for the benefit of Jonathan
     A. Kraft (Mr. & Mrs. Kraft's son), an indirect holder of membership interests of Kraft Group). See footnote 16 below.


(15) On July 31, 1992, Robert K. Kraft, AIPM and AMPAL entered into an agreement pursuant to which Robert K. Kraft (after having purchased from Carmel Plaro Holdings Limited, Koor Industries Ltd. and Koor Foods Ltd. all the Ordinary Shares beneficially owned by them) transferred 630,000 ordinary shares to AIPM and 514,000 Ordinary Shares to AMPAL. AMPAL has since increased its Ordinary Share holdings to 522,000.


(16) Includes 26,250 Ordinary Shares beneficially owned by Mr. Richard P. Morse (a Director of the Company), 25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Messrs. Morse and Kraft, and 52,500 Ordinary Shares owned by the Kraft Foundation (of which Mr. Robert
     K. Kraft is a Trustee with shared investment and voting authority). Also includes 2,100 Ordinary Shares beneficially owned by Mrs. Myra H. Kraft (Mr. Kraft's wife), 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (with respect to which Mr. Robert K. Kraft disclaims beneficial interest), and 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Robert K. Kraft is the President of the managing member and an indirect holder of membership interests). See footnote 14 above.

(17) Includes 26,250 Ordinary Shares beneficially owned by Mr. Richard P. Morse (25,000 of which Mr. Robert K. Kraft has the right to vote pursuant to an agreement between Messrs. Morse and Kraft), 52,500 Ordinary Shares owned by the Kraft Foundation (of which Mr. Robert K. Kraft, Mrs. Myra H. Kraft and Mr. Richard A. Karelitz are Trustees with shared investment and voting authority) and 26,250 Ordinary Shares beneficially owned by the Kraft Irrevocable Family Trust (of which Mr. Morse is a Trustee, but with respect to which Mr. Robert K. Kraft, Mrs. Myra H. Kraft and Mr. Morse disclaim beneficial interest, and as to 6,562 Ordinary Shares of which Mr. Jonathan
     A. Kraft is the beneficiary). Also includes 275,000 Ordinary Shares owned by Kraft Group (of which Mr. Kraft is the President of the managing member and an indirect holder of membership interests; and Mrs. Myra H. Kraft and Mr. Jonathan A. Kraft are indirect holders of membership interests). See footnote 14 above.

           The Company acquired at the end of 2000 through Tri-Wall, its subsidiary, 109,400 ordinary shares from two shareholders for a total amount of $875,200. Together with its formerly held 10,413 shares, Tri-Wall now holds 119,813 shares (4.75% of our total shares), including 157 shares held in trust on behalf of one current employee pursuant to terms of our 1986 Stock Purchase Plan.

B.         RELATED PARTY TRANSACTIONS.

           In the ordinary course of our business, in 2001, 2002 and 2003 we purchased all of our supply of Israeli produced paper, and 47%, 53% and 48%, respectively, of our overall paper requirements from AIPM, which is a principal shareholder of our company. We believe that such transactions have been on terms no more or less favorable than could have been obtained from unrelated third parties. See notes 4, 9, 10, 15 and 18 of the notes to consolidated financial statements appearing elsewhere herein.

           In October 1988, we entered into a ten-year agreement with IFPC, an affiliate of Robert K. Kraft and Rand-Whitney, pursuant to which IFPC undertook to cause Rand-Whitney to provide technical and marketing know-how and assistance to our company. This agreement was approved at a time when no members of our board of directors were affiliated with IFPC or Rand-Whitney. The material terms of the agreement, as they relate to IFPC's and Rand-Whitney's rights and obligations with regard to our company, are as follows: we are entitled to call upon the technical and marketing expertise of Rand-Whitney for advice and assistance, by telephone, telex or in person, from time to time, as determined by us. The assistance is to be provided on the most favorable terms possible, and the compensation for such assistance is to be limited to reimbursement for out-of-pocket costs and expenses incurred by Rand-Whitney. As part of such agreement, IFPC agreed to supply up to 80% of our imported paper and forest products requirements, pursuant to a ten-year right of first refusal, in the ordinary course of our business and on a competitive basis.

           On March 9, 1998, we and IFPC agreed to extend the initial period of the supply agreement for an additional ten years through October 2008. This extension was duly approved by our Audit Committee and our Board of Directors in March 1998.

           During each of 2001, 2002 and 2003, we purchased 47%, 49% and 24% respectively, of our imported paper supply (in terms of cost) from IFPC. We intend to make future purchases from IFPC on a competitive basis, in our best interests.

C.         INTERESTS OF EXPERTS AND COUNSEL.

           Not applicable.


ITEM 8.    FINANCIAL INFORMATION.

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

           The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

LEGAL PROCEEDINGS

           In 1993, Tri-Wall brought a claim against Rav Kol-Bo Tagar (Wechselman) Ltd., or Kol-Bo, the party from which Tri-Wall sub-leased its facility and property in Netanya, Israel. Tri-Wall's claim sought to enforce its option to acquire the Netanya facility and property, or the Netanya Property, in accordance with a sub-lease agreement between Tri-Wall, and Kol-Bo. Kol-Bo subsequently filed a counter-claim against Tri-Wall, which, together with Tri-Wall's claim, was submitted to arbitration. In May 1994, the arbitrator ruled in favor of Tri-Wall and Kol-Bo appealed the ruling to the District Court in Tel Aviv, Israel. On January 10, 2000, the District Court ruled that Tri-Wall had the right to exercise an option to purchase the Netanya Property directly from the landowners. Both Kol-Bo and the landowners have appealed that ruling to the Israeli Supreme Court. In March 2000, Tri-Wall notified the landowners of the Netanya Property that Tri-Wall had elected to exercise its option to purchase the Netanya Property. Tri-Wall then delivered the consideration for the purchase of the Netanya Property, as determined in the sub-lease agreement between Tri-Wall and Kol Bo, to the landowners. The landowners rejected Tri-Wall's payment, returned the consideration for the purchase of the Netanya Property to Tri-Wall and, since March 2000, have demanded rental payments from Tri-Wall. After failing to resolve this matter through a mediation process, all parties have submitted their summation to the Israeli Supreme Court. On December 31, 2002 arguments were heard by the Supreme Court. The parties await the court's ruling on the matter.

           We do not believe that the outcome of this proceeding will have a material effect on us. See note 13(b) to consolidated financial statements.

           In 2002, Tri-Wall was notified by the municipality of Netanya its intention to expropriate, without consideration, approximately 24,000 square feet of the aforementioned property on which Tri-Wall's factory is situated in order to construct a public road. In 2003, the municipality of Netanya expropriated, without consideration, approximately 24,000 square feet of the aforementioned property

           In 2000, a lawsuit was filed against us by relatives of a former employee who was insured by a special insurance policy, known as manager's insurance. Such relatives claim loss of income resulting from the fact that such former employee was insured by manager's insurance rather than a pension plan. In December 2002, we reached a settlement of this claim, the terms of which require us to pay a total of NIS 80,000 ($17,000).

           On July 29, 2001, several employees of C.D. filed a lawsuit against C.D. for the payment of a holiday bonus in the aggregate amount of NIS 842,000 ($190,700). C.D. has set aside the necessary reserves in its financial statements pursuant to the advice of counsel. See note 13(c) to consolidated financial statements.

           On December 8, 2002, the Investment Center retroactively cancelled C.D.'s approved enterprise status which was granted to C.D. in 1992. As a result, C.D. is required to refund certain grants in the amount of $400,000 to be paid in 36 equal monthly installments commencing August 2002. C.D. has committed to employ a certain number of employees, as determined by the Investment Center, until July 2005.

B.         SIGNIFICANT CHANGES.

           Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2003.

ITEM 9.    THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS.

           The following table sets forth the high and low closing sale prices of our ordinary shares as reported by the American Stock Exchange for the calendar periods indicated:

                                                              PRICE PER
                                                            ORDINARY SHARE
                                                            --------------
                                                           HIGH        LOW
                                                           ----        ---

1999
January 1 - March 31..............................        6.13         5.12
April 1 - June 30.................................        7.50         5.87
July 1 - September 30.............................        8.75         7.50
October 1 - December 31...........................        8.87         6.62

2000
January 1 - March 31..............................        9.75         8.12
April 1 - June 30.................................        8.81         7.75
July 1 - September 30.............................        8.50         6.88
October 1 - December 31...........................        6.88         4.75

                                                              PRICE PER
                                                            ORDINARY SHARE
                                                            --------------
                                                           HIGH        LOW
                                                           ----        ---
2001
January 1 - March 31..............................        5.60         4.62
April 1 - June 30.................................        5.20         4.70
July 1 - September 30.............................        5.20         4.90
October 1 - December 31...........................        5.20         4.90

2002
January 1 - March 31..............................        5.40         4.80
April 1 - June 30.................................        6.05         5.35
July 1 - September 30.............................        5.50         4.35
October 1 - December 31...........................        4.35         3.50

2003
January 1 - March 31..............................        4.20         3.50
April 1 - June 30.................................        4.30         4.00
July 1 - September 30.............................        5.10         3.50
October 1 - December 31...........................        3.70         2.70

2004
January 1 - January 31............................        4.00         3.50
February 1 - February 28..........................        4.10         3.80
March 1 - March 31................................        4.20         4.20
April 1 - April 30................................        4.19         3.85
May 1 - May 31....................................        9.70         4.09

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

           Our articles of association provide that, subject to the provisions of Companies Law, our directors may enter into business transactions with us or be a party to any transaction in which we are interested, so long as the interested director discloses to the remaining directors the nature and extent of his material interest. Subject to certain limited exceptions, a director may not vote on any resolution concerning a matter in which he has, directly or indirectly, a material interest. Our shareholders have the power, however, to suspend, either generally or with respect to a specific matter, any provision of our articles of association that prohibit a director from voting on a certain matter.

           Our directors are entitled to such remuneration that, pursuant to an ordinary resolution, our shareholders determine to pay them. We do not impose an age-limit requirement with respect to retirement of our directors, and they are not required to hold any qualification shares.

DESCRIPTION OF SECURITIES

           We are authorized to issue 10,000,000 ordinary shares, NIS 1.0 par value per share.

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

           Subject to the terms of allotment, our directors may make calls upon our shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium), and each shareholder shall (subject to receiving at least 14 days' notice specifying when and where payment is to be made) pay to us as required by the notice the amount called on his shares. A call may be required to be paid by installments. A call may, before receipt by us of any sum due thereunder, be revoked in whole or part, and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him, notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

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

           Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of our company, but there are no such provisions in our Articles of Association.

C.         MATERIAL CONTRACTS.

           On January 1, 2003, we signed an agreement pursuant to which we would purchase all of the shares of Best Carton Ltd. ("Best") from the shareholders of Best. Pursuant to the terms of the agreement, in consideration for such Best shares, we would issue to Best's shareholders such number of newly-issued ordinary shares of our company as would constitute 27.9% of the outstanding ordinary shares of our company (excluding dormant shares) following the issuance. The consummation of this transaction was contingent upon the approval of our shareholders and the authorization of the Supervisor of Restrictive Business Practices in Israel.

           Concurrent with our agreement with Best, Tri-Wall entered into an agreement with Ampal, a member of the controlling group of our company, pursuant to which Tri-Wall will acquire all of Ampal's holdings in our company (522,000 shares, which currently constitute 21.75% of the currently outstanding ordinary shares of Carmel), in consideration for $6.75 per share in cash. Upon completion of this transaction, the acquired shares would become dormant shares. The consummation of the Tri-Wall/Ampal transaction was contingent upon the consummation of the Carmel/Best transaction and upon obtaining the authorizations required by law.

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

           Any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See "Item 3. Key Information - D. Risk Factors."

E.         TAXATION.

           Investors are advised to consult their tax own advisors with respect to the tax consequences of their purchases, ownership and sales of ordinary shares, including the consequences under applicable state and local law and federal estate and gift tax law, and the application of foreign laws or the effect of nonresident status on United States taxation. This tax summary does not address all of the tax consequences to the investors of purchasing, owning or disposing of the ordinary shares.

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

          o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

          o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003 from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "- Capital Gains Tax on Sales of Our Ordinary Shares" below; and

          o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

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

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

           The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

           The Investment Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs under an amendment to the Investments Law that was made within the framework of the Tax Reform; it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investment Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a CPI linkage adjustment and interest.

           The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

           Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

           A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

           Instead of the foregoing tax benefits, a company may elect to receive an alternative package of benefits. Under the alternative package of benefits, undistributed income derived from the approved enterprise will be exempt from company tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from approved enterprises if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

           Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company, and the company's effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

           The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level. See "Item 3. Key Information -- D. Risk Factors -- We are subject to various risks relating to operations in Israel" and "--Tax Reform" above.

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

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

           Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

           Prior to the Tax Reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on the American Stock Exchange or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company.

           Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in companies, such as ours, whose shares are publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel. However, this tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or

(iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Moreover, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange or a recognized stock exchange outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

           In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

           In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

TAXATION OF NON-RESIDENT HOLDERS OF SHARES

           Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income, such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an approved enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

           Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

           For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "-- Capital Gains Tax on Sales of Our Ordinary Shares" above.

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

           This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Under current consideration are various legislative proposals under which, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including U.S. Holders that:

          o    are broker-dealers or insurance companies;

          o    have elected mark-to-market accounting;

          o    are tax-exempt organizations or retirement plans;

          o    are financial institutions or "financial services entities;"

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

           U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

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

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

           Except as described in "-- Information Reporting and Back-Up Withholding" below, a non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

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

INFORMATION REPORTING AND BACK-UP WITHHOLDING

           U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on our ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

I.         SUBSIDIARY INFORMATION.

           Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN CURRENCY RISK

           Our operating expenses are influenced by changes in the exchange rates between the NIS and foreign currencies, especially the U.S. dollar. Our financial expenses increase when the NIS is devalued against such currencies. At December 31, 2003, our monetary liabilities linked to the dollar amounted to NIS
42.0 million ($9.6 million). In 2003, our monetary liabilities denominated in foreign currencies represented 26.4% of our total financial liabilities, compared to NIS 57.3 million, amounting to 34.1% of the financial liabilities, in 2002. Our financial assets in 2003 linked to foreign currency were NIS 2.1 million ($0.5 million), compared to NIS 1.9 million in 2002. See note 17 to our consolidated financial statements.

           In the ordinary course of our operations, we purchase option contracts to hedge our net exposures, by currency, related to the foreign currency and to the Israeli CPI denominated monetary assets and liabilities of our operations. We do not use derivative financial instruments for speculative or trading purposes. The dollar amount underlying such derivative financial instruments at December 31, 2003 was NIS 5.0 million ($1.1 million), compared to NIS 3.5 million at December 31, 2002. These transactions were valid until March 2004, and the expenses associated therewith were not large enough to affect our operating results. We paid a premium of 1.34% for 90-day option warrants. To hedge our net exposures to an increase in the Israeli CPI, we purchased a derivative instrument which has since expired.

           As of December 31, 2003, we had NIS 1.5 million ($0.3 million) of debt linked to the Israeli CPI, amounting to 0.9% of our financial liabilities in the year 2003, compared with NIS 6.1 million, which amounted to 3.6% of our financial liabilities as of December 31, 2002.

           Despite our hedging transactions, our outstanding financial liabilities at December 31, 2003 are exposed to exchange rate differentials. Based on the volume of the foreign currency liabilities described above, a 5% rise in the exchange rate may lead to additional financial expenses of NIS 2.0 million ($0.5 million).

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

ITEM 16.   (RESERVED)

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

           Our Board has determined that Israel Eldar is an audit committee financial expert serving on its Audit Committee.

ITEM 16B.  CODE OF ETHICS

           A Code of Ethics has been drafted and will be presented at the next meeting of the Board of Directors.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

           The table below summarizes the audit fees paid (in thousands of NIS) by the Company and its consolidated subsidiaries during each of 2002 and 2003.


 -------------------------- -------------------------- -------------------------
          FEES                       2002                       2003
 -------------------------- -------------------------- -------------------------
       Audit Fees                     280                        278
 -------------------------- -------------------------- -------------------------
       Tax Fees (18)                   90                         90
 -------------------------- -------------------------- -------------------------


--------------------
(18) "Tax Fees" are fees for professional services rendered by the Company's auditors for tax compliance, tax advice on actual or contemplated transactions and tax consulting.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

           The auditors provided no other services than audit work and preparation of tax returns in the ordinary course of business. For fiscal 2003 and in previous years, the principal accountants' services were preapproved by the Company's shareholders at the Annual General Meeting of Shareholders, pursuant to Israeli law. The Audit Committee's rules of procedure provided for this process with respect to the prior approval at the General Meeting of all services to be performed by the principal accountants. In fiscal 2003, all of the services provided by the principal accountants were preapproved at the General Meeting before May 15, 2003.

           The Company will follow the procedures outlined below for fiscal 2004 and future years. The Audit Committee of the Company's board of directors will choose and engage the Company's independent auditors to audit the Company's financial statements. The Company's Audit Committee will adopt a policy requiring management to obtain the Audit Committee's approval before engaging the Company's independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence or the Company's auditors, will require the audit committee to pre-approve various audit and non-audit services that may be performed by the Company's auditors. In addition, the audit committee will limit the aggregate amount of fees the Company's auditors may receive during 2004 for non-audit services in certain categories. The Company's Chief Financial Officer will review all management requests to engage the Company's auditors to provide services and will approve the request if the requested services are of the type pre-approved by the audit committee. The Company will inform the audit committee of these approvals at least quarterly. Services of the type not pre-approved by the audit committee will require pre-approval by the audit committee on a case-by-case basis. The audit committee will not be permitted to approve the engagement of the Company's auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor's independence.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           We have not applied for any exemptions from the listing standards for the audit committee to date.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

           Not applicable.


                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

           We have responded to Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

           The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.   EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:


      EXHIBIT
        NO.           DESCRIPTION
        ---           -----------

       1.1          Memorandum of Association*

       1.2          Articles of Association*

       4.1          Carmel Container Systems Ltd. 1999 Senior Employee Stock
                    Option Plan **

       8            Subsidiaries of Carmel Container Systems, Ltd.***

      12.1 Certification pursuant to Rule 13a-14(a) of the Exchange Act by Doron Kempler****

      12.2 Certification pursuant to Rule 13a-14(a) of the Exchange Act by Nestor Szwarcberg****

      13.1 Certification pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350 by Doron Kempler****

      13.2 Certification pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350 by Nestor Szwarcberg****


--------------------
* Incorporated herein by reference to our Registration Statement on Form F-1 (Registration No. 3308150).

** Incorporated herein by reference to our Registration Statement of Form S-8 (Registration No. 333-10002).

*** Incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2000.

**** Filed herewith.

                 CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                      ADJUSTED TO THE NIS OF DECEMBER 2003




                                      INDEX


                                                                 PAGE
                                                           ------------------

REPORT OF INDEPENDENT AUDITORS                                   F-2

CONSOLIDATED BALANCE SHEETS                                      F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                            F-6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                    F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F-10

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS -
LIST OF SUBSIDIARIES                                             F-52



                              - - - - - - - - - - -

[Ernst & Young]
                       Kost Forer Gabbay & Kasierer      Phone:   972-3-6232525
                             3 Aminadav St.              Fax:     972-3-5622555
                          Tel-Aviv 67067, Israel



                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                          CARMEL CONTAINER SYSTEMS LTD.


           We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of subsidiaries whose assets included in the consolidation constitute approximately 10% and 10% of total consolidated assets as of December 31, 2002 and 2003, respectively, and whose revenues included in the consolidation constitute approximately 29%, 9% and 9% of total consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries is based on the report of the other auditors. The financial statements for the year ended December 31, 2001 of one of the subsidiaries referred to above whose revenues included in the consolidation constitute approximately 19% of total consolidated revenues for the years ended December 31, 2001, were audited by Luboshitz Kasierer, a member of Andersen Worldwide, who issued an unqualified opinion in their report dated January 28, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

           We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from accounting principles generally accepted in the United States (see Note 21 to the consolidated financial statements).


 Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
 March 9, 2004                                  A Member of Ernst & Young Global

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                                                              CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                               (NOTE 2C)
                                                                                                             -------------
                                                                                       DECEMBER 31,          DECEMBER 31,
                                                                                -------------------------    -------------
                                                                                   2002           2003           2003
                                                                                -----------    -----------   -------------
                                                                                        ADJUSTED NIS             U.S. $
                                                                                --------------------------   -------------
                                                                                       (IN THOUSANDS)
      ASSETS

      CURRENT ASSETS:
    Cash and cash equivalents                                                         636            747           171
    Trade receivables, (net of allowance for doubtful debts of adjusted NIS
      2,468 and adjusted NIS 2,241 ($ 514) at December 31, 2002 and 2003,
      respectively) (Note 3)                                                      119,069        133,931        30,585
    Other accounts receivable and prepaid expenses (Note 4)                         4,104          3,658           837
    Inventories (Note 5)                                                           48,937         41,360         9,445
                                                                                -----------    -----------   -----------

 Total current assets                                                             172,746        179,696        41,038
                                                                                -----------    -----------   -----------

 PROPERTY AND EQUIPMENT, NET (Note 6)                                             128,060        107,650        24,583
                                                                                -----------    -----------   -----------

 Total assets                                                                     300,806        287,346        65,621
                                                                                ===========    ===========   ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003


                                                                                                              CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                               (NOTE 2C)
                                                                                                             ------------
                                                                                        DECEMBER 31,         DECEMBER 31,
                                                                                -------------------------    ------------
                                                                                   2002           2003           2003
                                                                                -----------    -----------   ------------
                                                                                        ADJUSTED NIS            U.S. $
                                                                                --------------------------   ------------
                                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Short-term credit from banks and others (Note 8)                               10,204         24,273         5,543
    Current maturities of long-term loans and capital lease obligations
      (Note 11)                                                                    30,647         22,331         5,100
    Trade payables (Note 9)                                                        74,578         63,457        14,491
    Other accounts payable and accrued expenses (Note 10)                          15,522         16,540         3,776
                                                                                -----------    -----------   -----------

 Total current liabilities                                                        130,951        126,601        28,910
 -----                                                                          -----------    -----------   -----------

 LONG-TERM LIABILITIES:
    Long-term loans from banks and others (Note 11)                                29,548         28,641         6,541
    Capital lease obligations (Note 11)                                             7,442          3,965           905
    Accrued severance pay, net (Note 12)                                              470            191            44
    Deferred income taxes (Note 16g)                                                7,813          5,275         1,205
                                                                                -----------    -----------   -----------

 Total long-term liabilities                                                       45,273         38,072         8,695
 -----                                                                          -----------    -----------   -----------

 CONTINGENT LIABILITIES AND COMMITMENTS (Note 13)

 MINORITY INTEREST IN A SUBSIDIARY                                                 11,128         11,062         2,526
                                                                                -----------    -----------   -----------

 SHAREHOLDERS' EQUITY (Note 15):
    Share capital - Ordinary shares of NIS 1.0 par value:
      10,000,000 authorized at December 31, 2002 and 2003; 2,520,000 shares
      issued and outstanding at December 31, 2002 and 2003                         23,716         23,716         5,416
    Additional paid-in capital                                                     45,413         45,413        10,371
    Retained earnings                                                              48,583         46,740        10,675
                                                                                -----------    -----------   -----------

                                                                                  117,712        115,869        26,462
 Less - shares held by subsidiary                                                   4,258          4,258           972
                                                                                -----------    -----------   -----------

 Total shareholders' equity                                                       113,454        111,611        25,490
 -----                                                                          -----------    -----------   -----------

 Total liabilities and shareholders' equity                                       300,806        287,346        65,621
 -----                                                                          ===========    ===========   ===========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003

                                                                                                              CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                               (NOTE 2C)
                                                                                                             -------------
                                                                                                                YEAR
                                                                         YEAR ENDED DECEMBER 31,                ENDED
                                                           --------------------------------------------      DECEMBER 31,
                                                             2001             2002              2003            2003
                                                           ----------       ----------       ----------      ----------
                                                                                    ADJUSTED NIS                U.S. $
                                                           ------------------------------------------------------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)

           Revenues from sales, net (Note 20)                350,031          337,633          349,968          79,920
           Cost of revenues (Note 19a)                       316,328          311,238          314,305          71,776
                                                           ----------       ----------       ----------      ----------

           Gross profit                                       33,703           26,395           35,663           8,144
                                                           ----------       ----------       ----------      ----------

           Selling and marketing expenses (Note 19b)          18,072           16,759           17,325           3,956
           General and administrative expenses
                     (Note 19c)                               19,459           17,688           17,760           4,056
                                                           ----------       ----------       ----------      ----------

                                                              37,531           34,447           35,085           8,012
                                                           ----------       ----------       ----------      ----------

           Operating income (loss)                            (3,828)          (8,052)             578             132
           Financial expenses, net (Note 19d)                (10,862)          (6,078)          (5,159)         (1,178)
                                                           ----------       ----------       ----------      ----------

                                                             (14,690)         (14,130)         (4,581)          (1,046)
           Other income (expenses), net (Note 19e)               152           (1,155)             94               22
                                                           ----------       ----------       ----------      ----------

           Loss before tax benefit                           (14,538)         (15,285)          (4,487)         (1,024)
           Tax benefit (Note 16)                              (5,567)          (5,926)          (2,578)           (589)
                                                           ----------       ----------       ----------      ----------

           Loss after tax benefit                             (8,971)          (9,359)          (1,909)           (435)
           Minority interest in losses of a subsidiary           232              807               66              15
                                                           ----------       ----------       ----------      ----------

           Net loss                                           (8,739)          (8,552)          (1,843)           (420)
                                                           ==========       ==========       ==========      ==========

           Basic and diluted net loss per NIS 1 par
           value of shares (in adjusted NIS)                   (3.64)           (3.56)           (0.77)          (0.18)
                                                           ==========       ==========       ==========      ==========

           Weighted average number of shares outstanding
           during the year (in thousands)                      2,400            2,400            2,400           2,400
                                                           ==========       ==========       ==========      ==========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003

                                                             ADDITIONAL                            LESS -SHARES           TOTAL
                                           SHARE              PAID-IN            RETAINED            HELD BY          SHAREHOLDERS'
                                          CAPITAL             CAPITAL            EARNINGS           SUBSIDIARY            EQUITY
                                          -------             -------            --------           ----------            ------
                                                                                ADJUSTED NIS
                                         -----------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)

 Balance at January 1, 2001                 23,716              45,413             65,874              (4,258)            130,745

    Net loss                                     -                   -             (8,739)                  -              (8,739)
                                         -----------        -----------        -----------         -----------         -----------

 Balance at December 31, 2001               23,716              45,413             57,135              (4,258)            122,006

    Net loss                                     -                   -             (8,552)                  -              (8,552)
                                         -----------        -----------        -----------         -----------         -----------

 Balance at December 31, 2002               23,716              45,413             48,583              (4,258)            113,454

    Net loss                                     -                   -             (1,843)                  -              (1,843)
                                         -----------        -----------        -----------         -----------         -----------

 Balance at December 31, 2003               23,716              45,413             46,740              (4,258)            111,611
                                         ===========        ===========        ===========         ===========         ===========


                                                               CONVENIENCE TRANSLATION INTO U.S. $ (NOTE 2C)
                                      --------------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)

 Balance at December 31, 2003                5,416              10,371             10,675                (972)             25,490
                                         ===========        ===========        ===========         ===========         ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003

                                                                                                                       CONVENIENCE
                                                                                                                       TRANSLATION
                                                                                                                        (NOTE 2C)
                                                                                                                      -------------
                                                                                 YEAR ENDED DECEMBER 31,               YEAR ENDED
                                                                  ----------------------------------------------       DECEMBER 31,
                                                                     2001            2002              2003               2003
                                                                -------------    -------------     -------------      -------------
                                                                                       ADJUSTED NIS                        U.S. $
                                                                                     (IN THOUSANDS)
 Cash flows from operating activities:
 -------------------------------------
    Net loss                                                          (8,739)          (8,552)           (1,843)              (420)
    Adjustments required to reconcile net loss to net cash
      provided by operating activities:
      Losses on investment in a subsidiary                                 -                -                64                 16
      Minority interest in losses of a subsidiary                       (232)            (807)              (66)               (15)
      Depreciation                                                    26,786           25,567            23,781              5,431
      Deferred income taxes, net                                      (5,567)          (6,257)           (2,578)              (589)
      Accrued severance pay, net                                        (404)             484              (279)               (64)
      Capital loss (gain) on sale of property and equipment,
         net                                                            (152)            (156)              129                 29
      Erosion (increase in value) of long-term loans from
         banks and others and capital lease obligations                 (137)          (3,865)            1,056                241
      Other                                                                                                  64                 16
      Decrease (increase) in trade receivables                        16,612          (10,599)          (14,721)            (3,362)
      Decrease (increase) in other accounts receivable and
         prepaid expenses                                                695             (828)              486                111
      Decrease in inventories                                         10,791            5,016             7,577              1,730
      Increase (decrease) in trade payables                           (1,501)          17,368           (11,121)            (2,540)
      Increase (decrease) in other accounts payable and
         accrued expenses                                             (3,491)             372               668                153
                                                                -------------    -------------     -------------      -------------

 Net cash provided by operating activities                            34,661           17,743             3,153                721
                                                                -------------    -------------     -------------      -------------

 Cash flows from investing activities:
 -------------------------------------
    Proceeds from acquisition of subsidiary consolidated for
      the first time, net (1)                                              -                -               148                 34
    Purchase of property and equipment                               (10,587)          (2,385)           (4,446)            (1,015)
    Proceeds from sale of property and equipment                         662              749               946                216
    Refund of an investment grant                                          -             (253)             (602)              (138)
                                                                -------------    -------------     -------------      -------------

 Net cash used in investing activities                                (9,925)          (1,889)           (3,954)              (903)
                                                                -------------    -------------     -------------      -------------


 Cash flows from financing activities:
 -------------------------------------
    Proceeds from long-term loans from banks and others               15,669            9,960            18,792              4,291
    Principal payments of long-term loans from banks and
      others                                                         (20,015)         (24,072)          (31,946)            (7,295)
    Principal payments of loans from a related party                  (1,875)               -                 -                  -
    Short-term credit from bank and others, net                      (18,538)          (1,587)           14,066              3,212
                                                                -------------    -------------     -------------      -------------

 Net cash provided by (used in) financing activities                 (24,759)         (15,699)              912                208
                                                                -------------    -------------     -------------      -------------

 Increase (decrease) in cash and cash equivalents                        (23)             155               111                 26
 Cash and cash equivalents at beginning of year                          504              481               636                145
                                                                -------------    -------------     -------------      -------------

 Cash and cash equivalents at end of year                                481              636               747                171
                                                                =============    =============     =============      =============

 a. Non-cash transactions:
    ----------------------
             Liability in respect of an investment grant
               refund                                                      -            1,572                 -                  -
                                                                =============    =============     =============      =============

 b.  Supplemental disclosure of cash flows activities:
     ------------------------------------------------
              Cash paid during the year for:
               Interest                                                8,724            7,231             7,936              1,812
                                                                =============    =============     =============      =============
               Income taxes                                               22               28                17                  4
                                                                =============    =============     =============      =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED TO THE NIS OF DECEMBER 2003



                                                                                                                      CONVENIENCE"
                                                                                                                      TRANSLATION
                                                                                                                        (NOTE 2C)
                                                                                                                     ---------------
                                                                                                                          YEAR
                                                                             YEAR ENDED DECEMBER 31,                      ENDED
                                                                ------------------------------------------------        DECEMBER 31,
                                                                  2001                2002               2003             2003
                                                                -------------    -------------     -------------      -------------
                                                                                   ADJUSTED NIS                           U.S. $
                                                                -------------------------------------------------
                                                                                  (IN THOUSANDS)

(1)     Proceeds from acquisition of subsidiary
        consolidated for the first time:
        Working capital, net                                           -               -                   148                 34
                                                                =============    =============     =============      =============


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

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: -  GENERAL

a. Carmel Container Systems Ltd. ("Carmel Systems" or "the Company"), is an Israeli industrial company. The Company and its subsidiaries ("the Group") designs, manufactures and markets shipping containers, consumer packaging products and packaging wooden pallets and boxes (see Note 20). The Group's sales are to a large number of customers mainly in Israel.

b.        Definitions:

          In these financial statements:

          Subsidiaries          -       Companies in which more than 50% of the
                                        voting equity is owned or controlled by
                                        the Company (as defined in Opinion 57 of the Institute of Certified Public
                                        Accountants in Israel) and whose
                                        accounts are consolidated with those of
                                        the Company.

          Related parties       -       Parties who own 10% or more of the
                                        voting equity of the Company; as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

c.         Investment in Solid Board Ltd

          Solid Packaging Board Ltd. (Solid) was incorporated and commenced its operations in 1995. CD Packaging Systems Ltd. (CD) and KAPPA Packaging International BV (KAPPA) each jointly held 50% of Solid's shares. On November 24, 2003, CD and KAPPA signed an agreement, according to which, CD acquired, the shares held by KAPPA. In addition, KAPPA has forgiven Solid on a loan that was due to KAPPA in the amount of adjusted NIS 82 thousand. In exchange for acquisition of KAPPA's shares in Solid, KAPPA has paid CD NIS 148 thousand. In December 2003, the operations of Solid were transferred to CD and Solid became inactive. Prior to November 24, 2003, the financial statements of Solid were consolidated into CD's financial statements in accordance with the proportionate consolidation method. As of December 31, 2003, the financial statements of Solid were fully consolidated with CD's financial statements.

NOTE 2: -  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 21.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

a.        Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.        Financial statements in adjusted New Israeli Shekels:

          1. The Group maintains its accounting records in nominal New Israeli Shekels (NIS). In accordance with the Statements of the Institute of Certified Public Accountants in Israel, all the amounts in the financial statements (including comparative figures) are presented in adjusted NIS, which have a constant purchasing power. The purchasing power of adjusted NIS reflects the average price level in December 2003, according to the Israeli Consumer Price Index ("CPI") published on January 15, 2004 (178.6 points on the average basis of 1993 = 100). (See Note c, below)

          2. The adjusted amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets in terms of adjusted NIS.

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

                    Items which were treated as non-monetary include: inventories, prepaid expenses, property and equipment and the related accumulated depreciation, share capital and additional paid-in capital derived from cash received from shareholders.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               b) Minority interest in a subsidiary and the related operating results for the reported year, are included on the basis of the adjusted financial statements of that company.

               c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as of December 31, 2003 in their nominal amounts (comparative figures have been adjusted to the December 2003 Israeli CPI).

           2. Statement of operations:

               a) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted on a monthly basis, on the basis of the Israeli CPI at the time the related transactions were carried out or paid. The erosion of monetary balances relating to the aforesaid transactions has been included in financial income or expenses.

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

               d) Current taxes include the expense which derives from the erosion of the value of payments on account of income taxes from the date of payment to the end of the year.

                    As for deferred income taxes, see j. below.

               e) The financing item, net, reflects real financial income and expenses in real terms, and results of the derivative financial instruments, as well as the erosion of monetary balances during the year.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

           3. Convenience translation into U.S. dollars:

               The adjusted financial statements as of December 31, 2003 and for the year then ended, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar as of such date (U.S.$ 1 = NIS 4.379). The translation was made solely for the convenience of the readers. It should be noted that the adjusted New Israeli Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated U.S. dollar figures should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

           4. Data regarding Israeli CPI and exchange rates of foreign currency:

               1. Assets and liabilities in or linked to foreign currency are included in the financial statements according to the representative exchange rates as published by the Bank of Israel on December 31, 2003.

               2. Assets and liabilities linked to the Israeli CPI are included in the financial statements according to the relevant index for each asset or liability.

               The following are details of the Israeli CPI and the exchange rate of the U.S. dollar:

                                                                                      EXCHANGE RATE
              AT DECEMBER 31:                      ISRAELI CPI                      OF THE U.S. DOLLAR
              --------------                 --------------------------        -----------------------------
                                                    POINTS *)                              NIS
                                             --------------------------        -----------------------------

              2003                                     178.6                              4.379
              2002                                     182.0                              4.737
              2001                                     170.9                              4.416
              2000                                     168.5                              4.041

              CHANGES DURING THE YEAR:                    %                                 %
              -----------------------        --------------------------        -----------------------------

              2003                                      (1.9)                              (7.6)
              2002                                       6.5                                7.3
              2001                                       1.4                                9.3


               *) According to the Israeli CPI for the month ending on the balance sheet date on an average basis of 1993 = 100.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               d.   Principles of consolidation:

                    The consolidated financial statements include the accounts of the Company and its over 50% controlled subsidiaries and a jointly controlled entity. Intercompany balances and transactions among the Company and the subsidiaries (wholly consolidated or consolidated using the proportionate consolidation method) have been eliminated upon consolidation. As for tax aspects, see j. below.

               e.   Cash equivalents:

                    Cash equivalents are considered by the Group to be highly liquid investments, which include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

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

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    1. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:


                                                              %
                                                 -------------------------------

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

                    The Company entered into two sale - leaseback transactions of machinery and equipment. The first transaction occurred in September 1998 for the aggregate amount of adjusted NIS 15,559 thousand and the second transaction occurred in October 2000 for the aggregate amount of adjusted NIS 17,626 thousand. The unearned gain is immaterial. The Company retains the option to purchase the machinery and equipment at the end of the lease period.

                    The leases are capital leases for a period of four years and five years, respectively.

                    During September 2002, upon the fulfillment of its liability under the first lease the Company exercised its option to purchase the machinery and equipment under the lease in consideration of adjusted NIS 64 thousand ($ 15 thousand).

                    The Company depreciates the leased machinery and equipment over the remaining estimated useful lives of the machinery and equipment (approximately ten years).

               j.   Deferred income taxes:

                    1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of the assets and liabilities included in these financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred income taxes have been included, see Notes 16g and 16d.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    2. Deferred income tax balances are computed at the enacted tax rate expected to be in effect at the time when these taxes will be released to the statement of operations. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

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

               l.   Earnings per share:

                    Earnings per share are computed based on the weighted average number of Ordinary shares outstanding during the year, in accordance with Opinion 55 of the Institute of Certified Public Accountants in Israel.

                    All outstanding stock options have been excluded from the calculation of the net loss per share, because all the outstanding stock options are anti-dilutive for all periods presented. As of December 31, 2003, all the options have been expired.

               m.   Derivative financial instruments:

                    The Company neither holds nor issues financial instruments for trading or speculative purposes.

                    The Company enters into call option contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates. Such exposure is a result of the portion of the Company's liabilities being denominated in currencies other than NIS.

                    Gains and losses on the options are included in the statement of operations in financial expenses, net, along with the exchange rate changes of the underlying foreign currency denominated liabilities. During the year ended December 31, 2003, the Company recognized a net loss of adjusted NIS 138 thousand ($ 32 thousand). Total notional amount of the open contracts is $ 1,150,000 as of December 31,2003.

                    All of the call option contracts are due until March 9, 2004.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               n.   Advertising expenses:

                    Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, were approximately adjusted NIS 262 thousand, adjusted NIS 243 thousand, and adjusted NIS 146 thousand ($ 33 thousand), respectively.

               o.   Severance pay:

                    The Group's liability for severance pay, which reflects the undiscounted amount of liability, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Group's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual.


                    The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                    Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately adjusted NIS 2,244 thousand, adjusted NIS 3,298 thousand and adjusted NIS 2,710 thousand ($ 619 thousand), respectively.

               p.   Fair value of financial instruments:

                    The following disclosures of the estimated fair value of financial instruments have been determined by the Group using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

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

                    The carrying amount of the Group's long-term borrowing arrangements, capital lease obligations and liability to investment center approximates their fair value. The fair value of the Group's long-term borrowings and capital lease obligations is estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

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

                    As of December 31, 2002, all options have been expired.

               r.   Concentration of credit risk:

                    Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

                    The Group's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                    Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Group's customer base and their dispersion across many different industries. The Group performs ongoing credit evaluations of its debtors. In management's estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               s.   Reclassification:

Certain amounts from prior years have been reclassified to conform with current period presentation.

               t. Effects of new accounting standards on the financial statements:

                    In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

                    According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for inflation in Israel beginning January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

                    Accounting Standard No. 13 prescribes principles with respect to the effect of changes in foreign exchange rates. This Standard replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

                    The effect of the adoption of Accounting Standard No. 12 is dependent on the inflation rate in Israel, on the composition of the Company's assets and its sources of financing at that time.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

               u. Pro forma information regarding net income and net earnings per share is required by SFAS-123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. Such information does not have any effect for the years 2001, 2002 and 2003.

NOTE 3: -  TRADE RECEIVABLES

               a.   Composition:


                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                   DECEMBER 31,               --------------
                                                                       ------------------------------------    DECEMBER 31,
                                                                            2002                2003              2003
                                                                         ----------         ----------         -----------
                                                                                    ADJUSTED NIS                  U.S. $
                                                                       ------------------------------------    -----------
                                                                                  (IN THOUSANDS)

                Open accounts                                              104,250            121,193             27,676
                Notes receivable                                            17,287             14,979              3,421
                                                                         ----------         ----------         ----------

                                                                           121,537            136,172             31,097
                Less - allowance for doubtful debts                          2,468              2,241                512
                                                                         ----------         ----------         ----------

                                                                           119,069            133,931             30,585
                                                                         ==========         ==========         ==========

               b.   As for balances with related parties, see Note 18b.

               c. The following are the changes in the allowance for doubtful accounts for each of the three years in the period ended December 31, 2003 (Adjusted NIS in thousand).

                                      BALANCE AT     CHARGES TO THE      WRITE-OFF OF      BALANCE AT END OF
                                      OPENING OF     PROFIT AND LOSS     PREVIOUSLY             PERIOD
                                       PERIOD                            PROVIDED
                                                                         ACCOUNTS

YEAR ENDED DECEMBER 31, 2003            2,468               230            (457)                2,241
YEAR ENDED DECEMBER 31, 2002            3,668               254           (1,454)               2,468
YEAR ENDED DECEMBER 31, 2001            5,595               392           (2,319)               3,668


                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4: -  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                                                    CONVENIENCE
                                                                                                    TRANSLATION
                                                                        DECEMBER 31,                -----------
                                                              ----------------------------------    DECEMBER 31,
                                                                 2002                2003              2003
                                                              ----------         ----------         ----------
                                                                        ADJUSTED NIS                    U.S. $
                                                              ----------------------------------    -----------
                                                                       (IN THOUSANDS)

                Related parties (1)                                 971                382                 87
                Employees                                           146                142                 32
                Government authorities                              394                470                107
                Deferred income taxes (2)                           589                629                144
                Prepaid expenses                                  1,605              1,609                368
                Other receivables                                   399                426                 99
                                                              ----------         ----------         ----------


                                                                  4,104              3,658                837
                                                              ==========         ==========         ==========

                (1) See Note 18b.
                (2) See Note 16e.

NOTE 5: -  INVENTORIES


                Raw materials                                    31,605             20,481              4,677
                Supplies and packaging materials                  2,107              2,085                476
                Work in progress                                  1,430              1,245                284
                Finished products                                10,861             11,319              2,585
                                                              ----------         ----------         ----------

                                                                 46,003             35,130              8,022
                Goods in transit                                  2,934              6,230              1,423
                                                              ----------         ----------         ----------

                                                                 48,937             41,360              9,445
                                                              ==========         ==========         ==========


NOTE 6: -  PROPERTY AND EQUIPMENT, NET

     a.   Composition:

                                                                                                                      PALLETS
                                                                           MOTOR         OFFICE                      AND SPARE
                                                       MACHINERY          VEHICLES      FURNITURE                      PARTS -
                                           LAND AND       AND               AND           AND          LEASEHOLD        BASE
                                           BUILDINGS   EQUIPMENT **)***)  FORKLIFTS     EQUIPMENT     IMPROVEMENTS      STOCK
                                           ---------   -----------------  ---------     ---------     ------------      -----

                                                                                     ADJUSTED NIS
                                                                                    (IN THOUSANDS)
                                        --------------------------------------------------------------------------------------------

 Cost:
    Balance as of January 1, 2003*)         13,199       345,524           11,796        19,647          11,075        12,639
    Additions during the year                   48         2,903              357           467             671             -
    Disposals during the year                    -        (1,164)          (1,717)         (231)              -          (404)
                                         ----------    ----------       ----------    ----------      ----------    ----------

 Balance at December 31, 2003               13,247       347,263           10,436        19,883          11,746        12,235
                                         ----------    ----------       ----------    ----------      ----------    ----------

 Accumulated depreciation:
    Balance as of January 1, 2003*)         10,630       239,252            8,523        16,915          10,500             -
    Additions during the year                  332        20,966              950         1,397             136             -
    Disposals during the year                    -        (1,039)          (1,173)         (229)              -             -
                                         ----------    ----------       ----------    ----------      ----------    ----------

 Balance at December 31, 2003               10,962       259,179            8,300        18,083          10,636             -
                                         ----------    ----------       ----------    ----------      ----------    ----------

 Depreciated cost at December 31, 2003       2,285        88,084            2,136         1,800           1,110        12,235
                                         ==========    ==========       ==========    ==========      ==========    ==========

 Depreciated cost at December 31, 2002       2,569       106,272            3,273         2,732             575        12,639
                                         ==========    ==========       ==========    ==========      ==========    ==========


                              ** TABLE CONTINUED **

                                                       CONVENIENCE
                                                       TRANSLATION
                                            TOTAL        TOTAL
                                            -----        -----
                                                         U.S. $
                                        ------------------------

 Cost:
    Balance as of January 1, 2003*)        413,880       94,515
    Additions during the year                4,446        1,015
    Disposals during the year               (3,516)        (803)
                                         ----------   ----------

 Balance at December 31, 2003              414,810       94,727
                                         ----------   ----------

 Accumulated depreciation:
    Balance as of January 1, 2003*)        285,820       65,271
    Additions during the year               23,781        5,431
    Disposals during the year               (2,441)        (558)
                                         ----------   ----------

 Balance at December 31, 2003              307,160       70,144
                                         ----------   ----------

 Depreciated cost at December 31, 2003     107,650       24,583
                                         ==========   ==========

 Depreciated cost at December 31, 2002     128,060       29,244
                                         ==========   ==========

                              ** TABLE COMPLETE **


*)   Reclassified.

**) Net of investment grant (see Note 2h) amounting to adjusted NIS 947 thousand and adjusted NIS 659 thousand ($ 150 thousand) for the years ended December 31, 2002 and 2003, respectively.

***) Including machinery and equipment under capital lease - cost amounting to adjusted NIS 31,985 thousand ($ 7,304 thousand) and accumulated depreciation amounting to adjusted NIS 13,402 thousand ($ 3,061 thousand) as of December 31, 2003. See Notes 7 and 11.


     b.   As for charges, see Note 14. As for claims, see Note 13b.

     c. Depreciation expenses amounted to adjusted NIS 26,786 thousand, adjusted NIS 25,567 thousand and adjusted NIS 23,781 thousand ($ 5,431 thousand( for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 7: -  LEASES

     a. The facilities that include offices and warehouses of the Group are rented under operating leases for various periods ending in 2016.

     b. Future minimum rental commitments under the aforementioned non-cancelable leases (all of which are operating leases) are linked either to the exchange rate of the U.S. dollar or to the Israeli CPI in effect as of balance sheet date, as follows:

                                                                  CONVENIENCE
                                                                  TRANSLATION
                                                 ADJUSTED NIS        U.S. $
                                                 ------------     ------------
                                                          (IN THOUSANDS)

              For the years ending December 31,
              2004                                  12,805           2,924
              2005                                  11,800           2,695
              2006                                  11,245           2,568
              2007 and thereafter                   88,165          20,134
                                                 ------------     ------------

                                                   124,015          28,321
                                                 ============     ============

             Rent expenses amounted to approximately adjusted NIS 13,053 thousand, adjusted NIS 13,151 thousand and adjusted NIS 12,875 thousand ($ 2,940 thousand) for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 8: -  SHORT-TERM CREDIT FROM BANKS AND OTHERS

     a.   Composition:

                                                                                                  CONVENIENCE
                                                                             UNLINKED             TRANSLATION
                                        AVERAGE INTEREST RATE                DECEMBER 31,         DECEMBER 31,
                                        -----------------------     ------------------------    ---------------
                                            2002        2003            2002           2003          2003
                                        ----------   ---------       ---------      ---------     ---------
                                                  %                    ADJUSTED NIS                 U.S. $
                                        -----------------------     -------------------------   ---------------
                                                                        (IN THOUSANDS)

             Overdrafts                    11.0          10.6            464          273            62
             Short-term credit from
                banks                      10.2           8.9          6,796       21,000         4,795
             Short-term credit from
                others                     18.2          16.2          2,944        3,000           686
                                                                     -------      -------       -------

                                                                      10,204       24,273         5,543
                                                                     =======      =======       =======

     b. As of December 31, 2003, the Group had authorized credit lines from several banks in the amount of adjusted NIS 3,725 thousand ($ 851 thousand), which bear interest at the average rate of Prime +1.8%.

          The Group had an unused credit facility in the amount of approximately adjusted NIS 3,452 thousand ($ 788 thousand) as of December 31, 2003 (there is no fee for the unused portion of the credit facility).

          The weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2002 and 2003, was approximately 12.5% and 8.6%, respectively.

     c. As for charges to collateralize part of the short-term loans and credit, see Note 14.

NOTE 9: -  TRADE PAYABLES

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                            DECEMBER 31,                  DECEMBER 31,
                                                                    -----------------------------        -------------
                                                                      2002            2003                   2003
                                                                    ----------         ----------         -----------
                                                                                   ADJUSTED NIS              U.S. $
                                                                    -----------------------------         -----------
                                                                                  (IN THOUSANDS)

                         Trade payables                                67,564             61,897             14,135
                         Notes payable                                  7,014              1,560                356
                                                                    ----------         ----------         ----------

                                                                       74,578             63,457             14,491
                                                                    ==========         ==========         ==========

                         Including shareholders (1)                    21,260             20,712              4,730
                                                                    ==========         ==========         ==========

                         Including investee of a shareholder (1)       18,354              5,664              1,293
                                                                    ==========         ==========         ==========

                         (1) See Note 18a.

NOTE 10: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                         Related companies of a shareholder (1)         1,313              1,253                286
                         Liabilities to employees and payroll
                            accruals                                   10,421             10,710              2,446
                         Government authorities                         1,611              3,338                762
                         Accrued expenses (2)                           1,769              1,068                244
                         Other                                            408                171                 38
                                                                    ----------         ----------         ----------

                                                                       15,522             16,540              3,776
                                                                    ==========         ==========         ==========

                         (1) See Note 18a.

                         (2) See Note 16e.

NOTE 11: - LONG-TERM LOANS FROM BANKS AND OTHERS AND CAPITAL LEASE OBLIGATIONS

     a.   Composition of long-term loans from banks and others.

          1.   Banks:

                                                                                                      CONVENIENCE
                                                                                                      TRANSLATION
                                                                                DECEMBER 31,          DECEMBER 31,
                                                                            2002          2003          2003
                                                                                ADJUSTED NIS            U.S. $
                                                                        ------------------------      ----------
                                                                              (IN THOUSANDS)

                        Banks                                              55,991        46,991          10,731
                        Less - current maturities                          27,407        18,712           4,273
                                                                        ---------     ---------        ---------

                                                                           28,584        28,279           6,458
                                                                        =========     =========        =========

          2.   Capital lease obligations:

                        Capital lease obligations                          10,682         7,584           1,732
                        Less - current maturities                           3,240         3,619             827
                                                                        ---------     ---------        ---------
                                                                            7,442         3,965             905
                                                                        =========     =========        =========

          3.   Liability in respect of an investment grant refund (Note 16a(1))

                                                                            1,572           982             224
                        Less - current maturities (included in
                           other accounts payable)                            608           620             141
                                                                        ---------     ---------        ---------

                                                                              964           362              83
                                                                        =========     =========        =========


                    As to pledges to secure these liabilities, see Note 14.

          b. The loans are classified by linkage terms and interest rates as follows:

               1.   Banks:


                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                  AVERAGE INTEREST RATE           DECEMBER 31,          DECEMBER 31,
                                  ---------------------      ---------------------    --------------
                                  2002           2003        2002             2003          2003
                                  ----           ----        ----             ----          ----
       Unlinked Israeli                     %                     ADJUSTED NIS             U.S. $
                                 ----------------------      ----------------------   ---------------
       CPI In or linked                                                                 (IN THOUSANDS)
       U.S. $
                                   8.5           8.5       47,099            45,495        10,389
                                   4.7           4.7        6,103             1,496           342
                                   3.1           2.4        2,789                 -             -
                                                          -------           -------       -------
                                                           55,991            46,991        10,731
                                                          =======           =======       =======


               2.   Capital lease obligations:
                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                  AVERAGE INTEREST RATE            DECEMBER 31,         DECEMBER 31,
                                  ---------------------      ---------------------    --------------
                                  2002          2003          2002            2003         2003
                                  ----          ----          ----            ----         ----
                                            %                         ADJUSTED NIS         U.S. $
                                 ----------------------      ----------------------   ---------------
                                                                 (IN THOUSANDS)

       Unlinked                    9.3           9.3       10,682             7,584       1,732

          c. Repayment dates subsequent to the balance sheet date are as follows:

               1.   Banks:
                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                                                          DECEMBER 31,  DECEMBER 31,
                                                                          ------------  ------------
                                                                              2003          2003
                                                                              ----          ----
                                                                          ADJUSTED NIS     U.S. $
                                                                          ------------     ------
                                                                                   (IN THOUSANDS)

                                 First year (current maturities)             18,712          4,273
                                                                          ---------      ---------

                                 Second year                                 9,993           2,282
                                 Third year                                  10,294          2,351
                                 Fourth year                                 5,447           1,244
                                 Fifth year                                  2,545             581
                                                                          ---------      ---------

                                                                             28,279          6,458
                                                                          ---------      ---------

                                                                             46,991         10,731
                                                                          =========      =========

  2.                             Capital lease obligations:

                                 First year (current maturities)              3,619            827
                                                                          ---------      ---------

                                 Second year                                  3,965            905
                                                                          ---------      ---------

                                                                              7,584          1,732
                                                                          =========      =========

3. Liability in respect of an investment grant refund:

                                                                CONVENIENCE
                                                                TRANSLATION
                                              DECEMBER 31,      DECEMBER 31,
                                              ------------     -------------
                                                  2003            2003
                                              ------------     -------------
                                              ADJUSTED NIS        U.S. $
                                              ------------     -------------
                                                   (IN THOUSANDS)

          First year (current maturities)          620                141
                                             ---------          ---------

          Second year                              362                 83
                                             ---------          ---------

                                                   982                224
                                             ---------          ---------
NOTE 12: - ACCRUED SEVERANCE PAY, NET

     a.   Severance pay and retirement grants:

          Under Israeli law and valid labor agreements, the companies of the Group are required to make severance or current pension payments in addition to retirement grants to dismissed employees and to employees leaving employment under certain other circumstances.

          These liabilities are fully covered by regular deposits with severance pay, pension funds and by the balance sheet accrual.

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

          Amounts deposited in severance pay funds, and related liabilities are not reflected in the balance sheet since the funds are not under the control of the Group.

     b. The amounts funded for compensation are deposited with the Central Fund for Compensation and with provident funds in the name of the employees. The amounts funded may be withdrawn provided that the provisions of the severance pay law are fulfilled.

     c. Below are the amounts for accrued severance pay, retirement grants and compensation for unutilized sick leave, as presented in the balance sheet:


        ----------------------------------------------------------------------------------------------------
                                                                                     CONVENIENCE
        ----------------------------------------------------------------------------------------------------
                                                                                     TRANSLATION
        ----------------------------------------------------------------------------------------------------
                                                         DECEMBER 31,                 DECEMBER 31,
        ----------------------------------------------------------------------------------------------------
                                                     2002              2003              2003
                                                   --------           --------         --------
        ----------------------------------------------------------------------------------------------------
                                                         ADJUSTED NIS                    U.S. $
        ----------------------------------------------------------------------------------------------------
                                                                         (IN THOUSANDS)
        ----------------------------------------------------------------------------------------------------
        Severance pay                            8,655               8,702            1,987
        ----------------------------------------------------------------------------------------------------
        Less - amounts funded                    8,344               8,683            1,982
        ----------------------------------------------------------------------------------------------------
                                                   311                  19                5
        Compensation for unutilized sick
           leave                                   159                 172               39
        ----------------------------------------------------------------------------------------------------
                                                   470                 191               44
                                               --------            --------         --------
        ----------------------------------------------------------------------------------------------------



NOTE 13: - CONTINGENT LIABILITIES AND COMMITMENTS

          a. An investee of a shareholder, which is also a supplier of raw materials, has a right of first refusal regarding the sale of part of the purchases of the Group's raw materials for a period of ten years commencing October 1998. The Group purchases raw materials from the investee of a shareholder in the ordinary course of business (see Note 18c. with respect to purchases from shareholders).

          b.   Option to purchase property:

               A subsidiary of the Company, Tri-Wall, containers Ltd. ("Tri-Wall") leases property in Netanya on which Tri-Wall's plant is situated, from a primary lessee ("P.L."). In accordance with the agreement, Tri-Wall has an option to purchase the property in consideration of approximately $ 2.2 million from the P.L., who has an option to purchase the property from the owner.

               Tri-Wall gave notice to the P.L. of its intention to exercise the option. The owner of the property claims that the P.L. breached certain provisions of their agreement and therefore has no rights in the property. The matter was transferred to an arbitrator who determined that Tri-Wall has the right to exercise the option to purchase the land from the owner or that Tri-Wall should be compensated in the amount of $ 2.9 million. In April 2003, the arbitrator's decision was approved by the District Court.

               In August 2003, Tri-Wall claimed the amount of NIS 20 million (including VAT) from the P.L. The P.L. has refused to pay this amount and is continuing its efforts to nullify all decisions against it. The execution office is continuing enforcement procedures against the P.L.

               In separate actions filed by the owner and the P.L., on January 16, 2000, the district court ruled that the P.L. is not entitled to exercise the option as a result of a breach of the lease contract. Notwithstanding the above, the ruling determined that Tri-Wall is entitled to exercise the option and acquire the property. The consideration is to be paid directly to the owner of the property. The Court did not specify the exercise price of the option or the date the option can be exercised. The owner and the P.L. have appealed to the Supreme Court, which has been holding hearings on this matter.

               The Company has transferred the monthly rent payments for the period commencing March 2000 to a designated bank deposit. The rent expenses have been recorded in the financial statements.

          c.   As for guarantees among the companies of the Group, see Note 14c.

          d.   As for leases, see Notes 7 and 11.

NOTE 14: - CHARGES (ASSETS PLEDGED) AND GUARANTEES

          a. As collateral for the Group's liabilities to banks, the State of Israel and a shareholder, a fixed charge was placed, in an unlimited amount, on any unpaid share capital, equipment, machinery, insurance rights and the shares of Tri-Wall, and a floating charge was placed on all the other properties of the Group's plants and the assets.

          b. As collateral for repayment of a loan for the lease of property and equipment in the context of sale - leaseback transaction of machinery and equipment, the Company provided bank guarantee totaling adjusted NIS 10,188 thousand ($ 2,151 thousand). The Company has also mortgaged, in favor of the lender, a containers production line.

          c. The Company has provided a guarantee to the State of Israel in favor of a subsidiary (C.D. Packaging Ltd.) in connection with investment grants received by C.D. in an amount not to exceed 50% of C.D. liabilities in respect of its "approved enterprise". As of December 31, 2003, a guarantee of an amount not to exceed adjusted NIS 491 thousand ($ 112 thousand) was provided, see Note 16a(1).

          d.   Liabilities secured by pledges are as follows:


                                                                              CONVENIENCE
                                                                              TRANSLATION
                                                         DECEMBER 31,         DECEMBER 31,
                                                   ---------------------      ------------
                                                      2002         2003          2003
                                                   --------     --------       --------
                                                        ADJUSTED NIS             U.S. $
                                                       (IN THOUSANDS)

             Short-term loans and credit              7,260       21,273          4,858
             Long-term liabilities including
                current maturities                   67,460       50,972         11,640
                                                   --------     --------       --------

                                                     74,720       72,245         16,498
                                                   ========     ========       ========

NOTE 15: - SHARE CAPITAL

          a.   The shares of the Company are traded on the American Stock
               Exchange in the United States.


                                                                 DECEMBER 31, 2002 AND 2003
                                                              -------------------------------------
                                                                                     ISSUED AND
                                                              AUTHORIZED            OUTSTANDING *)
                                                              ----------            --------------

                                                                        NUMBER OF SHARES
                                                              -------------------------------------

               Ordinary shares of NIS 1 par value each        10,000,000              2,520,000
                                                              ==========              =========

               *) As of December 31, 2003, a subsidiary of the Company holds a total of 119,813 of the Ordinary shares of NIS 1 par value of the Company, which is netted from shareholders' equity in the amount of adjusted NIS 4,258 thousand. The shares are presented in the financial statements under the cost method.

               The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, the right to receive dividends and the right to a share in excess of assets upon liquidation of the Company.

          b.   Share option plan:

               In August 1996, the Company's Board of Directors has authorized through share option plan ("the plan") the grant of options to the Company's employees of up to 100,000 of the Company's Ordinary shares at the exercise price of $ 8.5 per share (the share's market price at the date the plan was approved, was $
               10). Half of the options are exercisable after two years and the other half are exercisable after three years. The options are expired within 7 years. Any options that are canceled or forfeited before expiration become available for future grant.

               As of December 31, 2002, all options have been expired.

               A summary of the Company's share option activity and related information, is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                        2001                              2002                           2003
                               ----------------------            -----------------------        -----------------------
                                             WEIGHTED                           WEIGHTED                      WEIGHTED
                                AMOUNT       AVERAGE             AMOUNT         AVERAGE         AMOUNT        AVERAGE
                                  OF         EXERCISE              OF           EXERCISE          OF          EXERCISE
                                OPTIONS       PRICE              OPTIONS         PRICE          OPTIONS        PRICE
                                -------       -----              -------         -----          -------        -----
                                                $                                  $                             $
                                              -----                              -----                         -----

 Outstanding - at
    beginning of year          54,000          8.5               54,000           8.5                -             -
 Outstanding - at end
    of year                    54,000          8.5                 -                -                -             -

 Exercisable options           54,000          8.5                 -                -                -             -


               As of December 31, 2003, no options are available for future grant.

          c.   Dividends:

               Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 16: - INCOME TAXES

          a. Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

               1. The Company's subsidiary, C.D. Packaging Systems Ltd. ("C.D.") was granted the status of an "approved enterprise", including an expansion plan, pursuant to the law for the Encouragement of Capital Investments 1959, as amended.

                    On December 8, 2002, the Investment Center management informed C.D on the cancellation of the approval from 1992, retroactively since C.D. failed to comply with the terms contained in the approval.

                    In addition, C.D. was compelled to fulfill the following conditions:

                    a) To refund certain investment grants that C.D. received in the amount of NIS 1,860 thousand, which will be paid in 36 equal monthly installments starting August 2002. The refund amount was charged to property and equipment from which it was previously netted.

                    b) C.D. committed to employ the amount of employees, as determined by the Investment Center management, through 2005.

                    c) The Company and C.D's other shareholders guarantee C.D.'s liabilities as stated in the above items 1) and
                         2).

               2. In 1997, the production facilities of the Company's subsidiary Tri-wall containers Ltd. ("Tri-wall") have been granted the status of an "approved enterprise" under the Law of the Encouragement of Capital Investments, 1959. Tri-wall has elected the alternative benefits, waiving grants in return for tax exemption. In accordance with this Law, the income from the approved enterprise will be exempt from tax for a period of two years and for the remaining benefit period will be subject to a reduced tax rate of 25%. The total benefit period is for ten years, commencing with the first year in which taxable income is generated, but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier ("benefit period").

                    The entitlement to the above benefits is conditional upon Tri-Wall's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and Tri-Wall may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that Tri-Wall is meeting all of the aforementioned conditions.

                    During 2003, Tri-Wall received final approval of implementation of the investment program.

                    Due to tax losses incurred by the Company, tax benefit period for the approved enterprise program has not yet commenced. In accordance with the law the total benefit period will expire in 2009.

                    The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the company only upon the complete liquidation of the Company.

                    The subsidiary has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's subsidiaries' "Approved Enterprise". If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the subsidiaries, it would be taxed at the corporate tax rate applicable to such profits as if the Company has not elected the alternative tax benefits. As of December 31, 2003, the subsidiaries have immaterial tax-exempt profits from the "Approved Enterprise".

                    Income derived from sources other than approved enterprises are taxed at the regular tax rate of 36%.

          b. Tax benefits under the Law for the Encouragement of Industry ("Taxation"), 1969:

               The Company and its subsidiaries are "industrial companies" under the Law for the Encouragement of Industry (Taxation), 1969, and as such are entitled to certain tax benefits by virtue of this law, mainly accelerated depreciation.

               Under the above law, the Company and Tri-Wall, file consolidated tax returns.

          c. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

               The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.

          d.   Deferred income taxes:

               1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of assets and liabilities included in these financial statements and those to be considered for tax purposes.

                    The main components in respect of which deferred income taxes have been included are as follows:

                    Depreciation in respect of property and equipment in the adjusted financial statements and for tax purposes (taking into consideration Opinion No. 40 of the Institute of Certified Public Accountants in Israel); differences between the value of inventories in the adjusted financial statements and its value for tax purposes; differences in accounting for other income and expenses items in the adjusted financial statements and for tax purposes (mainly provisions for employee rights); carryforward losses.

               2. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                   DECEMBER 31,           DECEMBER 31,
                                                                           -------------------------     -------------
                                                                             2002             2003           2003
                                                                           ---------       ---------       ---------
                                                                                  ADJUSTED NIS               U.S. $
                                                                           --------------------------      ---------
                                                                                       (IN THOUSANDS)

                                        Deferred tax assets:
                                        Tax loss carryforward                26,313          23,238           5,307
                                        Provision for employee rights         2,105           1,876             428
                                        Allowance for doubtful debts            854             802             183
                                        Others                                  373             385              88
                                                                           ---------       ---------       ---------

                                     Net deferred tax assets before
                                        valuation allowance                  29,645          26,301           6,006
                                     Valuation allowance                       (240)              -               -
                                                                           ---------       ---------       ---------

                                     Net deferred tax assets                 29,405          26,301           6,006
                                                                           ---------       ---------       ---------

                                     Deferred tax liabilities:
                                        Depreciable property and
                                          equipment                          36,124          30,947           7,067
                                        Inventories                             505               -               -
                                                                           ---------       ---------       ---------

                                     Net deferred tax liability              36,629          30,947           7,067
                                                                           ---------       ---------       ---------

                                     Net deferred tax liabilities
                                        (domestic)                            7,224           4,646           1,061
                                                                           =========       =========       =========

               e. Deferred income taxes are presented in the balance sheet as follows:



                                                                                                            CONVENIENCE
                                                                                                            TRANSLATION
                                                                                   DECEMBER 31,             DECEMBER
                                                                              ----------------------           31,
                                                                               2002            2003           2003
                                                                                   ADJUSTED NIS               U.S. $
                                                                           --------------------------      ---------
                                                                                        (IN THOUSANDS)

                                     Among current assets  ("Other
                                        accounts receivable and
                                        prepaid expenses")                      589             629              144
                                     Among long-term liabilities             (7,813)         (5,275)          (1,205)
                                                                           ---------       ---------        ---------

                                                                             (7,224)         (4,646)          (1,061)
                                                                           =========       =========        =========

               f.   Income tax reconciliation:

                    A reconciliation between the theoretical tax expense assuming all income is taxed at the statutory rate of 36% and the actual tax expense is as follows:

                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                  YEAR ENDED
                                                                            YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                                                    -------------------------------------     -----------------
                                                                      2001          2002            2003             2003
                                                                                 ADJUSTED NIS                       U.S. $
                                                                                         (IN THOUSANDS)

                         Loss before taxes on income                (14,538)      (15,285)       (4,487)           (1,024)
                                                                   =========     =========      =========        =========

                         Theoretical tax expense (benefit)
                            computed at the Israeli statutory
                            tax rate - 36%                           (5,233)       (5,502)       (1,615)             (369)

                         Increase (decrease) in income taxes resulting from:

                         Tax adjustments in respect of
                            inflation in Israel and others             (342)         (424)         (305)              (70)
                         Non-deductible expenses (tax exempt
                            income) and others, net                      30          (180)           32                 7
                         Increase (decrease) in tax expense
                            due to reduced tax rates in
                            companies which were granted
                            approved enterprise status                   (9)          180           (78)              (18)
                         Utilization of losses and capital
                            losses which were not recorded as
                            an asset in the and in previous
                            years                                       (13)            -           (612)            (139)
                                                                   ---------     ---------      ---------        ---------
                         Actual tax benefit                          (5,567)       (5,926)        (2,578)            (589)
                                                                   =========     =========      =========        =========

               g.   Income taxes included in the statements of operations
                    (domestic):


                         Deferred income taxes, net                  (5,567)       (6,257)        (2,578)            (589)
                         Taxes in respect of previous years               -           331              -                -
                                                                   ---------     ---------      ---------        ---------
                                                                     (5,567)       (5,926)        (2,578)            (589)
                                                                   =========     =========      =========        =========

               h.   Income tax assessments:

                    Final tax assessments have been received by the Company and its subsidiaries as follows:

                    Carmel Systems and Tri-Wall Containers up to and including the 2000 tax year, C.D. Packaging Systems up to and including the 1999 tax year. Solid Packaging Board has not yet been assessed since incorporation.

NOTE 17: - LINKAGE TERMS OF MONETARY BALANCES

                                                                                       DECEMBER 31, 2002
                                                       ------------------------------------------------------------------------
                                                          LINKED TO           IN OR
                                                         THE ISRAELI        LINKED TO
                                                           CONSUMER          FOREIGN
                                                         PRICE INDEX         CURRENCY          UNLINKED           TOTAL
                                                       ----------------  ----------------  ---------------- ------------------
                                                                                                                  ADJUSTED NIS
                                                       -----------------------------------------------------------------------
                                                                                                                (IN THOUSANDS)
Assets:

Cash and cash equivalents                                            -                83                553              636
Trade receivables                                                    -             1,802            117,267          119,069
Other accounts receivable and prepaid expenses                     394                 -              1,516            1,910
                                                       ----------------  ----------------  ---------------- -----------------
                                                                   394             1,885            119,336          121,615
                                                       ================  ================  ================ =================

Liabilities:

Short-term credit from banks and others                              -                 -             10,204           10,204
Trade payables                                                       -            53,202             21,376           74,578
Other accounts payable and accrued expenses                          -             1,313             14,209           15,522
Long-term loans from banks and others (including
   current maturities)                                           6,103             2,789             48,063           56,955
Capital lease obligation (including current
   maturities)                                                       -                 -             10,682           10,682
                                                       ----------------  ----------------  ---------------- -----------------
                                                                 6,103            57,304            104,534          167,941
                                                       ================  ================  ================ =================

                             ** TABLE CONTINUED **

                                                                              DECEMBER 31, 2003
                                                      ----------------------------------------------------------------------
                                                         LINKED TO           IN OR
                                                        THE ISRAELI        LINKED TO
                                                         CONSUMER           FOREIGN
                                                        PRICE INDEX         CURRENCY          UNLINKED           TOTAL
                                                      ----------------  ----------------  ----------------  ----------------

                                                      ----------------------------------------------------------------------

Assets:

Cash and cash equivalents                                           -                 3               744               747
Trade receivables                                                   -             2,131           131,800           133,931
Other accounts receivable and prepaid expenses                    261                 -             3,397             3,658
                                                      ----------------  ----------------  ----------------  ----------------
                                                                  261             2,134           135,941           138,336
                                                      ================  ================  ================  ================

Liabilities:

Short-term credit from banks and others                             -                 -            24,273            24,273
Trade payables                                                      -            40,778            22,679            63,457
Other accounts payable and accrued expenses                         -             1,253            15,287            16,540
Long-term loans from banks and others (including
   current maturities)                                          1,496                 -            45,857            47,353
Capital lease obligation (including current
   maturities)                                                      -                 -             7,584             7,584
                                                      ----------------  ----------------  ----------------  ----------------
                                                                1,496            42,031           115,680           159,207
                                                      ================  ================  ================  ================

                              ** TABLE COMPLETE **

                                                                                                 DECEMBER 31, 2002
                                                                 -------------------------------------------------------------------
                                                                      LINKED TO           IN OR
                                                                     THE ISRAELI         LINKED TO
                                                                      CONSUMER            FOREIGN
                                                                     PRICE INDEX         CURRENCY        UNLINKED          TOTAL
                                                                   --------------       -----------     -----------      -----------
                                                                                         CONVENIENCE TRANSLATION INTO U.S.$
                                                                 -------------------------------------------------------------------
                                                                                              (IN THOUSANDS)
       Assets:

       Cash and cash equivalents                                             -                  1              170              171
       Trade receivables                                                     -                487           30,098           30,585
       Other accounts receivable and prepaid expenses                       60                  -              777              837
                                                                   -----------         -----------     -----------      -----------
                                                                            60                488           31,045           31,593
                                                                   ===========         ===========     ===========      ===========

       Liabilities:

       Short-term credit from banks and others                               -                  -            5,543            5,543
       Trade payables                                                        -              9,312            5,179           14,491
       Other accounts payable and accrued expenses                           -                286            3,490            3,776
       Long-term loans from banks and others (including
          current maturities)                                              342                  -           10,472           10,814
       Capital lease obligation (including current maturities)               -                  -            1,732            1,732
                                                                   -----------         -----------     -----------      -----------
                                                                           342              9,598           26,416           36,356
                                                                   ===========         ===========     ===========      ===========

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 18: - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

               a.   Current liabilities to related parties:

                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                                     DECEMBER 31,               DECEMBER 31
                                                                                     ------------               -----------
                                                      LINKAGE     INTEREST        2002           2003             2003
                                                      -------     --------        ----           ----             ----
                                                      TERMS        RATE              ADJUSTED NIS                U.S. $
                                                      -----        ----              ------------                ------

                         1. Trade payables:                       Interest
                            Shareholder                U.S. $       free          21,260          20,712         4,730

                            Related companies of a                Interest
                            shareholder                U.S. $       free          18,354           5,664         1,293

                         2. Other accounts payable
                               and accrued
                               expenses:
                            Related companies of a                Interest
                            shareholder                U.S. $       free           1,313           1,253          286

               b.   Current receivables from related parties:

                         1. Trade receivables:
                            Related parties           Unlinked     Interest
                                                       Euro          free          1,011           1,212          277
                                                                                   1,236           1,847          422
                         2. Other accounts receivable
                               and prepaid
                               expenses:
                            Investees of              Unlinked     Interest
                            shareholders                            free             723             382           87


NOTE 18:-        TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)


          c.   Transactions with related parties:

               The Company sells to, shareholders, investees of a shareholder and purchases raw materials from investees of a shareholder and shareholders. The terms of these transactions do not differ materially from similar transactions with third parties. The sales, purchases and other transactions are as follows:

                                                                                                              CONVENIENCE
                                                      INVESTEES OF                                            TRANSLATION
                                                      A SHAREHOLDER       SHAREHOLDERS       TOTAL             TOTAL
                                                      -------------       ------------       -----             -----
                                                                          ADJUSTED NIS                         U.S. $
                                                      ----------------------------------------------           ------
                                                                                 (IN THOUSANDS)
                         In 2003:
                         Expenses:
                            Purchases of raw
                            materials                    18,986              71,721           90,707           20,714
                            Financing and
                            commissions                     (45)             (1,575)          (1,620)            (370)
                                                      ----------          ----------       ----------       ----------
                                                         18,941              70,146           89,087           20,344
                                                      ==========          ==========       ==========       ==========
                         Sales                            9,418               4,265           13,683            3,125
                                                      ==========          ==========       ==========       ==========


                                                                     INVESTEES OF
                                                                    A SHAREHOLDER          SHAREHOLDERS      TOTAL
                                                                    -------------          ------------      -----
                                                                                            ADJUSTED NIS
                                                                    -----------------------------------------------
                                                                                           (IN THOUSANDS)
                         In 2002:
                         Expenses:
                            Purchases of raw materials                  30,720              74,449           105,169
                            Financing and commissions                        -                 294               294
                                                                     ---------           ---------         ---------
                                                                        30,720              74,743           105,463
                                                                     =========           =========         =========
                         Sales                                           9,291               3,830            13,121
                                                                     =========           =========         =========
                         In 2001:
                         Expenses:
                            Purchases of raw materials                  32,468              61,829            94,297
                            Financing and commissions                        -                 673               673
                                                                        32,468              62,502            94,970
                                                                     =========           =========         =========
                         Sales                                          12,044               8,513            20,557
                                                                     =========           =========         =========

NOTE 19: - SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS



          a.   Cost of revenues:

                                                                                                              CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                              YEAR ENDED
                                                                          YEAR ENDED DECEMBER 31,              DECEMBER
                                                               ----------------------------------------           31,
                                                                  2001           2002           2003             2003
                                                               ----------     ----------     ----------      ----------
                                                                               ADJUSTED NIS                     U.S. $
                                                               -----------------------------------------     ----------
                                                                                       (IN THOUSANDS)
                                                               ---------------------------------------------------------

                          Raw Materials (1)                      197,335        193,871        201,843          46,093
                          Salaries, wages and employee
                             benefits                             53,765         52,428         52,494          11,988
                          Subcontracted work                       3,009          3,103          2,921             667
                          Other manufacturing costs               36,235         36,212         35,446           8,096
                          Depreciation                            24,246         23,364         21,874           4,995
                                                               ----------     ----------     ----------      ----------
                                                                 314,590        308,978        314,578          71,839
                          Decrease in inventories of work in
                             progress                              1,415            476            185              42
                          Decrease (increase) in inventories
                             of finished products                    323          1,784           (458)           (105)
                                                               ----------     ----------     ----------      ----------
                                                                 316,328        311,238        314,305          71,776
                                                               ==========     ==========     ==========      ==========

          (1)  As for purchases from major suppliers (related parties), see Note
               18c.

          b.   Selling and marketing expenses:

                                                                                                              CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                              YEAR ENDED
                                                                          YEAR ENDED DECEMBER 31,             DECEMBER 31,
                                                               ----------------------------------------      -------------
                                                                 2001            2002           2003             2003
                                                               ----------     ----------     ----------      ----------
                                                                                ADJUSTED NIS                     U.S. $
                                                               -----------------------------------------     -----------
                                                                                        (IN THOUSANDS)
                                                               ----------------------------------------------------------

                          Salaries and employee benefits           6,920          5,163          5,415           1,237
                          Advertising expenses                       262            243            146              33
                          Depreciation                               342            289            162              37
                          Transportation and other                10,548         11,064         11,602           2,649
                                                               ----------     ----------     ----------      ----------
                                                                  18,072         16,759         17,325           3,956
                                                               ==========     ==========     ==========      ==========


          c.   General and administrative expenses:

                         Salaries and employee benefits            9,785          9,493          9,329           2,131
                         Depreciation                              2,198          1,914          1,745             398
                         Office maintenance and other
                            expenses (1)                           7,476          6,281          6,686           1,527
                                                               ----------     ----------     ----------      ----------
                                                                  19,459         17,688         17,760           4,056
                                                               ==========     ==========     ==========      ==========
                         (1) Including doubtful and bad
                                  debts expenses                     392            254            230              53
                                                               ==========     ==========     ==========      ==========


          d.   Financial expenses, net:

                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                                                                                             YEAR ENDED
                                                                          YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                                                 ----------------------------------------    ------------
                                                                    2001            2002           2003          2003
                                                                  ---------      ---------       ---------     ---------
                                                                               ADJUSTED NIS                       U.S. $
                                                                 -----------------------------------------   -------------
                                                                                       (IN THOUSANDS)
                                                                 ----------------------------------------------------------
                          Financial expenses:
                            Interest expenses and bank charges:
                            On short-term credit                     6,205          3,014           2,215           506
                            On long-term loans                       5,972          6,610           5,345         1,221
                            Losses arising from inflationary
                            erosion of the Israeli currency
                            and others                               1,748          7,323           2,916           666
                                                                  ---------      ---------       ---------     ---------
                                                                    13,925         16,947          10,476         2,393
                                                                  ---------      ---------       ---------     ---------
                          Financial income:
                            Interest income                           (599)          (668)         (3,249)         (743)
                            Gains arising from inflationary
                            erosion of the Israeli currency
                            and others                              (2,464)       (10,201)         (2,068)         (472)
                                                                  ---------      ---------       ---------     ---------
                                                                    (3,063)       (10,869)         (5,317)       (1,215)
                                                                  ---------      ---------       ---------     ---------
                                                                    10,862          6,078           5,159         1,178
                                                                  =========      =========       =========     =========

                 e. Other income (expenses), net:

                         Capital gain (loss) on sale of
                            property and equipment, net                152            156            (129)          (29)
                         Other income (expenses)                         -         (1,311)            223            51
                                                                  ---------      ---------       ---------     ---------
                                                                       152         (1,155)             94            22
                                                                  =========      =========       =========     =========

NOTE 20: - OPERATING SEGMENTS DATA

           The Company operates in three operating segments, the manufacturing of shipping containers, corrugated cardboard panels and other types of paper consumer packaging, (see Note 1a. for a brief description of the Company's business) and follows the requirements of Accounting Standard No. 11 Segment
Reporting:

                                                                      YEAR ENDED DECEMBER 31, 2001
                                     -----------------------------------------------------------------------------------------------
                                                                             TRI-WALL
                                                                             PACKAGING
                                                           CONSUMER           WOODEN
                                        SHIPPING           PACKAGING         PALLETS AND
                                        CONTAINERS         PRODUCTS            BOXES              ELIMINATIONS           TOTAL
                                       ------------       ------------      ------------          ------------        ------------
                                                                               ADJUSTED NIS
                                     -----------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)
Revenues:
    Sales to external customers          253,561              30,148             66,322                     -             350,031
    Intersegment sales                    13,645               3,856              2,719               (20,220)                  -
                                     ------------        ------------       ------------          ------------        ------------


Total revenues                           267,206              34,004             69,041               (20,220)            350,031
                                     ============        ============       ============          ============        ============

Segments operating income (loss)          (8,753)               (380)             5,305                                    (3,828)
                                     ============        ============       ============

Financial expenses, net                  (10,524)               (283)               (55)                                  (10,862)
                                     ============        ============       ============
Other income, net                                                                                                             152
Tax benefit                                                                                                                 5,567
Minority interest in losses of a
   subsidiary                                                                                                                 232
                                                                                                                      ------------


Net loss                                                                                                                   (8,739)
                                                                                                                      ============

Assets and liabilities:

Segments assets                          255,413              29,170             31,031                                   315,614
                                     ============        ============       ============                              ------------


Total assets                                                                                                              315,614
                                                                                                                      ============

Segments liabilities                     155,138               4,650              8,404                                   168,192
                                     ============        ============       ============                              ------------

Total liabilities                                                                                                         168,192
                                                                                                                      ============

Capital investments                        9,262                 451                873                                    10,586
                                     ============        ============       ============                              ============


Depreciation                              23,371               1,618              1,797                                    26,786
                                     ============        ============       ============                              ============


                                                                      YEAR ENDED DECEMBER 31, 2002
                                     -----------------------------------------------------------------------------------------------
                                                                              TRI-WALL
                                                                             PACKAGING
                                                           CONSUMER           WOODEN
                                        SHIPPING           PACKAGING         PALLETS AND
                                        CONTAINERS         PRODUCTS           BOXES              ELIMINATIONS           TOTAL
                                       ------------       ------------     ------------          ------------        ------------
                                                                               ADJUSTED NIS
                                     -----------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)

 Revenues:
 Sales to external customers             251,090              30,091             56,452                     -             337,633
 Intersegment sales                        9,579               1,410              3,284               (14,273)                  -
                                     ------------        ------------       ------------          ------------        ------------

 Total revenues                          260,669              31,501             59,736               (14,273)            337,633
                                     ============        ============       ============          ============        ============

 Segments operating income (loss)        (11,897)             (1,631)             5,476                                    (8,052)
                                     ============        ============       ============

 Financial expenses, net                  (4,459)               (676)              (943)                                   (6,078)
                                     ============        ============       ============
 Other expenses, net                                                                                                       (1,155)
 Tax benefit                                                                                                                5,926
 Minority interest in losses of a
    subsidiary                                                                                                                807
                                                                                                                      ------------

 Net loss                                                                                                                  (8,552)
                                                                                                                      ============

 Assets and liabilities:

 Segments assets                         242,690              30,186             27,930                                   300,806
                                     ============        ============       ============                              ------------

 Total assets                                                                                                             300,806
                                                                                                                      ============

 Segments liabilities                    169,558              10,130              7,664                                   187,352
                                     ============        ============       ============                              ------------

 Total liabilities                                                                                                        187,352
                                                                                                                      ============

 Capital investments                       1,937                  46                402                                     2,385
                                     ============        ============       ============                              ============

 Depreciation                             21,860               1,941              1,766                                    25,567
                                     ============        ============       ============                              ============

                                                                      YEAR ENDED DECEMBER 31, 2003
                                     -----------------------------------------------------------------------------------------------
                                                                              TRI-WALL
                                                                             PACKAGING
                                                           CONSUMER           WOODEN
                                        SHIPPING           PACKAGING         PALLETS AND
                                        CONTAINERS         PRODUCTS           BOXES              ELIMINATIONS           TOTAL
                                       ------------       ------------     ------------          ------------        ------------
                                                                               ADJUSTED NIS
                                     -----------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)
 Revenues:
 Sales to external customers             267,775              32,014             50,179                     -             349,968
 Intersegment sales                        8,946               1,739              2,652               (13,337)                  -
                                     ------------        ------------       ------------          ------------        ------------

 Total revenues                          276,721              33,753             52,831               (13,337)            349,968
                                     ============        ============       ============          ============        ============

 Segments operating income (loss)         (1,439)               (541)             2,558                                       578
                                     ============        ============       ============

 Financial income (expenses), net         (5,540)                (58)               439                                    (5,159)
                                     ============        ============       ============
 Other income, net                                                                                                             94
 Tax benefit                                                                                                                2,578
 Minority interest in losses of
    subsidiary                                                                                                                 66
                                                                                                                      ------------

 Net loss                                                                                                                  (1,843)
                                                                                                                      ============

 Assets and liabilities:

 Segments assets                         230,888              27,926             28,532                                   287,346
                                     ============        ============       ============                              ------------

 Total assets                                                                                                             287,346
                                                                                                                      ============

 Segments liabilities                    158,717               8,578              8,440                                   175,735
                                     ============        ============       ============                              ------------

 Total liabilities                                                                                                        175,735
                                                                                                                      ============

 Capital investments                       2,918                  49              1,195                                     4,162
                                     ============        ============       ============                              ============

 Depreciation                             20,426               2,029              1,446                                    23,901
                                     ============        ============       ============                              ============


                                                                      YEAR ENDED DECEMBER 31, 2003
                                     -----------------------------------------------------------------------------------------------
                                                                              TRI-WALL
                                                                             PACKAGING
                                                           CONSUMER           WOODEN
                                        SHIPPING           PACKAGING         PALLETS AND
                                        CONTAINERS         PRODUCTS           BOXES              ELIMINATIONS           TOTAL
                                       ------------       ------------     ------------          ------------        ------------
                                                                 CONVENIENCE TRANSLATION INTO U.S. $
                                     -----------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)

 Revenues:
 Sales to external customers              61,150               7,311             11,459                     -              79,920
 Intersegment sales                        2,043                 397                606                (3,046)                  -
                                     ------------        ------------       ------------          ------------        ------------

 Total revenues                           63,193               7,708             12,065                (3,046)             79,920
                                     ============        ============       ============          ============        ============

 Segments operating income (loss)           (329)               (124)               585                                       132
                                     ============        ============       ============

 Financial income (expenses), net         (1,265)                (13)               100                                    (1,178)
                                     ============        ============       ============
 Other income, net                                                                                                             22
 Tax benefit                                                                                                                  589
 Minority interest in losses of a
    subsidiary                                                                                                                 15
                                                                                                                      ------------

 Net loss                                                                                                                    (420)
                                                                                                                      ============

 Assets and liabilities:

 Segments assets                          52,728               6,377              6,516                                    65,621
                                     ============        ============       ============                              ------------

 Total assets                                                                                                              65,621
                                                                                                                      ============

 Segments liabilities                     36,245               1,959              1,927                                    40,131
                                     ============        ============       ============                              ------------

 Total liabilities                                                                                                         40,131
                                                                                                                      ============

 Capital investments                         666                  11                273                                       950
                                     ============        ============       ============                              ============

 Depreciation                              4,665                 463                330                                     5,458
                                     ============        ============       ============                              ============


For each of the years ended December 31, 2001, 2002 and 2003 more than 95% of the Company's revenues were derived from customers located in Israel.

All long-lived assets are located in Israel.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21: DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


           The consolidated financial statements of the Company conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described below:

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

          b.   Effect of inflation:

               The Company, in accordance with Israeli GAAP, comprehensively includes the effects of price level changes in the accompanying consolidated financial statements, as described in Note 2b. Such Israeli accounting principles measure the effects of price level changes in the inflationary nature of the Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for Israeli and U.S. accounting purposes. As permitted by the United States Securities and Exchange Commission rules for Foreign Private Issuers whose financial statements comprehensively include the effects of inflation, price level adjustments have not been reversed and included in a reconciliation of Israeli accounting principles to U.S. accounting principles.

          c.   Treatment of deferred income taxes:

               Under Israeli GAAP, deferred income taxes are not provided on the undistributed tax exempt profits of approved enterprise, where such profits have been reinvested and will not be distributed to the company shareholders.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21: DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

               Under U.S. GAAP, deferred income taxes are provided on the undistributed tax exempt profits of domestic subsidiaries that arose in fiscal years beginning after December 15, 1992.

               The effect of this difference is not material.

          d.   Proportionate consolidation:

               Under Israeli GAAP, a jointly controlled entity is included in the Company's consolidated financial statements according to the proportionate consolidation method.

               Under U.S. GAAP, investments in a jointly controlled entity are accounted for by the equity method. Proportionate consolidation is permitted by the Securities and Exchange Commission regulations applicable for foreign private issuers. Disclosure required under Item 17 in form 20-F regarding the pro rata interest in the proportionately consolidated entity was not presented due to the immateriality of the aforementioned entity.

          e.   Base stock:

               According to Israeli GAAP, pallets and spare parts are presented as base stock among property and equipment and maintained at cost, while new purchases are charged as an expense.

               According to U.S. GAAP, such amounts should be capitalized and depreciated over the useful lives of the assets.

               The effect of this difference on both income and equity is not material.

          f.   Derivative financial instruments:

               Under Israeli GAAP derivative financial instruments are accounted for according to the provisions prevailing under U.S. GAAP before the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").

               Under U.S. GAAP, SFAS No. 133, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21: DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

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

               The Company uses purchased call options to hedge the fair value of balance sheet accounts denominated in foreign currencies against changes in foreign exchange rates. Due to the short-term settlement period of the derivatives instruments, the difference between the intrinsic values as required under Israeli GAAP and the fair value as required under U.S. GAAP, is immaterial.

          g.   Consultation fees:

               The Company included in 2002 an amount of adjusted NIS 1,311 thousand in other income (expenses), which relates to consultation fee with respect to efficiency improvement of the Company's operations. Under US GAAP, these expenses should be included in the statements of operations as a part of operating expenses.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21: DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

          h.   Segment information:

               According to Israeli GAAP, segment disclosures are provided in accordance with the guidance of Accounting Standard No. 11 regarding segment reporting.

               According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which defines an operating segment as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.

               For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same three reportable segments.

          i.   Impact of recently issued accounting standards:

               FASB INTERPRETATION NO. 46

               In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.

                                                   CARMEL CONTAINER SYSTEMS LTD.
                                                                AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21: DIFFERENCES BETWEEN ISRAELI AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT.)

               The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

               SAB NO. 104

               In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

--------------------------------------------------------------------------------
                                                   KESSELMAN & KESSELMAN
                                                   Certified Public Accountants
                                                   1 Nathanson Street
                                                   Telephone +972-4-8605000
                                                   Facsimile +972-4-8605001



LIST OF SUBSIDIARIES

 NAME OF COMPANY                                  OWNERSHIP           CONTROL
--------------------------------------------    ---------------     ------------
                                                       AS OF DECEMBER 31, 2003
                                                --------------------------------
 SUBSIDIARIES:

 C.D. Packaging Systems Ltd.                         50%                 50.1%
 Tri-Wall Containers (Israel) Ltd.                  100%                100%
 Solid Packaging Board Ltd.*                        100%**              100%**

 INACTIVE COMPANIES:

 Plaro Container Systems (1989) Ltd.                100%                100%
 Tri-Wall Pallets (1973) Ltd.                       100%                100%

* Percentage of control represents the percentage of control of C.D. Packaging Systems Ltd.

**   As of December 31, 2002 - 50%.

The following is a copy of the previously issued audit report of Arthur Andersen. This report was issued on January 28, 2002. Arthur Andersen has not reissued the report.

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

                                                  /s/ Luboshitz Kasierer
                                                 -------------------------------
                                                  Luboshitz Kasierer
                                            Certified Public Accountants (Isr.)

Tel-Aviv.January 28, 2002

                                AUDITORS' REPORT

                             To the shareholders of

                           C.D. PACKAGING SYSTEMS LTD.


We have audited the financial statements of C.D. Packaging Systems Ltd. (hereafter - the Company) and the consolidated financial statements of the Company and its proportionately consolidated subsidiary: balance sheets as of December 31, 2003 and 2002 and statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted ("GAAP") in Israel, which differ in certain respects from accounting principles generally accepted in the US (see note 12 to the financial statements).

As explained in note 1b, the aforementioned financial statements are presented in values adjusted to reflect the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


   Haifa,
   March 4, 2004

                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                              CARMEL CONTAINER SYSTEMS LTD.



Dated:  June 27, 2004                         By:  /s/ Doron Kempler
                                                   -----------------------------
                                              Name:   Doron Kempler
                                              Title:  General Manager